UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-39100

Progyny, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**27-2220139**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
1359 Broadway **New York, New York**	**10018**
(Address of principal executive offices)	**(Zip Code)**

(212) 888-3124

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	PGNY	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of the registrant's shares of common stock as reported by The Nasdaq Global Select Market on June 30, 2023 (the last business day of the registrant's second fiscal quarter), was approximately $3.3 billion.

As of January 31, 2024, the registrant had 96,499,402 shares of common stock, $0.0001 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement relating to its 2024 Annual Meeting of Stockholders to be filed within 120 days after the end of the fiscal year ended December 31, 2023 are incorporated by reference into Part III of this Annual Report on Form 10-K.

PROGYNY, INC.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of historical fact contained in this Annual Report on Form 10-K are forward-looking statements, including without limitation statements regarding our future results of operations and financial position; our ability to acquire or invest in complementary businesses, products, and technologies; our ability to achieve profitability on an annual basis and sustain such profitability; the sufficiency of our cash and cash equivalents, anticipated sources and uses of cash; our business strategies, plans, objectives and goals; our ability to acquire new clients and successfully engage new and existing clients; our ability to effectively manage our growth; our ability to compete effectively with existing competitors and new market entrants; the impact of recently adopted accounting pronouncements; our ability to attract and retain qualified employees and key personnel; the plans and objectives of management for future operations and capital expenditures; general economic and market trends; the impacts of the COVID-19 pandemic, including variants, on our business, operations, and the markets and communities in which we and our clients, members and providers operate and the potential impact of evolving laws and regulations, including any laws and regulations restricting reproductive rights. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential," "seek," "assume," "future" or "continue" or the negative of these terms or other similar expressions. The forward-looking statements in this Annual Report on Form 10-K are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K and are subject to a number of important factors that could cause actual results to differ materially from those in the forward-looking statements, including the factors described under Part I, Item 1A. "Risk Factors" and Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations." of this Annual Report on Form 10-K.

In addition, statements such as "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the filing date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this Annual Report on Form 10-K and the documents that we reference in this Annual Report on Form 10-K completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

SUMMARY OF RISKS AFFECTING OUR BUSINESS

Below is a summary of the principal factors that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found under the heading "Risk Factors" in Part I, Item 1.A of this Annual Report on Form 10-K and should be carefully considered, together with other information in this Annual Report on Form 10-K and our other filings with the U.S. Securities and Exchange Commission, or the SEC, before making an investment decision regarding our common stock.

- We may fail to meet our publicly announced guidance or other expectations about our business and future results of operations, which would cause our stock price to decline.

- The fertility market in which we participate is competitive, and if we do not continue to compete effectively, our results of operations could be harmed.

- Unfavorable conditions in the global economy or our industry could limit our ability to grow our business and negatively affect our results of operations.

- Our business depends on our ability to retain our existing clients and increase the adoption of our services within our client base. Any failure to do so would harm our business, financial condition and results of operations.

- Our largest clients account for a significant portion of our revenue and a significant number of our clients are in the technology industry. The loss of one or more of these clients, changes to pricing terms with these clients or changes within the technology industry could negatively impact our business, financial condition and results of operations.

- If we are unable to attract new clients, our business, financial condition and results of operations would be adversely affected.

- The COVID-19 pandemic, including variants and resurgences, has had and may continue to have, and similar health epidemics or pandemics could in the future have, an adverse impact on our business, operations, and the markets and communities in which we and our clients, members and providers operate.

- A significant change in the level or the mix of the utilization of our solutions could have an adverse effect on our business, financial condition and results of operations.

- We have a limited operating history with our current platform of solutions, which makes it difficult to predict our future results of operations.

- Changes or developments in the health insurance markets in the United States, including passage and implementation of a law to create a single-payer or government-run health insurance program, could adversely harm our business, and results of operations.

- The health benefits industry may be subject to negative publicity, which could adversely affect our business, financial condition and results of operations.

- If our information technology systems, or those of our provider clinics, specialty pharmacies or other vendors, lag, fail or suffer security breaches, we may incur a material disruption of our services or suffer a loss or inappropriate disclosure of confidential information, which could materially impact our business and the results of operations.

- Our business depends on our ability to maintain our Center of Excellence network of high-quality fertility specialists and other healthcare providers. If we are unable to do so, our future growth would be limited and our business, financial condition and results of operations would be harmed.

- Our growth depends in part on the success of our strategic relationships with, and monitoring of, third parties, including channel partners, vendors as well as insurance carriers.

- If we fail to maintain an efficient pharmacy distribution network or if there is a disruption to our network of specialty pharmacies or their supply chains, our business, financial condition and results of operations could suffer.

- We operate in a highly regulated industry and must comply with a significant number of complex and evolving legal and regulatory requirements.

- The healthcare regulatory and political framework is uncertain and evolving. Recent and future developments in the healthcare industry could have an adverse impact on our business, financial condition and results of operations.

GENERAL

Unless the context otherwise indicates, references in this Annual Report on Form 10-K to the terms "Progyny," "the Company," "we," "our" and "us" refer to Progyny, Inc. and its wholly owned subsidiaries.

"Progyny®" and our other registered and common law trade names, trademarks and service marks are the property of Progyny, Inc. Other trade names, trademarks and service marks used in this Annual Report on Form 10-K are the property of their respective owners. Solely for convenience, the trademarks and trade names in this Annual Report on Form 10-K may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert their rights thereto.

MARKET, INDUSTRY AND OTHER DATA

This Annual Report on Form 10-K contains statistical data, estimates and forecasts that are based on independent industry publications, and other publicly available information, as well as other information based on our internal sources. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. Further, while we believe our internal research is reliable, such research has not been verified by any third party. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described under Part I, Item 1A. "Risk Factors," of this Annual Report on Form 10-K that could cause results to differ materially from those expressed in these publications and other publicly available information.

PART I

ITEM 1.   BUSINESS

Overview

We believe in a world where everyone can realize dreams of family and ideal health. Our mission is to empower healthier, supported journeys through transformative fertility, family building and women's health benefits. Through our differentiated approach to benefits plan design, patient education and support and active network management, our clients' employees are able to pursue the most effective treatment across life's milestones from the best physicians and achieve optimal outcomes.

Progyny is a leading benefits management company specializing in fertility and family building benefits solutions in the United States. Our clients include many of the nation's most prominent employers across a broad array of industries. We launched our fertility benefits solution in 2016 with our first five employer clients, and we have grown our current base of clients to over 450 employers, each with at least 1,000 covered lives. We currently have contracts to provide coverage to approximately 6.4 million employees and their partners (known in our industry as covered lives), whom we refer to as our members. We have achieved this growth by demonstrating that our purpose-built, data-driven and disruptive platform consistently delivers superior clinical outcomes in a cost-efficient manner while driving exceptional client and member satisfaction. We have retained substantially all of our clients since we launched our fertility benefits solution, and our member satisfaction is evidenced by our most recent industry-leading Net Promoter Score, or NPS, of +80 for our fertility benefits solution and +80 for our integrated pharmacy benefits solution, Progyny Rx as of December 31, 2023.

We are redefining fertility and family building benefits, proving that a comprehensive fertility solution can simultaneously benefit employers, patients and physicians. We believe the differentiated value proposition we deliver to all of these constituents is key to our success and growth. By empowering our members with education, guidance and financial support, and enabling high-quality fertility specialists to use the latest science and technologies, our solution leads to the development of customized treatment plans that result in optimal clinical outcomes for our members and cost savings for our clients.

In order to simplify the process for our members, we position the benefit to them using our proprietary Smart Cycle approach. Smart Cycles are designed by us to include the medical services required for a member's full course of treatment, including all necessary diagnostic testing and access to the latest technology. In conjunction with the Smart Cycle plan design, each of our members who utilizes our benefit has a dedicated Patient Care Advocate, or PCA, who has fertility expertise and provides end-to-end concierge support, including logistical support (i.e., fertility specialist selection, appointment scheduling, treatment authorization and treatment payment), clinical guidance (i.e., treatment options, outcomes statistics and what to expect) and emotional support during the often challenging and unpredictable fertility journey. Additionally, all Progyny members have access to our selective network of high-quality fertility specialists who we equip with a benefits design that enables them to pursue the best treatment pathways, providing our members with tailored treatments that result in optimal clinical outcomes.

In addition to our fertility benefits solution, we offer an integrated pharmacy benefits solution, Progyny Rx, which can be added by our clients. Progyny Rx provides our members with access to the medications needed during their fertility treatment. As part of this solution, we provide care management services, which include our formulary plan design, simplified authorization, assistance with prescription fulfillment and timely delivery of the medications by our network of specialty pharmacies, as well as medication administration training, pharmacy support services and continuing PCA support. We have also begun to offer additional supported benefits for those considering conception, for maternity and postpartum care, and during menopause.

We have demonstrated our ability to drive better outcomes for our clients, members and provider clinics across multiple metrics. Provider clinics within our network produce outcomes that surpass their own reported practice averages when treating Progyny members because of our differentiated solution. Additionally, across our membership, our outcomes compared to national averages have been consistently superior to date.

Industry Background

The prevalence of infertility is high, affecting one in five heterosexual women aged 15 to 49 years with no prior births in the United States, according to the Centers for Disease Control and Prevention, or the CDC, and infertility is gaining attention as individuals are more openly discussing their struggles with fertility. As transparency and dialogue around infertility have increased, there has been a de-stigmatization of the disease. Despite this change in perception of infertility and its high prevalence, it is one of the only high-prevalence medical conditions with limited or non-existent medical insurance. By comparison, medical conditions with a similar prevalence, such as diabetes and asthma, are comprehensively covered by conventional health insurance carriers and employers. Due to the high prevalence of infertility, its high costs of treatment and the limited insurance coverage provided for the disease, there is a significant unmet need for fertility services in the United States and several macro trends are driving that need for fertility treatments and propelling the overall size of the fertility market higher.

While fertility treatments have been available for over 40 years to help individuals suffering from infertility build their families, access to these treatments has been limited due to the lack of comprehensive coverage and the prohibitive costs. We believe that the lack of adequate coverage has been the result of both broader public policy issues, as well as conventional health insurance carrier-specific policies. For example, it was not until 2017 that infertility was first recognized as a disease by the American Medical Association and, as of February 2024, only 21 states and the District of Columbia have mandated insurance coverage for infertility. For the states that do mandate coverage, the mandates vary greatly and may leave patients with inadequate coverage or unable to pursue care at all. When conventional health insurance carriers have chosen to structure fertility coverage for their employer clients, that coverage often has limited lifetime dollar maximums and clinically antiquated "one size fits all" clinical protocols, such as mandated step therapy protocols.

Major cultural shifts and the evolving demographics of the workforce in the United States are driving demand for fertility treatments and adequate coverage to support them. More individuals than ever are making the choice to start their families later in life, increasing the biological likelihood of infertility as an individual's fertility declines with age. Additionally, the increased acceptance of non-traditional paths to parenthood has created an increased need for access to fertility treatments. As employees are demanding more robust fertility benefits coverage, employers are increasingly focused on providing a comprehensive fertility benefits plan that supports an inclusive and diverse workplace in order to attract and retain top employees. Because employers in the same industry are competing for employee talent, once the availability of fertility benefits begins to penetrate a particular industry, a demonstrable network effect occurs in which employees within that industry begin to expect the benefit from their employers, which can cause an employer to adopt the benefit to remain competitive and bolster employee satisfaction.

Driven by these market dynamics, the market for fertility treatments has grown as more individuals pursue treatment. Given this increasing demand coupled with inadequate existing coverage, there is a greater need than ever before for a fertility benefits manager who can provide comprehensive and effective benefits to the employer market.

Industry Challenges

We believe employers are faced with three major challenges relating to providing fertility benefits to their employee bases:

- the lack of a comprehensive fertility benefits solution that optimizes their fertility treatment expenditures;

- the need to reduce the significant maternity and neonatal intensive care unit, or NICU, expenses, and the workplace impact, resulting from multiple births caused by fertility treatments; and

- the desire to find innovative ways to attract and retain highly sought-after talent.

Employers are seeing an increasing demand for fertility and family building benefits solutions from their employees, yet the programs offered by their conventional health insurance carriers do not successfully address these core challenges.

Lack of Effective Fertility Benefits Solutions

The conventional fertility benefits options available to employers have been designed to control the utilization of services (and expenditures) by employees rather than to optimize outcomes. As such, their plan designs have included restrictive features, such as lifetime dollar maximums, mandated step therapy protocols and limited or no coverage for advanced diagnostics and procedures. In addition, these plan designs have failed to provide access to premier fertility specialists, robust patient support and the ability to dispense fertility medication in a timely manner.

When conventional fertility benefits coverage is restrictively structured with a lifetime dollar maximum, the patient often makes poor clinical decisions that ultimately result in greater costs for the employer. Because the dollar maximum can easily be exhausted in the midst of a fertility treatment cycle, patients may elect to transfer multiple embryos because they are under financial pressure and mistakenly believe that it will optimize their chance of becoming pregnant. The common use of multiple embryo transfer belies the fact that this procedure greatly increases the risk of multiple births and health complications among the mother and babies. One of the most common complications associated with multiples is preterm births, which significantly escalates healthcare costs, including maternity care, labor and delivery costs and NICU expenses. Conventional health insurance carriers also often mandate step therapy protocols and restrict access to use of advanced diagnostics and procedures, which exacerbates the inefficient utilization of dollars available under the lifetime dollar maximum and wastes valuable time on less effective treatments.

The fertility process is a long, rigorous journey, both emotionally and physically. Conventional benefits programs lack any meaningful care coordination, education or patient support. Patients and their dependents have no help in understanding the complex choices they are faced with and discerning between treatment alternatives. There is also limited emotional support when patients face setbacks or unexpected outcomes as the current system ignores the emotional burden of patients embarking on the path to pregnancy through assisted reproductive technology, or ART, treatments and the impact that burden has on employee productivity and the workplace.

The conventional pharmacy delivery infrastructure is not designed to address the uniqueness of fertility treatment, which requires highly coordinated and timely delivery of medications. Conventional benefits managers require extensive and multiple authorizations and have inconsistent approval processes, which can complicate and delay the provision of medications that are essential to fertility treatment. We believe that with conventional benefits programs, authorization and delivery times of one to two weeks are typical. If medications are not received on time, patients may have to wait a month or longer to commence another round of fertility treatment, wasting valuable time and money. In addition, the storage, preparation and administration of fertility medication is complex and requires extensive self-administered injections, yet most fertility benefits programs offer limited guidance and clinical support to patients around these issues. Additionally, fertility medications are often self-administered injectable drugs, and the effectiveness of a patient's treatment may be compromised by improper storage and/or incorrect administration of their medications if the patient is not provided access to education and support.

Because of the unique challenges of infertility, including the high costs and complexity of treatment and the variability of outcomes across fertility specialists, conventional benefits solutions have been unable to optimize outcomes and efficiently utilize employers' dollars committed to fertility. As a result, employers are facing increased demand for an expensive benefits program without the availability of an effective solution in the conventional managed care environment.

Costs Associated with Multiple Births and Poor Fertility Treatment Outcomes

Regardless of whether an employer chooses to cover fertility treatments, they end up bearing the significant medical costs associated with unanticipated multiple births and miscarriages, as well as the associated impacts on the workplace. The high number of multiple embryo transfers that conventionally occurs during IVF leads to a significant number of multiple births, which in turn is a primary cause of dangerous and expensive preterm births, the most common complication resulting from multiple births, which lead to extensive maternity and NICU costs. In addition to multiple birth rates, the relatively higher miscarriage rate associated with IVF treatment also results in significant additional medical costs for employers and their employees, as well as emotional and physical strain on patients. As a result of these suboptimal treatment outcomes, employers also bear the related costs of increased employee absenteeism at the workplace, which is common with instances of multiples births. Employers may not be fully aware of the causal effect and ultimate impact of suboptimal fertility care under the current solutions offered by the conventional benefits programs since these programs do not collect outcomes data from their fertility specialists and therefore cannot accurately report on their program's performance in a timely manner.

Ability to Attract and Retain Talent

Employers are facing increasing competition to attract and retain talent. As a result, we believe that employers are enhancing their value proposition to employees by evaluating and providing benefits that are most in demand. Family building solutions are an increasing area of focus for employees, and in turn, employers.

Our Market Opportunity

We believe we have a significant opportunity to provide employers with a superior comprehensive solution that addresses the unique challenges and complexities of fertility treatment and related fertility pharmacy services. We estimate that the market for fertility treatments in the United States will continue to grow, especially as current estimates of the market exclude those individuals who do not have access to a comprehensive family building benefit and, as a result, do not seek treatment for infertility. Furthermore, when comparing the United States to other countries, the percentage of babies born utilizing ART is materially lower, at approximately 2% in the United States (where fertility treatment is not adequately covered), compared to approximately 10% in Denmark and more than 8% in Japan (where there is more public health funding for fertility treatment).

We contract with employers to provide fertility and family building benefits to their employees and covered dependents. We believe our addressable market primarily consists of large self-insured employers as well as labor populations under the Labor Management Relations Act of 1947 (also known as the Taft-Hartley Act), and federal government populations. There are approximately 8,000 employers in the United States who have a minimum of 1,000 employees, who together with the Taft-Hartley populations and federal government populations, represent approximately 106 million potential covered lives in total. As such, we estimate that our current member base of 6.4 million covered lives under contract represents a mid-single digit percent of our total market opportunity.

Regardless of whether or not these employers currently provide a fertility benefit, we believe they are prospective clients of Progyny. Further, 37% of our current clients had no prior fertility coverage before adopting Progyny and 90% of our current clients enhanced their coverage when they switched to Progyny. Overall, we believe our market opportunity is substantial and is continuing to grow as a result of the rising demand for fertility benefits solutions, the lack of adequate offerings in the market today and the increasing awareness of the challenges of infertility we are driving.

Our Solutions

We are redefining effective fertility and family building benefits through our purpose-built, data-driven and disruptive platform through which we offer our fertility benefits and Progyny Rx solutions. Our innovative and comprehensive fertility solution has proven to be simultaneously beneficial for our clients, our members and our network of fertility specialists. Through our differentiated approach to benefits plan design, patient education and support and active network management, our clients' employees are able to pursue the most effective treatment from the best fertility specialists and achieve optimal outcomes in a cost-efficient manner, while our clients and members achieve savings in upfront treatment costs as well as reduced maternity and NICU expenses.

Fertility Benefits Solution

Differentiated Benefits Plan Design

The innovative Smart Cycle is our easy-to-understand fertility benefits design. Our Smart Cycle plan design allows members equitable access to the treatment they need and is designed to drive superior outcomes and reduce both upfront treatment expenses and subsequent costs. Everything needed for a comprehensive fertility treatment is contained within a Smart Cycle treatment bundle, including all necessary diagnostic testing and access to the latest technology (e.g., in the case of IVF treatment, preimplantation genetic testing). We currently offer 20 different Smart Cycle treatment bundles, which may be used independently or in combination depending on the member's need. Each Smart Cycle has a separate unit value (i.e., some have fractional values and some have whole values). Our clients contract to purchase a cumulative Smart Cycle unit value per eligible member. These can range from one to unlimited cumulative Smart Cycles units. Members can choose their preferred provider clinics within our network and utilize their Smart Cycles for whichever treatments they and their fertility specialists determine to be necessary throughout their fertility journey.

The Smart Cycle structure allows our members, together with the advice of their fertility specialists and the support of their PCAs, to select the Smart Cycle treatment bundles that align with their unique treatment needs and their intended family building pathway, without having to follow the "one size fits all" protocols common to conventional health insurance carriers, and without the worry that their desired treatment approach will not be authorized or covered for the full treatment cycle. Our comprehensive Smart Cycles, which are our proprietary treatment bundles, are assessed regularly by our Medical Advisory Board, and include access to the latest science and technologies, enabling our network of fertility specialists to utilize best practices. Our superior clinical outcomes driven by our Smart Cycle plan design include higher rates of pregnancy and live births, as well as lower miscarriage rates and fewer multiple births.

Personalized Concierge-Style Member Support Services

Our fertility benefits solution provides members with access to significant support services that are crucial to the success of the fertility and family building journey. Before the fertility treatment process begins, and throughout every step of the fertility journey, we deliver high-touch member support services through a dedicated PCA, who is paired to a member and interacts with them an average of 15 times over the course of their treatment. Our PCAs have deep fertility expertise and provide extensive clinical education, guidance and emotional support to our members. Additionally, we have an in-house clinical staff, comprised of professionals with substantial expertise in reproductive endocrinology, fertility nursing, clinical psychology and social work that design our PCA training curriculum and direct our comprehensive member experience.

Our comprehensive member portal, accessible via any desktop or mobile device, further supports the member experience by providing key educational resources and easy-to-access benefits information to our members. Our members can use the portal to securely message their PCA or access a curated library of videos, articles, podcasts and webinars on fertility and family building. The portal also offers digital solutions that help our members address the emotional effects that are often associated with infertility, including loss, self-blame, anxiety and depression. Additionally, the portal can be used to review plan coverage, benefit utilization, claim details and account balances. We believe our platform provides our members with best-in-class support services to help them navigate their fertility and family building journeys. In November 2022, we updated our member portal by including a mobile application, that allows for members to view their benefit details, communicate with their Progyny Care Team, pay bills and access fertility and family building education.

Selective Network of High-Quality Fertility Specialists

We have utilized our deep industry knowledge and the insights derived from our data analytics platform to establish and actively manage a national network of the leading fertility specialists in the country. Our members receive access to our selective Center of Excellence network of high-quality providers that includes over 950 fertility specialists who practice at over 650 provider clinic locations throughout the United States and over 1,050 specialists in total when including reproductive urologists. Our network includes 44 of the top 50 fertility practice groups by volume in the United States according to 2021 CDC data, which was published in 2023 and is the most recent data available. Fertility specialists who are invited to join our network must meet and maintain rigorous credentialing standards and quality thresholds that we set for inclusion in our network to ensure that our members receive the highest quality of care. Our national network serves members in virtually every state, providing extensive geographic coverage to our national employers.

Progyny Rx, an Integrated Pharmacy Benefits Solution

Progyny Rx is our integrated pharmacy benefits solution that can be added by clients that utilize our fertility benefits solution. This solution provides our members with access to the medications needed during their treatment. As part of this solution, we provide care management services, which include our formulary plan design, simplified authorization, assistance with prescription fulfillment and timely delivery of the medications by our network of specialty pharmacies, as well as medication administration training, pharmacy support services and continuing PCA support. Our single treatment and medication authorization process reduces the administrative burden, creating an efficient pharmacy solution for our members and their fertility specialists. Progyny Rx reduces dispensing and delivery time to two days to eliminate the risk of missed treatment cycles. Our single medication authorization and delivery process ensures that our members will not miss or delay cycles. We provide access to phone-based, clinical education and support seven days a week to ensure that our members understand any necessary medication storage requirements and administration techniques, including injection training. To further support those members that require additional education, we also offer a library of on-demand videos. Given the importance of the timely use of medication to the success of fertility treatments, and the complexity involved in administering the medications, we believe Progyny Rx provides a differentiated and effective pharmacy solution for our clients and their employees.

Robust Data Collection Process

We believe that we are the only fertility and family building benefits company to collect data in a timely manner directly from providers on adherence to treatment protocols and clinical outcomes, including single embryo transfer rates, pregnancy rates, miscarriage rates, live birth rates, multiple birth rates, practice patterns, treatment timelines and costs per birth. Our data is used to understand the utilization of our benefits, our provider clinics' adherence to best practices and the outcomes produced by each clinic and across our network. This data informs decisions across our platform, from services covered to our fertility network standards. The insights from our data also enable us to actively manage our fertility specialist network and ensure that our fertility specialists are utilizing best practices and optimizing outcomes. The data collection process also includes extensive member surveys, which allow us to understand and improve our member satisfaction. Finally, our data allows us to provide our clients with unique and detailed quarterly reports in order to provide full transparency into the utilization of their benefit program, their expenditures and the outcomes delivered and value created. We believe that we effectively utilize our thorough data collection and analysis process and our unique and robust data set to continuously improve the client and member experience across our platform.

Prestigious Medical Advisory Board

Our Medical Advisory Board is comprised of nationally recognized fertility specialists who are advancing fertility science and research. They are responsible for oversight of key clinical issues, including evaluating new fertility treatment diagnostics and procedures to ensure that our benefits design and overall program is comprehensive and designed to drive to the best outcomes. This review ensures that we are evaluating and covering the latest and most effective fertility treatments and identifying opportunities to improve our plan design, member experience and fertility specialists network standards.

Full Service Client Success

We provide a dedicated client success team to ensure that we are delivering superior service. Our client success managers support our clients' day-to-day needs and resolve issues that arise. For example, to help our clients ensure that their employees are fully aware of the Progyny program, our client success teams work with our clients to create co-branded materials to support health fairs, open enrollment events and other employee communications. The client success team also attends open enrollment benefits fairs and other health fairs throughout the year and hosts virtual open enrollment webinars for members to attend live or on-demand. Our client success team also reviews all quarterly and annual program reports with our clients to reinforce the transparency we provide to clients into their expenditures and outcomes and to review and quantify the value created by our solutions. We believe our client success services, including our detailed client reporting, play an important role in helping us maintain and strengthen our client relationships.

Ease of Integration for Our Clients

Once we are selected by an employer to manage their fertility and family building benefit, our solution is easy to implement as part of their broader pre-tax medical benefits package. Integrating our solution involves only a small commitment of our client's time (typically only six to ten hours over the course of six weeks). Facilitating the ease of integration is the fact that we have developed multiple integration solutions that allow us to integrate with any health plan or health insurance carrier, reducing significant time and expense for our clients. Our ability to integrate our solution with our clients' health insurance coverage allows our benefit to be offered to employees on a pre-tax basis, providing our members with significant savings in comparison to a post-tax reimbursement. We believe our ability to integrate our benefits solutions with all of the large national health insurance carriers is a differentiating factor within the industry.

Assistance Service Reimbursement Programs

We also offer an assistance service program where certain services can be offered through a reimbursement program, including adoption, surrogacy, doula, and travel reimbursement when travel is required to receive medical services. We can manage the reimbursement of these expenses for those clients who offer such reimbursement benefits. For these programs, employers designate a specific lifetime dollar amount toward the elected assistance service for their employees. We then administer the expense reimbursement to employees up to this dollar amount. We work with our clients to determine what expenses related to adoption or surrogacy or any other elected benefit will be covered under their plan, thereby alleviating their administrative burden.

Our Value Proposition

We believe that our competitive success is a function of our ability to concurrently: (1) provide tangible financial value to our clients; (2) deliver a better and more supported fertility journey to our members; and (3) provide value to, and work collaboratively with, the nation's finest fertility specialists.

We Provide Measurable Value to Our Employer Clients

- *Substantial and Measurable Financial Value.* Our superior clinical outcomes drive savings in both upfront fertility treatment costs (due to our higher live birth rates) as well as subsequent maternity and NICU expenses for our clients (due to our lower multiple birth rates).

- *Progyny Rx Savings.* Progyny Rx delivers unit cost savings to our clients based on a reduction in unnecessary quantities of medication dispensed.

- *Employee Productivity and Retention.* Our solution addresses employee absenteeism, poor productivity, and the lack of employee retention driven by the stress of suffering from infertility (and undergoing fertility treatment) as well as the back-to-work issues related to multiple births. Our members are able to receive the most effective treatments more quickly and have access to high-touch member support services through our PCAs, thereby reducing the physical and emotional rigors of infertility and its treatment.

- *Appeal to Existing and Prospective Employees.* Better fertility benefits programs can be a key component of enhancing a company's overall benefits and an important tool in its recruiting efforts and in helping retain key talent. An appealing feature of the Progyny benefit from an employee retention perspective is that the benefit is both comprehensive and is accessible by all groups across an employee population. The level of employee satisfaction we provide is important for any employer focused on employee retention.

We Provide Meaningful Value to Our Members

- *Superior Clinical Outcomes.* Our members experience healthier pregnancies (with significantly increased utilization of single embryo transfer) and superior rates of pregnancy and live births, as well as reduced rates of miscarriages and multiple births, saving valuable time and money and limiting personal and professional disruption.

Outcome	National Averages for All Provider Clinics	Progyny In-Network Provider Clinic Averages for All Patients	Progyny In-Network Provider Clinic Averages for Progyny Members Only[3]
Live birth rate per attempted retrieval[2]	35.5 %	37.4 %	44.4 %
Single embryo transfer rate[1]	75.5 %	77.8 %	93.9 %
Pregnancy rate per IVF transfer[1]	53.8 %	55.2 %	62.8 %
Miscarriage rate[1]	18.4 %	18.2 %	15.8 %
Live birth rate per transfer[2]	41.6 %	42.6 %	52.9 %
IVF multiples rate[2]	6.9 %	6.2 %	1.9 %

(1) Calculated based on the Society for Assisted Reproductive Technology, or SART, 2020 National Summary Report, finalized in 2023.

(2) Calculated based on CDC, 2021 National Summary and Clinic Data Sets, published in 2023.

(3) Calculated based on the 12-month period ended December 31, 2022.

- *Comprehensive Coverage.* We provide all individuals with access to comprehensive coverage. Our Smart Cycle design ensures that members always have coverage for a full treatment cycle as their access to treatment is not limited by a dollar maximum that could be exhausted mid-treatment. Additionally, members have access to the latest technologies and procedures, which are reviewed and approved by our Medical Advisory Board.

- *Access for All Members and Dependents.* Smart Cycles are available to be utilized across all employee groups, including populations not typically covered, such as LGBTQ+ individuals and single mothers by choice.

- *Equitable Access to Care.* Our Smart Cycle design ensures members receive fair and balanced access to care that is not dependent on where members live, how expensive a fertility specialist is or which specific treatments are required.

- *High-Touch Concierge Member Experience.* We provide our members with high-touch, end-to-end concierge support, including logistical assistance, clinical guidance and emotional support through our PCAs and our in-house clinical staff.

- *Access to Selective, Premier Fertility Specialist Network.* Our solution provides members with access to the nation's most desired fertility providers, including over 950 fertility specialists who practice at over 650 provider clinic locations throughout the United States. Our network includes 44 of the top 50 fertility practice groups by volume in the United States according to 2021 CDC data.

- *Integrated Pharmacy Benefits Solution.* Progyny Rx provides members with a simplified authorization process, timely medication delivery and member support from pharmacy clinicians seven days a week.

We Provide Meaningful Value to Our Fertility Specialists

- *Members Supported With a Comprehensive Benefit.* Our solutions allow our members to arrive at their fertility specialist with a fully-covered course of treatment and the flexibility to utilize the latest approved technologies and best practices via our comprehensive Smart Cycle benefits plan design. These members are also educated on the use of best practices and are supported by PCAs along their fertility journey.

- *Eliminate Step Therapy Protocols.* Our network of fertility specialists have access to the latest science and technologies through our innovative Smart Cycles, which free our fertility specialists from having to follow the ineffective protocols common to conventional coverage and allow them to pursue the most effective treatments first, thereby saving time and money.

- *Simplified Administration.* Once a Smart Cycle treatment is authorized, fertility specialists within our network are able to prescribe the optimal treatment plan without any need for pre-certification or pre-authorization.

- *Superior Clinical Outcomes.* Outcomes for Progyny members across our fertility specialist network are superior to the average outcomes that the same provider clinics report to the CDC for all of their patients. Specifically, as shown in the table above, the in-network average live birth rate per attempted retrieval for Progyny members is 44.4%, as compared to the 37.4% average live birth rate per attempted retrieval for all of the patients at those same clinics. This results in the typical Progyny member undergoing 2.2 retrievals for a live birth as compared to the national average of 3.5 retrievals. This difference of more than one retrieval represents substantial cost avoidance for our clients, as well as significantly less physical and emotional stress on the member.

- *Eliminating Financial Risk Associated With Collections.* We assume full responsibility for the collection of all members' deductibles and coinsurance, thereby eliminating the burden and cost of collection (and bad debt expense) for member payments that our provider clinics otherwise would experience.

- *Data Sharing and Reporting.* We produce clinic scorecards quarterly with key performance indicators that allow fertility specialists to compare their results with peer averages.

- *Higher Volumes and Improved Financial Performance.* Fertility specialists in our network often experience an increase in patient volume, and because of our comprehensive benefits design, an increase in the number of patients who progress from consultation to treatment.

Our Growth Strategy

Expand Our Client Base

We intend to continue increasing our client base of self-insured employers throughout the United States by leveraging our experienced sales force and strong relationships with benefits consultants. We believe we have a total addressable market of approximately 8,000 potential employer clients in the United States, who have a minimum of 1,000 employees, as well as Taft-Hartley labor populations, and federal government populations and, with our base of over 450 clients under contract, are still in the early stages of our growth trajectory. Importantly, as we have continued to grow, we have meaningfully diversified our client base across an array of different industries. We believe that our employer clients are thought leaders in their respective industries and are creating a network effect that is helping to drive more widespread adoption of fertility benefits in their specific industries. We are expanding our client base within each industry that we serve, and have an industry-specific strategy, which enables us to most effectively target our addressable market. Additionally, we believe that our expanding presence has resulted in a heightened awareness of fertility benefits and has informed the market of the value we provide to our employer clients and our members, which we believe also helps facilitate growth.

Capitalize on Embedded Growth Potential within Our Existing Client Base

Because of how our revenue model is structured, we believe we are positioned to realize organic revenue growth as our clients and their respective employee bases grow and utilize more fertility treatment services as a result. A meaningful portion of our clients have grown, and we believe many of them will continue to grow. In addition, we have historically realized similar utilization trends of fertility services for new members compared with existing members on a same client basis. We believe the combination of these factors results in meaningful and sustainable embedded growth potential well into the future.

Expansion of Progyny Benefits Solutions within Our Existing Client Base

We expect to see further growth from existing clients that add incremental services to their fertility benefits program. For example, a client can expand the fertility benefits they offer to their employees by increasing the number of Smart Cycles they contract for. In addition, our fertility benefits solution clients can purchase our add-on Progyny Rx solution. We introduced Progyny Rx in the third quarter of 2017 and went live with a select number of clients in January 2018. Currently, 91% of our clients under contract are utilizing this solution, including 98% of the clients we signed in fiscal year 2023. We believe our sales and marketing capabilities play an important role in informing and educating clients about the additional value and impact we can provide to them and their members by enhancing their benefit program.

New Services and Addressable Markets to Enhance the Depth and Breadth of Our Comprehensive Family Building Offering

As we continue to grow and expand our client base, we are continuously evaluating the latest evolving trends to find ways we can better serve the needs of existing and new potential clients and their employees. We believe we are uniquely positioned to do this for several reasons. First, we believe the combination of our Medical Advisory Board and our selective network of high-quality fertility specialists, as well as the data we collect and analyze, provides us with differentiated insights into fertility care delivery and support. In addition, we believe we have positive and collaborative relationships with our clients that offer us additional insights into their needs. We believe the combination of these factors, coupled with our demonstrated track record of adding more services to our benefits design, highlights that we are well positioned to continue to do so in the future. To date, we have identified several ways we believe we can potentially expand our comprehensive family building offering, our addressable market, and our client base in the future, including the new preconception, maternity and postpartum, and menopause offerings. We will continue to evaluate opportunities as our platform continues to expand.

Our Clients

We currently have contracts to serve over 450 employers in the United States across more than 40 industries. Our current clients, who are industry leaders across both high-growth and mature industries and range in size from at least 1,000 to 600,000 employees, represent approximately 6.4 million covered lives under contract.

We have clients in the technology, consumer retail, e-commerce, industrial, healthcare, media, insurance, legal, food and beverage, financial services, life sciences, professional services, government services, union, energy, manufacturing, logistics, transportation, aerospace, real estate, nonprofit and hospitality sectors.

Substantially all of our clients have renewed their benefits management contracts since our initial benefits offerings launched in 2016. The majority of our clients have signed multi-year contracts or contracts that renew automatically on an annual basis.

Given that the majority of our clients contract with us for a January 1ˢᵗ benefits plan start date, our sales cycle follows the conventional healthcare benefits cycle, which largely concludes by the end of October of the prior year to allow for benefits education and annual open enrollment to occur. In the 2023 sales cycle, more clients, with benefits going live in 2024, have opted for comprehensive coverage, with substantially all of our new clients electing for Progyny Rx, multiple Smart Cycles and/or egg-freezing.

Our Competitive Landscape

We believe we are the leader in the market for employer-sponsored fertility benefits and family building solutions.

We believe we compete favorably based on the following competitive factors:

- the value and comprehensiveness of the benefits solution and superior outcomes for employees;

- benefits plan design;

- access for all employees and their covered dependents, including LGBTQ+ and single mothers by choice;

- equitable access to care across geographies;

- treatment plans that maximize effectiveness and achieve desired outcomes;

- member experience, including unlimited dedicated patient education, clinical guidance and emotional support;

- access to a network of high-quality fertility specialists;

- data reporting and sharing; and

- access to an integrated pharmacy solution.

While we do not believe any single competitor offers a comparably robust, integrated fertility and family building benefits solution, as to what we provide, there are alternative solutions in the market such as the health insurance companies who are able to provide fertility benefits management services as part of their overall administration of a company's health plan and who are our primary competition. In addition, other competitors include specialty fertility-focused solutions owned or sponsored by the health insurance companies to provide more comprehensive support to fertility patients than their general medical coverage provides, such as case management or educational support, and the venture capital or private equity-backed companies who focus on maternity and reproductive health services more broadly, or who provide fertility-specific benefits solutions.

Our solutions are structured as a pre-tax benefit program integrated into employers' overall employee medical insurance, which is unique compared to the offerings of benefits managers new to the industry that do not have integrated health insurance carrier solutions. In addition to our unique plan design, member support and fertility specialist network, one of the key structural differences between our pre-tax benefit and their post-tax reimbursement programs is that the individual receiving reimbursement for fertility treatments must pay income taxes on the amount of that reimbursement for the post-tax programs.

Sales and Marketing

We sell our solutions through our sales organization and, in many cases, we leverage our relationships with top benefits consultants and channel partners to establish relationships with potential clients. Our sales team has broad experience in health benefits management and extensive long-term relationships with industry participants and benefits executives at large employers. Our sales team is organized principally by geography and account size and is responsible for identifying potential clients and managing the overall sales process. The success and effectiveness of our sales team is evidenced by the over 85 new clients that we added in 2023, and the fact that a majority of our current clients terminated their existing fertility coverage to switch to Progyny.

We generate client leads, accelerate sales opportunities and build brand awareness through our marketing programs. Our marketing programs target human resource, benefits and finance executives in addition to health professionals and senior business leaders. Our principal marketing programs include learning opportunities for potential members, demand generation, field marketing events, integrated marketing campaigns (including direct email and online advertising) and participation in industry events, trade shows and conferences. We also benefit from strong referrals as several of our prominent clients have publicly endorsed Progyny and discussed the value they and their members receive.

Government Regulation

As a participant in the healthcare industry, we are required to comply with extensive and complex U.S. laws and regulations at the federal and state levels. Although many regulatory and governmental requirements do not directly apply to our business, our clients are required to comply with a variety of U.S. laws, and we may be affected by these laws as a result of our contractual obligations. We have attempted to structure our operations to comply with laws, regulations and other requirements applicable to us directly and to our clients, members, fertility specialists and specialty pharmacies, but there can be no assurance that our operations will not be challenged or impacted by enforcement initiatives.

Healthcare Reform

It is uncertain how our operations will be affected by the changing political, legislative, and regulatory landscapes, as well as other influences impacting the healthcare industry. While the most salient vehicle for healthcare reform, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, does not directly regulate our business, it does affect the coverage and plan designs that are or will be provided by certain insurance carriers and certain of our clients, as well as the overall reimbursement environment for healthcare providers. Since its enactment in 2010, there have been judicial, executive and Congressional challenges to certain aspects of the ACA, and in June 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA.

Other health reform efforts have been proposed by members of Congress, such as measures that would expand the role of government-sponsored coverage, including further reform to the ACA, which could have far-reaching implications for the healthcare industry if enacted. On January 28, 2021, President Joe Biden issued an Executive Order directing federal agencies to examine all existing regulations, orders, guidance documents, policies and similar agency actions to determine if any such actions are inconsistent with the policy set forth in the Executive Order to protect and strengthen the ACA and make high-quality healthcare accessible and affordable for every American. Most recently, on August 16, 2022, President Joe Biden signed the Inflation Reduction Act of 2022, or IRA, into law. The health reform measures included in the IRA largely focus on pharmaceutical manufacturers, but are likely to impact the reimbursement and drug pricing environment for healthcare providers and insurers more broadly, in ways that cannot yet be fully determined. As another example of recent healthcare legislative changes, the Consolidated Appropriations Act, or CAA, effective as of December 27, 2021, contains provisions impacting group health plans, including protections for plan participants from surprise medical bills and ensuring health plan price transparency.

The CAA prohibits plans from entering into services agreements that directly or indirectly restrict the plans from disclosing provider-specific costs and quality of care information. It also requires disclosure by health insurance brokers and consultants to plan sponsors regarding reasonably expected direct and indirect compensation for referral of services to group health plans. Additionally, the CAA requires plans to submit reports to the Department of Labor, or DOL, or HHS and the Internal Revenue Services, or the IRS, with certain information on pharmacy benefits and drug costs for participants and beneficiaries and the application of in-network rates to out of network services. The CAA also requires certain service providers for health plans to comply with certain ERISA fee disclosure rules. In addition, effective January 1, 2022, the No Surprises Act (enacted as part of the CAA) provides protection against surprise medical bills by prohibiting plans and providers from balance billing patients for emergency care performed by out-of-network providers as well as non-emergency and ancillary services performed by out-of-network providers at in-network facilities, subject to certain notice and consent exceptions for non-emergency and ancillary services. The new law also grants additional patient protections, including requiring providers to send a good faith estimate of the expected charges for furnishing items or services to an insured patient's health plan (or directly to an uninsured patient) before such items or services are delivered (including items or services reasonably expected to be provided in conjunction with scheduled items or services or that are reasonably expected to be delivered by another provider). The No Surprises Act also provides a dispute resolution process in the event the actual charges for such items and services are substantially higher than the plan's estimate, and will prohibit providers from charging patients an amount beyond the in-network cost sharing amount for services rendered by out-of-network providers, subject to certain exceptions. Several states have also enacted comprehensive balance billing or surprise billing laws and the CAA defers to existing state requirements with respect to state-established payment amounts. Such state laws vary in their approach, resulting in different impacts on the healthcare system as a whole.

We are unable to predict how other healthcare reform initiatives from new legislation, regulation, judicial action and/or executive action, including the CAA and No Surprises Act and state laws, will ultimately impact the healthcare industry and what the potential impact may be on our business and on our relationships with current and future clients, insurance carriers, and healthcare providers.

Licensing and Other Legal Requirements

Many states have licensure or registration requirements for entities providing third-party administrator, or TPA, or pharmacy benefit management, or PBM, services. Given the nature and scope of the solutions and services that we provide, we are required to maintain TPA and/or PBM licenses and registrations in certain jurisdictions and to ensure that such licenses and registrations are in good standing on an annual basis. These licenses require us to comply with the rules and regulations of the governmental bodies that issued such licenses, including maintaining certain solvency or bond requirements. Our failure to comply with such rules and regulations could result in administrative penalties, the suspension of a license, or the loss of a license, all of which could negatively impact our business.

Separately, states impose licensing requirements on insurers, risk-bearing entities, and insurance agents, as well as those entities that provide utilization review services. We do not believe that our services require us to be licensed under these state laws. We are unable to predict, however, how our services may be viewed by regulators over time, how these laws and regulations will be interpreted, or the full extent of their application. If a regulatory authority in any state determines that the nature of our business requires that we be licensed under such state laws, we may need to restructure our business to comply with any related requirements.

Fraud and Abuse Laws. Many of our clients, insurance carriers, and network healthcare providers are impacted directly and indirectly by certain fraud and abuse laws, including the federal anti-kickback and false claims laws. Because the solutions we provide are not reimbursed by government healthcare payors, such fraud and abuse laws generally do not directly apply to our business. However, many states have similar laws and regulations that may differ from each other and federal law in significant ways, thus complicating compliance efforts. For example, certain states have anti-kickback and false claims laws that may be broader in scope than analogous federal laws and may apply regardless of payor.

ERISA. The Employee Retirement Income Security Act of 1974, or ERISA, regulates certain aspects of employee health benefits plans, which includes both insured and self-funded health plans sponsored by our clients, with which we have agreements to provide TPA services. Although health plans and their fiduciaries are subject to the fiduciary obligations of ERISA, we believe that we are not fiduciaries in the conduct of our business vis-a-vis these plans. However, there can be no assurance the DOL, which is the agency that enforces ERISA, would not in the future assert that the fiduciary obligations imposed by ERISA apply to certain aspects of our operations or courts would not reach such a ruling in private ERISA litigation.

ERISA also imposes civil and criminal liability on service providers and certain other persons with relationships to health plans subject to ERISA if certain forms of illegal or prohibited remuneration are made or received by such service providers or other persons. These provisions of ERISA are similar, but not identical, to the healthcare anti-kickback laws described above, although ERISA lacks the statutory and regulatory "safe harbor" exceptions incorporated into the healthcare anti-kickback laws. Like the healthcare anti-kickback laws, the corresponding provisions of ERISA are broadly written and their application to particular cases can be uncertain.

Employee benefits plans subject to ERISA are subject to certain rules, published by the DOL, including certain reporting requirements for direct and indirect compensation received by plan service providers. Finally, although ERISA has broad preemptive effect with respect to certain state laws that "relate" to benefit plans, it does not preempt state laws imposing transparency requirements on PBMs.

Prompt Pay Laws. Certain states have laws regulating the amount of time that may elapse from when a third-party payor receives a claim for services rendered to when those services are paid. Many of these state laws do not apply to our business as these laws are preempted by ERISA or otherwise exempt entities like us that provide TPA-only services.

Network Adequacy and Access. Certain states and government programs have laws regulating healthcare provider networks in order to ensure adequacy and access for beneficiaries and providers. These laws may affect us and our payor clients in network design and management. If we do not comply, we could face enforcement action or other penalties.

Requirements Regarding the Privacy and Security of Personal Information

Numerous state, federal and foreign laws, regulations and standards govern the collection, use, access to, confidentiality and security of health-related and other personal information, and could apply now or in the future to our operations or the operations of our partners. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws and consumer protection laws and regulations govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, certain foreign laws govern the privacy and security of personal data, including health-related data. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Intellectual Property

We rely on trademarks, copyrights, trade secrets, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights. Though we rely in part upon these legal and contractual protections, we believe that factors such as our relationships with providers and clients, unique benefits model, ability to track outcomes and creation of resources for all constituents, along with the skills and ingenuity of our employees, are larger contributors to our success our company. Other than the trademark Progyny (and design), Smart Cycle and UnPack It, which are not subject to any known rights of others, including any impairments, assignments or pledges, we do not believe our business is dependent to a material degree on trademarks, patents, copyrights or trade secrets.

Seasonality

Our business experiences moderate seasonality in revenue with a slightly higher proportion of revenue during the second half of the year as compared with the first half. Given that the majority of our clients contract with us for a January 1st benefits plan start date and that the average cost of treatments earlier in the overall treatment process is somewhat lower than the average cost as treatment progresses, our revenue from treatment services tend to grow as the year continues, particularly for new clients. In addition, as with most medical benefits plans, members will typically seek to maximize the use of their benefits once they have reached their annual deductible and/or annual out-of-pocket maximums, thereby increasing treatments in the latter part of the year. For additional information, see Part I, Item 1A. "Risk Factors—Risks Related to Our Business and Industry—Our business experiences seasonality, which may cause fluctuations in our sales and results of operations" of this Annual Report on Form 10-K.

Employees and Human Capital

As of December 31, 2023, we had 566 employees, of which 563 were full-time. Our employees are our most important asset and our culture is a key to our success.

We are united around our mission and committed to our shared values of Passion, Collaboration, Innovation, Integrity and Growth. Our people strategy is focused on employee culture and engagement, competitive compensation and development, diversity, equity and inclusion, and community outreach and support.

- *Culture and Engagement.* Our benefits are designed to help employees and their families stay healthy, meet their financial goals, protect their income and help them balance their work and personal lives. These benefits include access to mental health services, life and financial planning workshops, wellness initiatives, employee assistance programs, and new parent and return to work benefits, in addition to the same type of benefits we offer our clients. We also measure employee engagement on an ongoing basis, including through broad employee satisfaction surveys and pulse surveys on specific issues, intended to assess our success in promoting an environment where employees are engaged, satisfied, productive and possess a strong understanding of our business goals. The results from engagement surveys are used to implement programs and processes designed to enhance employee engagement and improve the employee experience or modify existing programs and benefits offerings.

- *Competitive Compensation and Development.* We invest in our workforce by offering competitive salaries, attractive incentives and innovative benefits. We focus on creating opportunities for employee growth, development and training, including opportunities to cultivate talent and identify candidates for new roles from within the Company, management and leadership development programs, technical skill building initiatives and mentoring programs. We include the Progyny benefit in our own health plan, allowing Progyny employees to realize their dreams of family and ideal health. We offer paid parental leave for new parents with an extension of leave for those with an infant in the NICU and offer a pregnancy loss leave benefit as an enhancement to our bereavement leave policy, explicitly recognizing the physical, emotional, and mental health impact of a pregnancy loss, or failed fertility procedure, adoption or surrogacy, for any employee. We also offer additional paid leave to all employees to support other family health and care challenges. Additionally, we offer a number of different ways to access our mental health resources to further support our employees.

- *Diversity, Equity and Inclusion*. We believe diversity, equity, inclusion and belonging result in business growth and encourage increased innovation, retention of talent and a more engaged workforce. We strive to create a workplace where all individuals feel valued, empowered and welcomed. Our key initiatives focus on recruiting outreach, internal resource groups representing employees and allies from historically underrepresented and/or marginalized communities, mentoring programs and career development ladders. Our employees participate in pulse surveys that have deepened our perception of the workforce and we also publish EEO-1 reports on our website. We staffed a Vice President whose responsibility is to develop, enhance, and communicate our DEI Initiatives throughout the organization. For example, we highlight aspects of DEI, such as key events, celebrations, memorials and holidays, through recurring company wide communications. Nothing on our website shall be deemed incorporated by reference into this Annual Report on Form 10-K.

- *Community Outreach and Support*. We believe it is important to give back and promote community outreach and support through corporate giving, charitable matching, and employee volunteerism in the communities in which we live and work. We allow flexible work hours to accommodate employee volunteer opportunities, provide corporate sponsored charitable events and continue to develop partnerships with community organizations that align with our priorities in fertility, family building and equity in healthcare.

Our Corporate Information

We were incorporated in Delaware in 2008 under the name Auxogen Bioscience, Inc. In 2010, we changed our name to Auxogen, Inc. and in 2015 we changed our name to Progyny, Inc. Our principal executive offices are located at 1359 Broadway, New York, New York 10018, and our telephone number is (212) 888-3124. Our website address is *www.progyny.com* and we also maintain a mobile application for our members. Information contained on, or that can be accessed through, our website and mobile application is not incorporated by reference into this Annual Report on Form 10-K, and should not consider information on our website and mobile application to be part of this Annual Report on Form 10-K.

Available Information

We file electronically with the SEC, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K (including amendments to those reports), proxy statements, and other information. Our SEC filings are available to the public over the Internet at the SEC's website at *http://www.sec.gov*. We make available on our website at *investors.progyny.com*, under "Financials—SEC Filings," free of charge, copies of these reports as soon as reasonably practicable after filing or furnishing these reports with the SEC. The information contained on the websites referenced in this Annual Report on Form 10-K is not incorporated by reference into this Annual Report on Form 10-K. Further, our references to website URLs are intended to be inactive textual references only.

We announce material information to the public through filings with the SEC, our investor relations website at *investors.progyny.com*, press releases, public conference calls, and webcasts to achieve broad, non-exclusionary distribution of information. We therefore encourage investors and others interested in Progyny to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

ITEM 1A.   RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider all of the information contained in this Annual Report on Form 10-K, including the sections titled "Cautionary Note Regarding Forward-Looking Statements," and Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operation" and our consolidated financial statements and the accompanying notes included elsewhere in this Annual Report on Form 10-K. The risks described below are not the only ones we face. Any of the following risks could materially and adversely affect our business, financial condition and results of operations, the actual outcome of matters as to which forward-looking statements are made in this Annual Report on Form 10-K and could cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment. Our business, financial condition and results of operations could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.

Risks Related to Our Business and Industry

We may fail to meet our publicly announced guidance or other expectations about our business and future results of operations, which would cause our stock price to decline.

We have provided and may continue to provide guidance about our business and future results of operations. On February 27, 2024, we issued guidance for the first quarter of 2024 and full year 2024. This guidance, which consists of forward-looking statements, is qualified by, and subject to, such assumptions, estimates and expectations as of the date such guidance is given and may be revised at a later time, solely in our discretion, as we learn more information. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. In developing this guidance, our management must make certain assumptions and judgments, including but not limited to, our business strategy, plans, goals, expectations concerning our market position, future operations and other financial and operating information, as well as the impact of events outside of our control (such as macroeconomic conditions) the COVID-19 pandemic or shortages of fertility medications) that are or were at this time inherently difficult to predict. While the guidance may be presented with numerical specificity, it is necessarily speculative in nature. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release of such guidance. Furthermore, analysts and investors may develop and publish their own projections of our business, which may form a consensus about our future performance. Our actual business results may vary significantly from such guidance or that consensus due to a number of factors, many of which are outside of our control, and which could adversely affect our business and future results of operations.

Furthermore, if we make downward revisions of our previously announced guidance, or if our publicly announced guidance of our future results of operations fails to meet expectations of securities analysts, investors or other interested parties, the price of our common stock would decline.

The fertility market in which we participate is competitive, and if we do not continue to compete effectively, our results of operations could be harmed.

The market for our solutions is competitive and is likely to attract increased competition, which could make it hard for us to succeed. We compete on the basis of several factors, including the comprehensiveness of our benefits solutions and the Smart Cycle (our unique approach to benefits plan design which ensures that members always have coverage for a full treatment cycle as their access to treatment is not limited by a dollar maximum that could be exhausted mid-treatment), superior clinical outcomes, access for all employee groups (including LGBTQ+ and single mothers by choice), equitable access to care across geographies, quality of the member experience and comprehensive member support, access to our selective Center of Excellence (our proprietary, credentialed network of high-quality fertility specialists), data reporting and sharing and access to an integrated pharmacy solution. While we do not believe any single competitor offers a similarly robust and integrated fertility and family building benefits solution as to what we provide, there are alternative solutions in the market such as the health insurance companies that are able to provide fertility benefits management services as part of their overall administration of a company's health plan and that are our primary competition. In addition, other competitors include specialty fertility-focused solutions owned or sponsored by the health insurance companies to provide more comprehensive support to fertility patients than their general medical coverage provides, such as case management or educational support, and the venture capital or private equity-backed companies that focus on maternity and reproductive health services more broadly, or who provide fertility-specific benefits solutions.

As we market our solutions to potential clients that currently utilize other vendors to manage their employees' fertility benefits, we may fail to convince their internal stakeholders that our offerings and our model are superior to their current solutions. Some of our competitors are more established, benefit from greater brand recognition and have substantially greater financial, technical and marketing resources. Our competitors may seek to develop or integrate solutions and services that may become more efficient or appealing to our existing and potential clients. For example, fertility-focused pharmacy benefits managers, or PBMs, could emerge that would compete with Progyny Rx. In addition, we believe one of our key competitive advantages is our purpose-built, data-driven platform. While we do not believe any competitors have developed a similarly robust data collection, analysis and reporting process at this time, current or future competitors may be successful in doing so in the future.

In addition, as the fertility benefits field gains more attention, more competitors may be drawn into the market. We also could be adversely affected if we fail to identify or effectively respond to changes in market dynamics. As a result of any of these factors, we may not be able to continue to compete successfully against our current or future competitors, and this competition could result in the failure of our platform to continue to maintain market acceptance, which would harm our business, financial condition and results of operations.

Many healthcare industry participants are consolidating to create larger and more integrated healthcare delivery systems with greater market power and we expect regulatory and economic conditions to result in additional consolidation in the healthcare industry. Additionally, financial investors are acquiring fertility practices and this may accelerate consolidation within the industry. Although comprehensive, our solution is a standalone fertility benefit. Clients may prefer a single healthcare solution, which could adversely affect our ability to retain existing clients or grow our client base. In addition, we work with partner organizations to market our benefit to potential clients. As consolidation accelerates, the economies of scale of our partners' organizations may grow. If a partner experiences sizable growth following consolidation, it may determine that it no longer needs to rely on us and may reduce its demand for our services. Furthermore, as healthcare providers consolidate to create larger and more integrated healthcare delivery systems with greater market power, these providers may try to use their market power to negotiate fee increases for their services. Finally, consolidation may also result in the acquisition of our partners by competitors or development by our partners of products and services that compete with our products and services. Any of these potential results of consolidation could have a material adverse effect on our business, financial condition and results of operations.

Unfavorable conditions in the global economy or our industry could limit our ability to grow our business and negatively affect our results of operations.

Market volatility and uncertainty related to general economic conditions remain widespread, making it very difficult for our clients and us to accurately forecast and plan future business activities. Negative conditions in the general economy in the United States and elsewhere, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, inflation, consumer confidence, international trade relations, geopolitical conflict, political turmoil, natural catastrophes, resurgences or outbreaks of contagious diseases or the worsening thereof, including the COVID-19 pandemic, warfare and terrorist attacks, could cause a decrease in business investments, including spending on employee benefits, and negatively affect the growth of our business. Economic conditions including inflation, interest rate fluctuations, changes in capital market conditions, disruptions in the banking industry and other parts of the financial services sector, and regulatory changes, such as the taxability of medical benefits like ours, may affect our ability to obtain necessary financing on acceptable terms.

Unfavorable changes in our industry, including reductions in general healthcare spending, or in the United States and global economy could have a negative effect on our and our clients' and potential clients' results of operations. This could result in the delay or cancellation by certain clients, including if purchases of our solution are perceived by clients and potential clients to be discretionary, if they experience a reduction in their employee headcounts, whether due to reductions in force or turnover, or are unable to grow employee headcounts or there are material defaults by members on past amounts due. An increase in the cost of obtaining fertility medication or general medical cost inflation could also negatively impact our results of operation. In addition, the increased pace of consolidation in the healthcare industry may result in competitors with greater market power. Many economists believe the global economy will likely experience a recessionary environment in the near future. The Federal Reserve's efforts to tame inflation have led to, and may continue to lead to, increased interest rates. A significant escalation or expansion of economic disruption could have a material adverse effect on our results of operations. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry, nor its impact on us or our clients.

Our business depends on our ability to retain our existing clients and increase the adoption of our services within our client base. Any failure to do so would harm our business, financial condition and results of operations.

As part of our growth strategy, we are focused on retaining and expanding our services within our existing client base. A client can expand the fertility benefits they offer to their employees a number of ways, including by adding egg freezing or increasing the number of Smart Cycle units under their benefits plan (i.e., from two to three Smart Cycles per household). In addition, our fertility benefits solution clients can purchase our add-on Progyny Rx solution. We went live with Progyny Rx in 2018 and 91% of our current clients have now launched this solution, including approximately 98% of the clients we signed in 2023.

Factors that may affect our ability to retain our existing clients and sell additional solutions to them include, but are not limited to, the following:

- the price, timeliness and outcomes of our solutions;

- the availability, price, timeliness, outcome, performance and functionality of competing solutions;

- our ability to maintain and appropriately expand our Center of Excellence network of high-quality fertility specialists;

- our ability to offer complementary solutions and services that will enhance our comprehensive family building offering;

- changes in healthcare laws, regulations or the enforcement of such laws and regulations, or trends;

- any material increase in unemployment rate;

- global economic conditions and the business environment of our clients and, in particular, slowing growth or reduction in our clients' headcount; and

- consolidation of our clients, resulting in a change to their benefits program or a shift to one of our competitors.

Any of the above factors, alone or together, could negatively affect our ability to retain existing clients and sell additional solutions to them, which would have an adverse effect on our business, revenue growth and results of operations.

Our largest clients account for a significant portion of our revenue and a significant number of our clients are in the technology industry. The loss of one or more of these clients, changes to pricing terms with these clients or changes within the technology industry could negatively impact our business, financial condition and results of operations.

We currently serve over 450 employers with at least 1,000 covered lives in the United States across more than 40 industries. For the year ended December 31, 2023, one of our clients accounted for 13% of our total revenue. For the year ended December 31, 2022, two clients accounted for 16% and 10%, or a combined 26%, of our total revenue. No other clients accounted for more than 10% of our total revenue for the years ended December 31, 2023 and 2022. Engagement with these clients is generally covered through contracts that are multi-year in duration. These clients may terminate early or decline to renew their existing contracts with us upon expiration and any such termination or failure to renew could have a negative impact on our revenue and compromise our growth strategy. Our clients could also renegotiate pricing terms at the time of renewal, which could have a negative impact on our revenue. In addition, we generate a significant portion of our revenue from clients in the technology industry. Any of a variety of changes in that industry, including reductions in workforce or heightened employee attrition, changes in economic conditions, mergers or consolidations, reduced spending on benefits programs and other factors, could adversely affect our business, financial condition and results of operations.

If we are unable to attract new clients, our business, financial condition and results of operations would be adversely affected.

To increase our revenue, we must continue to attract new clients. Our ability to do so depends in large part on the success of our sales and marketing efforts, and the success of attracting industry leaders in diversified sectors, which could prompt others in the same sectors to follow suit to remain competitive. Potential clients may seek out other options; therefore, we must demonstrate that our solutions are valuable and superior to alternatives. If we fail to provide high-quality solutions and convince clients of the benefits of our model and value proposition, we may not be able to attract new clients. The market for our solutions could decline or grow more slowly than we expect, including due to general economic conditions, and high unemployment rates, reductions in workforce or employee attrition, impacts related to outbreaks and resurgences of contagious diseases or worsening thereof, including the COVID-19 pandemic, a decrease in business investments, including spending on employee benefits, and other factors. If the markets for our solutions decline or grow more slowly than we expect, or if the number of clients that contract with us for our solutions declines or fails to increase as we expect, our financial results could be harmed. As the markets in which we participate mature, fertility solutions and services evolve and competitors begin to enter into the market and introduce differentiated solutions or services that are perceived to compete with our solutions, particularly if such competing solutions are adopted by an industry leader in a particular sector, our ability to sell our solutions could be impaired. As a result of these and other factors, we may be unable to attract new clients, which would have an adverse effect on our business, financial condition and results of operations.

The COVID-19 pandemic, including variants and resurgences, has had and may continue to have, and similar health epidemics or pandemics could in the future have, an adverse impact on our business, operations, and the markets and communities in which we and our clients, members and providers operate.

The COVID-19 pandemic continues to evolve, with pockets of resurgence and the emergence of variant strains contributing to continued uncertainty about its scope, duration, severity, trajectory and lasting impact. The pandemic adversely impacted, and may continue to adversely impact, many aspects of our business. Our revenue growth in past periods, including the twelve months ended December 31, 2022, was negatively impacted by COVID-19, including variants, and our revenue growth in future periods may continue to be adversely impacted by COVID-19. Our providers have delayed and may in the future delay new fertility cycles because they operate in areas acutely affected by the COVID-19 pandemic. Many of our members live in communities that have been acutely affected by the COVID-19 pandemic and have delayed and may not want to continue or begin new fertility cycles during the pandemic, including due to resurgences in and the emergence of variant strains. Furthermore, as certain of our potential clients experience downturns or uncertainty in their own business operations and revenue because of the economic effects resulting from the COVID-19 pandemic, they have and may continue to decrease their spending on health benefits, which may disproportionately impact fertility benefits, and delay or cancel implementation of fertility benefits. Each of these factors could affect member behavior, our utilization rates and the number of members enrolled in our clients' benefit plans.

In addition to the direct and indirect impacts to our business, the economy may continue to be impacted as a result of the COVID-19 pandemic, including any resurgences in infections, and actions taken in response to it. To the extent a weakened economy impacts clients' or members' ability or willingness to pay for our benefit, or our vendors', including any pharmacy program partners', ability to provide services to us, we could see our business and results of operations negatively impacted.

In addition, the pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, which could reduce our ability to access capital and could negatively affect our liquidity in the future. Moreover, to the extent the COVID-19 pandemic adversely affects our business, financial condition and results of operations, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section, including but not limited to, those related to our ability to expand our customer base and develop and expand our sales and marketing capabilities.

The global impact of COVID-19, due to variants and resurgences of infections, continues to evolve, and we will continue to monitor the situation closely. The ultimate impact of the COVID-19 pandemic or a similar health epidemic or pandemic is highly uncertain and subject to change; and will depend on numerous evolving factors that we may not be able to accurately predict, including without limitation: the trajectory, duration, scope, severity, and any resurgences of the COVID-19 pandemic; any mandates, in particular as new variants emerge; the public's perception of the safety of the vaccines and other treatments and their willingness to take the vaccines or other treatments; the existence and prevalence of new variants of the virus; the continued impact on worldwide macroeconomic conditions, including interest rates, employment rates and consumer confidence; governmental, business, and individuals' actions that have been, and continue to be, taken in response to the pandemic; the effect on our providers, clients and members; changes in demand for our services; our ability to sell and provide our services; the ability of our clients and members to pay for our services; the health of, and the effect on, our workforce; and the potential effects on our internal controls, including our internal control over financial reporting, as a result of changes in working environments for our employees and business partners. There is no guarantee that any future resurgences or future outbreaks of this or any other widespread epidemics or pandemics will not occur, or that the global economy will fully recover, either of which could seriously harm our business.

A significant change in the level or the mix of the utilization of our solutions could have an adverse effect on our business, financial condition and results of operations.

We do not control nor can we impact the level of utilization of our solutions or the mix of utilization of our solutions for each of our clients, in particular for newer clients. A significant reduction in the number of members using our solutions could adversely affect our business, financial condition and results of operations. Factors that have and could continue to contribute to a reduction in the use of our solutions include: reductions in workforce by existing clients; general economic downturn that results in business failures and high unemployment rates; impacts related to outbreaks and resurgence of contagious diseases and or the worsening thereof, including the COVID-19 pandemic; employers no longer offering comprehensive health coverage or offering alternative solutions such as coverage on a voluntary, employee-funded basis; labor shortages at our clinics; federal and state legal and/or regulatory changes; changes to taxability of medical benefits; failure to adapt and respond effectively to the changing medical landscape, changing laws, regulations and government enforcement priorities, changing client needs, requirements or preferences; premium increases and benefits changes; negative publicity, through social media or otherwise and news coverage.

It is also difficult for us to predict the level or mix of utilization of our services at the member level nor do we have any control over the level or mix of utilization of our services. If the actual utilization of our services by members is significantly greater than budgeted, the client may be responsible for corresponding costs that exceed its planned expenditure. If we cannot help our clients accurately predict the level of utilization by their employees, our clients may turn to alternative solutions, and our business and profitability would be adversely impacted.

We have a limited operating history with our current platform of solutions, which makes it difficult to predict our future results of operations.

We went live with our fertility benefits solution in 2016 and Progyny Rx in 2018. As a result of our limited operating history with the current platform of solutions, as well as a limited amount of time serving a majority of our client base, our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. Our historical revenue growth should not be considered indicative of our future performance. Further, in future periods, our revenue growth could slow or decline for a number of reasons, including slowing demand for our solutions and fertility benefits in general, change in utilization trends by our members, general economic slowdown, an increase in unemployment, an increase in competition, changes to healthcare trends and regulations, changes to science relating to the fertility market, a decrease in the growth of the fertility market, or our failure, for any reason, to continue to take advantage of growth opportunities. If our assumptions regarding these risks and uncertainties and our future revenue growth are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.

We have a history of operating losses and may not sustain profitability in the future.

We experienced net losses from 2015 to 2019. For example, our net loss was $8.6 million for the year ended December 31, 2019. While we have experienced significant revenue growth since 2016, achieved profitability starting in 2020 and currently project future profitability, we cannot guarantee whether we will obtain sufficient levels of sales to sustain our growth or maintain profitability in the future. We also expect our costs and expenses to increase in future periods, which could negatively affect our future results of operations if our revenue does not increase. In particular, we intend to continue to incrementally expand our sales and client success teams to educate potential clients and drive new client adoption, as well as enhance the scope of Progyny benefits within our existing client base. We also expect to incur additional costs as we introduce new solutions and services to enhance our comprehensive family building offering. We will also face increased compliance costs associated with our growth, and the expansion of our client base. In addition, we incur significant legal, accounting and other expenses related to being a public company. Our efforts to grow our business may be costlier than we expect, and we may not be able to increase our revenue enough to offset our increased operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described herein, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to sustain profitability, the value of our business and common stock may significantly decrease.

Changes or developments in the health insurance markets in the United States, including passage and implementation of a law to create a single-payer or government-run health insurance program, could adversely harm our business and results of operations.

Our business operates within the public and private sectors of the U.S. health insurance system, which are evolving quickly and subject to a changing regulatory environment, and our future financial performance will depend in part on growth in the market for private health insurance, as our solutions are integrated with health insurance plans offered by insurance carriers for our clients or our clients' self-insured plans, as well as our ability to adapt to regulatory developments. Changes and developments in the health insurance system or pharmacy benefit management practices in the United States could reduce demand for our services and harm our business. For example, there has been an ongoing national debate relating to the health insurance system in the United States. Certain elected officials have introduced proposals that would create a new single-payer national health insurance program for all United States residents, replacing virtually all other sources of public and private insurance, to more incremental approaches, or creating a new public health insurance option that would compete with private insurers. Additionally, proposals to establish a single-payer or government-run healthcare system at the state level are regularly introduced, such as in New York and California. At the federal level, President Biden and Congress may consider other legislation and/or executive orders to change elements of the ACA. In June 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states and ruled that the plaintiffs lacked standing to challenge the individual mandate provision, thus leaving the ACA in effect without ruling on the constitutionality of the individual mandate.

On January 28, 2021, President Biden issued an Executive Order that reiterates the policy of the Administration to protect and strengthen the ACA, making high-quality healthcare accessible and affordable to all Americans. The Executive Order directed federal agencies to examine agency actions to determine whether they are consistent with the Administration's commitment regarding the ACA, and begin rulemaking to suspend, revise, or rescind any inconsistent actions. Areas of focus include policies or practices that may reduce affordability of coverage, present unnecessary barriers to coverage, or undermine protections for people with preexisting conditions. We continue to evaluate the effect that the ACA and its possible modifications, repeal and replacement may have on our business. We cannot predict the timing or impact of any future rulemaking, court decisions or other changes in the law.

In the event that laws, regulations or rules that eliminate or reduce private sources of health insurance or require such benefits to be taxable are adopted, the subsequent impact on the insurance carriers and/or self-insured plans may in turn adversely impact our ability to accurately forecast future results and harm our business, financial condition and results of operations.

The health benefits industry may be subject to negative publicity, which could adversely affect our business, financial condition and results of operations.

The health benefits industry may be subject to negative publicity, which can arise from, among other things, increases in premium rates, industry consolidation, cost of care initiatives, drug prices and the ongoing debate over the ACA. In addition, negative publicity may result in increased regulation and legislative review of industry practices, which may further increase our costs of doing business and adversely affect our profitability. For example, PBM programs and drug rebates have been criticized as leading to a lack of transparency about the true cost of a drug, and certain members of Congress as well as HHS's Office of Inspector General, or OIG, have proposed regulatory changes that could potentially affect our business and operations. Negative public perception or publicity of the health benefits industry in general, the insurance carriers with whom we integrate our solutions, our self-insured employer clients, or us could adversely affect our business, financial condition and results of operations.

If our information technology systems, or those of our provider clinics, specialty pharmacies or other vendors lag, fail or suffer security breaches, we may incur a material disruption of our services or suffer a loss or inappropriate disclosure of confidential information, which could materially impact our business and the results of operations.

Our business is increasingly dependent on critical, complex and interdependent information technology systems, including cloud-based systems, to support business processes as well as internal and external communications. Our success therefore is dependent in part on our ability to secure, integrate, develop, redesign and enhance our (or contract with vendors to provide) information technology systems that support our business strategy initiatives and processes in a compliant, secure, and cost and resource efficient manner. If we or our provider clinics, specialty pharmacies or other vendors have an issue with our or their respective information technology systems, it may result in a disruption to our operations or downstream disruption to our relationships with our clients or our selective network of high-quality fertility specialists. Additionally, if we choose to in source any of the services currently handled by a third party, it may result in technological or operational disruptions.

In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in recent years. There is the possibility of targeted cyberattacks by foreign countries or entities that could impact United States government and private companies' technological infrastructures, some of which we utilize to provide our services. The healthcare industry has seen a shift to an accelerated use of digital and technological platforms, especially due to the COVID-19 pandemic, including its variants. As a result of such shift, there have been and may continue to be more targeted cybersecurity attacks and threats on us, our vendors, provider clinics and specialty pharmacies. Despite the implementation of security measures, including steps designed to secure our technology infrastructure and sensitive data, we can provide no assurance that our current information technology system or any updates or upgrades thereto, the current or future information technology systems of our provider clinics, specialty pharmacies or other vendors, are fully protected against malicious intrusion, malware, computer viruses, unauthorized access, natural disasters, terrorism, war, telecommunication and electrical failures, information or data theft or other similar risks. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence.

We have experienced in the past and expect to continue to experience actual and attempted cyber-attacks of our information technology systems, such as through email phishing scams, spoofing attempts and malicious attachments. Although none of these actual or attempted cyber-attacks has had a material adverse impact on our operations or financial condition, we cannot guarantee that such incidents will not have such an impact in the future. In addition, to the extent that any disruption or security breach were to result in a loss or inappropriate disclosure of confidential information, we could incur liability. We have access to sensitive information relating to members, our employees and our business partners in the ordinary course of our business. Any failure or perceived failure by us, or our third-party contractors on our behalf, to comply with local and foreign laws regarding privacy and data security, as well as contractual commitments in this respect, may result in governmental enforcement claims, fines, or litigation, which could have an adverse effect on our reputation and business. If a significant data breach occurred, our reputation could be materially and adversely affected, confidence among our clients and members may be diminished, or we may be subject to legal claims, any of which may contribute to the loss of customers and have a material adverse effect on us. We maintain cyber liability insurance however, this insurance may not be sufficient to cover the financial, legal, business or reputational losses that may result from an interruption or breach of our systems. To the extent such disruptions or uncertainties result in the theft, destruction, loss or misappropriation or release of our confidential data or our intellectual property, our business and results of operations could be materially and adversely affected. See "—Risks Related to Government Regulation—We operate in a highly regulated industry and must comply with a significant number of complex and evolving legal and regulatory requirements —Data Protection and Breaches."

If we fail to offer high-quality support, our reputation could suffer.

Our clients rely on our client success personnel and our members rely on our PCAs to resolve issues and realize the full benefits that our solutions and services provide. High-quality support is also important for the renewal and expansion of our services to existing clients. The importance of our support functions will increase as we expand our business and pursue new clients. If we do not help our clients quickly resolve issues and provide effective ongoing support, our ability to maintain and expand our offerings to existing and new clients could suffer, and our reputation with existing or potential clients could suffer. Further, to the extent that we are unsuccessful in hiring, training and retaining adequate PCAs and client success personnel, our ability to provide adequate and timely support to our members and clients would be negatively impacted, and our members' and clients' satisfaction with our solutions and services would be adversely affected.

Our marketing efforts depend significantly on our ability to receive positive references from our existing clients, channel partners and benefit consultants.

Our marketing efforts depend significantly on our ability to call on our current clients, channel partners and benefit consultants to provide positive references to new, potential clients. Given our limited number of long-term clients, the loss or dissatisfaction of any client, channel partnership or benefit consulting relationship could substantially harm our brand and reputation, inhibit the market adoption of our offering and impair our ability to attract new clients and maintain existing clients. Any of these consequences could have an adverse effect on our business, financial condition and results of operations.

Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our client base and achieve broader market acceptance of solutions we provide.

Our ability to increase our client base and achieve broader market acceptance of solutions we provide will depend to a significant extent on our ability to expand our marketing and sales capabilities. We plan to continue expanding our direct sales force and to dedicate significant resources to sales and marketing programs, including direct sales, inside sales, targeted direct marketing, advertising, digital marketing, e-newsletter and conference sponsorships. All of these efforts will require us to invest significant financial and other resources. Our business and results of operations could be harmed if our sales and marketing efforts do not generate significant increases in revenue. We may not achieve anticipated revenue growth from expanding our sales and marketing efforts if we are unable to hire, develop, integrate and retain talented and effective sales personnel, if our new and existing sales personnel, on the whole, are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective.

Our future revenue may not grow at the rates they historically have, or at all.

We have experienced significant growth since the launch of our fertility benefits solution in 2016. Revenue and our client base may not grow at the same rates they historically have, or they may decline in the future. Our future growth will depend, in part, on our ability to:

- continue to attract new clients and maintain existing clients;

- price our solutions and services effectively so that we are able to attract new clients, expand sales to our existing clients and maintain profitability;

- provide our clients and members with client support that meets their needs, including through dedicated PCAs;

- maintain successful collection of member cost shares and other applicable receivable balances directly from members;

- retain and maintain relationships with high-quality and respected fertility specialists;

- attract and retain highly qualified personnel to support all clients and members;

- maintain satisfactory relationships with insurance carriers; and

- increase awareness of our brand and successfully compete with other companies.

We may not successfully accomplish all or any of these objectives, which may affect our future revenue, and which makes it difficult for us to forecast our future results of operations. In addition, if the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, it may be difficult for us to maintain profitability. You should not rely on our revenue for any prior quarterly or annual periods as any indication of our future revenue or revenue growth.

In addition, we expect to continue to expend substantial financial and other resources on:

- sales and marketing;

- our technology infrastructure, including systems architecture, scalability, availability, performance and security; and

- general administration, including increased legal and accounting expenses associated with being a public company.

These investments may not result in increased revenue growth in our business. If we are unable to increase our revenue at a rate sufficient to offset the expected increase in our costs, our business, financial position, and results of operations will be harmed, and we may not be able to maintain profitability over the long term. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods.

If our revenue growth does not meet our expectations in future periods, we may not maintain profitability in the future, our business, financial position and results of operations may be harmed.

If the estimates and assumptions we use to determine the size of the target markets for our services are inaccurate, our future growth rate may be impacted and our business would be harmed.

Market opportunity estimates and growth forecasts, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including the risks described herein. Even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all.

Our estimates of the market opportunity for our services are based on the assumption that the purpose-built, data-driven and disruptive fertility benefits platform with the Smart Cycle plan design we offer will be attractive to employers. Employers may pursue alternatives or may not see the value in providing enhanced fertility-related coverage and services to their employees. In addition, we believe we are helping to expand the size of the fertility market as we enhance demand and increase awareness for fertility benefits. If these assumptions prove inaccurate, or if the increase in awareness of fertility benefits attracts potential competitors to enter the market and results in greater competition, our business, financial condition and results of operations could be adversely affected.

Furthermore, the healthcare industry is rapidly evolving and the markets for fertility benefits management and the related fertility pharmacy benefits management are relatively immature. It is difficult to predict member utilization rates and demand for our solutions, the entry of competitive solutions or the future growth rate and size of the fertility market, and more specifically the fertility benefits management market and the pharmacy benefits management market. The expansion of the fertility market depends on a number of factors, including, but not limited to: the continued trend of individuals starting families later in life, increase in number of single mothers by choice, adoption of non-traditional paths to parenthood and continued de-stigmatization of infertility. Further, the expansion of the fertility benefits management market and the pharmacy benefits market both depend on a number of factors, including, but not limited to: the continued trends of a competitive workforce with employers competing for talent based on benefits that they provide and employers' focus on benefits to attract and retain top talent.

Additionally, in June 2022 the U.S. Supreme Court in *Dobbs v. Jackson Women's Health Organization* reversed *Roe v. Wade* by holding that there is no constitutional right to abortion. Consequently, certain states have enacted or proposed restrictive abortion laws that may also implicate fertility procedures and travel reimbursement programs, which may decrease the demand for, or availability of, certain fertility services. Although President Biden issued executive orders and federal agencies have issued guidance intended to protect access to reproductive healthcare services, the enactment of certain state laws restricting abortion care and other changes in laws, or in interpretation of laws through court decisions, affecting fertility benefits may conflict with, and ultimately limit, the covered benefits offered by a company to its employees and the types of fertility treatment services available at provider clinics. We cannot predict the timing or impact of any future rulemaking, executive orders, court decisions or other changes in the law, or in how such laws, once enacted, would be interpreted and enforced.

If fertility benefits management or pharmacy benefits management do not continue to achieve market acceptance, or if there is a reduction in demand caused by a lack of client or member acceptance, a reduction in employers' focus on enhancing benefits to employees, weakening economic conditions, data security or privacy concerns, governmental regulation, competing offerings or otherwise, the market for our solutions and services might not continue to develop or might develop more slowly than we expect, which would adversely affect our business, financial condition and results of operations. Any losses, costs or liabilities may not be covered by, or may exceed the coverage limits of, any or all applicable insurance policies.

We may not be able to successfully manage our growth, and if we are not able to grow efficiently, our business, financial condition and results of operations could be harmed.

As usage of our solutions grows, we will need to devote additional resources to improving and maintaining our infrastructure. In addition, we will need to appropriately scale our internal business systems and our client success and member services personnel to serve our growing client base. Any failure of or delay in these efforts could result in reduced client and member satisfaction, resulting in decreased sales to new clients and lower renewal and utilization rates by existing clients, which could hurt our revenue growth and our reputation. Even if we are successful in these efforts, they will require the dedication of management time and attention. We could also face inefficiencies or service disruptions as a result of our efforts to scale our internal infrastructure. We cannot be sure that the expansion and improvements to our internal infrastructure will be effectively implemented on a timely basis, and such failures could harm our business, financial condition and results of operations.

Our business experiences seasonality, which may cause fluctuations in our sales and results of operations.

Our business experiences moderate seasonality in revenue with a slightly higher proportion of revenue during the second half of the year as compared with the first half. Given that the majority of our clients contract with us for a January 1st benefits plan start date and that the average cost of treatments earlier in the overall treatment process is somewhat lower than the average cost as treatment progresses, our revenue from treatment services tend to grow as the year continues, particularly for new clients. In addition, as with most medical benefits plans, members will typically seek to maximize the use of their benefits once they have reached their annual deductible and/or annual out-of-pocket maximums, thereby increasing treatments in the latter part of the year. We expect that this seasonality will continue to affect our revenue and results of operations in the future as we continue to target larger enterprise clients.

In addition, the seasonality of our businesses could create cash flow management risks if we do not adequately anticipate and plan for periods of comparatively decreased cash flow, which could negatively impact our ability to execute on our strategy, which in turn could harm our results of operations. Accordingly, our results for any particular quarter may vary for a number of reasons, and we caution investors to evaluate our quarterly results in light of these factors.

If our new solutions and services are not adopted by our clients or members, or if we fail to innovate and develop new offerings that are adopted by our clients, our revenue and results of operations may be adversely affected.

To date, we have derived a substantial majority of our revenue from sales of our fertility benefits and Progyny Rx solutions. As we operate in an evolving industry and new markets, our long-term results of operations and continued growth will depend on our ability to successfully develop and market new successful solutions and services to our clients. If our existing clients and members do not value and/or are not willing to make additional payments for such new solutions or services, it could adversely affect our business, financial condition and results of operations. If we are unable to predict clients' or members' preferences, if the markets in which we participate change, including in response to government regulation, or if we are unable to modify our solutions and services on a timely basis, we may lose clients. Our results of operations would also suffer if our innovations are not responsive to the needs of the members, appropriately timed with market opportunity or effectively brought to market.

If we fail to adapt and respond effectively to the changing medical landscape, changing laws, regulations and government enforcement priorities, changing client needs, requirements or preferences, our offerings may become less competitive.

The market in which we compete is subject to a changing medical landscape and changing laws, regulations and government enforcement priorities, as well as changing client needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. Our business strategy may not effectively respond to these changes, and we may fail to recognize and position ourselves to capitalize upon market opportunities. We may not have sufficient advance notice and resources to develop and effectively implement an alternative strategy. There may be scientific or clinical changes that require us to change our solutions or that make our solutions, including the Smart Cycles, less competitive in the marketplace. If there are sensitivities to our model or our existing competitors and new entrants create new disruptive business models and/or develop new solutions that clients and members prefer to our solutions, we may lose clients and members, and our results of operations, cash flows and/or prospects may be adversely affected. The future performance of our business will depend in large part on our ability to design and implement market appropriate strategic initiatives, some of which will occur over several years in a dynamic industry. If these initiatives do not achieve their objectives, our results of operations could be adversely affected.

If we fail to maintain and enhance our brand, our ability to expand our client base will be impaired and our business, financial condition and results of operations may suffer.

We believe that maintaining and enhancing the Progyny brand is important to support the marketing and sale of our existing and future solutions to new clients and expand sales of our solutions to existing clients. We also believe that the importance of brand recognition will increase as competition in our market increases. Successfully maintaining and enhancing our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide reliable services that continue to meet the needs of our clients at competitive prices, our ability to maintain our clients' trust, our ability to continue to develop new solutions, and our ability to successfully differentiate our platform from competitive solutions and services. Our brand promotion activities may not generate client awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, our business, financial condition and results of operations may suffer.

If we fail to retain and motivate members of our management team or other key employees, or fail to attract additional qualified personnel to support our operations, our business and future growth prospects could be harmed.

Our success and future growth depend largely upon the continued services of our management team and our other key employees, and on our ability to continue to identify, attract, develop, integrate and retain them. From time to time, there are changes in our executive management team or other key employees. Our executive officers and other key employees are employed on an at-will basis, which means that these personnel could terminate their employment with us at any time. The loss of one or more of our executive officers or other key employees, or the failure by our executive team to effectively work with our employees and lead our company could in the future harm our business.

In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for experienced sales and client success personnel. There is no guarantee we will be able to attract such personnel or that competition among potential employers will not result in us being required to offer increased salaries or other benefits. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, experiences significant volatility, or increases such that prospective employees believe there is limited upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees.

Additionally, our performance also depends in part on the successful integration of newly hired executive officers or other key employees into their roles. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be harmed. Further, if members of our management and other key personnel in critical functions across our organization are unable to perform their duties or have limited availability, we may not be able to execute on our business strategy and/or our operations may be negatively impacted.

If we cannot maintain our company culture as we grow, our success and our business and competitive position may be harmed.

We believe our culture has been a key contributor to our success to date and that the critical nature of the mission we are pursuing promotes a sense of greater purpose and fulfillment in our employees. We have invested substantial time and resources in building our culture, and any failure to preserve our culture could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our corporate objectives. As we grow and develop the infrastructure of a public company, we may find it difficult to maintain these important aspects of our culture. If we fail to maintain our company culture, our business and competitive position may be harmed.

Any litigation against us could be costly and time-consuming to defend and could harm our business, financial condition and results of operations.

We have in the past and may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our clients or vendors in connection with commercial disputes or employment claims made by our current or former employees. We are unable to predict the outcome of any legal proceedings. Such proceedings might result in substantial costs, regardless of the outcome, and may divert management's attention and resources, which might seriously harm our business, financial condition and results of operations. Insurance might not cover litigation claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial condition and results of operations.

Risks Related to Our Relationships with Third Parties

Our business depends on our ability to maintain our Center of Excellence network of high-quality fertility specialists and other healthcare providers. If we are unable to do so, our future growth would be limited and our business, financial condition and results of operations would be harmed.

Our success is dependent upon our continued ability to maintain a selective Center of Excellence, our proprietary, credentialed network of high-quality fertility specialists. Fertility specialists and our other network providers could refuse to contract with us, demand higher payments or take other actions that could result in higher medical costs, less attractive service for our members or difficulty meeting regulatory or accreditation requirements. Identifying high-quality fertility specialists and other healthcare providers, credentialing and negotiating contracts with them and evaluating, monitoring and maintaining our network, requires significant time and resources. Our network provider arrangements generally may be terminated or not renewed by either party without cause upon prior written notice. We cannot provide any assurance that we will be able to continue to renew our existing contracts or enter into new contracts on a timely basis or under favorable terms enabling us to service our members profitably. If we are not successful in maintaining our relationships with top fertility specialists, these fertility specialists may refuse to renew their contracts with us, and potential competitors may be effective in onboarding these or other high-quality fertility specialists to create a similarly high-quality network. Any of these events could have a material adverse effect on the provision of services to our members and our operations.

There may be additional shifts in the fertility specialty provider space as the fertility market matures, and high-quality fertility specialists may become more demanding in re-negotiating to remain in our network. Our ability to develop and maintain satisfactory relationships with high-quality fertility specialists and other healthcare providers also may be negatively impacted by other factors not associated with us, such as legal and regulatory changes, including changes in government enforcement priorities, impacting providers or consolidation activity among hospitals, physician groups and healthcare providers. In addition, in some markets and geographies, certain organizations of physicians or healthcare providers, such as practice management companies (which group together physician practices for administrative efficiency and marketing leverage), accountable care organizations, clinically integrated networks, independent practice associations, and other organizational structures that physicians and other healthcare providers choose may change the way in which these providers do business with us, and may change the competitive landscape. Such organizations or groups of healthcare providers may compete directly with us, which could adversely affect our operations, and our results of operations, financial position, and cash flows by impacting our relationships with these providers or affecting the way that we price our products and estimate our costs, which might require us to incur costs to change our operations. Healthcare providers in our network may consolidate or merge into other groups or healthcare systems, resulting in a reduction of providers in our network and in the competitive environment. In addition, if these providers refuse to contract with us, use their market position to negotiate contracts unfavorable to us or place us at a competitive disadvantage, our ability to market our solutions or to be profitable in those areas could be materially and adversely affected.

From time to time, our network providers may assert, or threaten to assert, claims seeking to terminate our contractual arrangements. If enough provider agreements were terminated, such terminations could adversely impact the adequacy of our network to service our members, and may put us at risk of non-compliance with applicable federal and state laws. If we are unable to retain our current provider contract terms or enter into new provider contracts timely or on favorable terms, our profitability may be harmed. In addition, from time to time, we may in the future be subject to class action or other lawsuits by healthcare providers with respect to claims payment procedures, reimbursement policies, network participation, or similar matters. In addition, regardless of whether any such lawsuits brought against us are successful or have merit, they will be time-consuming and costly, and could have an adverse impact on our reputation. As a result, under such circumstances, we may be unable to operate our business effectively.

In addition, the perceived value of our solutions and our reputation may be negatively impacted if the services provided by one or more of our fertility specialists or another network healthcare provider are not satisfactory to our members, including as a result of provider error that could result in litigation. For example, if a provider within our network experiences an issue with their cryopreservation techniques or releases sensitive information of our members, it could result in us incurring substantial additional expenses, expose us to public scrutiny, adversely affect our brand and reputation, expose us to litigation and/or regulatory action, and otherwise make our operations vulnerable. Further, if a fertility specialist provides services that result in less than favorable outcomes, this could cause us to fail to meet our contractually guaranteed specified service metrics, and we could be obligated to provide the client with a fee reduction. The failure to maintain our selective network of high-quality fertility specialists and other healthcare providers or the failure of those providers to meet and exceed our members' expectations, may result in a loss of or inability to grow or maintain our client base, which could adversely affect our business, financial condition and results of operations.

Our growth depends in part on the success of our strategic relationships with, and monitoring of, third parties, including channel partners, vendors, as well as insurance carriers.

In order to grow our business, we anticipate that we will continue to depend on our relationships with third parties, including channel partners, vendors and insurance carriers among others. As the fertility management market and our client base grow, if we do not successfully maintain our relationships with insurance carriers, they may make integration more difficult or expensive, such as implementing an onerous fee structure in exchange for our ability to continue to integrate our solutions with their platforms. If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our results of operations may suffer.

In addition, our arrangements with these third parties may expose us to public scrutiny, adversely affect our brand and reputation, expose us to litigation and/or regulatory action, or otherwise make our operations vulnerable if we fail to adequately monitor their performance or if they fail to meet their contractual obligations to us or to comply with applicable laws or regulations.

If we fail to maintain an efficient pharmacy distribution network or if there is a disruption to our network of specialty pharmacies or their supply chains, our business, financial condition and results of operations could suffer.

The timely delivery of fertility prescriptions is essential for fertility treatments. If prescriptions are delivered late or become unavailable, it may result in postponement of a member's treatment cycle and member dissatisfaction with our solutions. We believe that our ability to maintain and grow the adoption of Progyny Rx is highly dependent on our success in maintaining an efficient pharmacy distribution network and our record of on-time delivery. The specialty pharmacies in our network could refuse to contract with us, demand higher drug pricing or take other actions that could result in higher medical costs or less attractive services for our members.

Specialty pharmacies could face supply chain issues or regulatory delays impacting the availability or distribution of certain fertility prescriptions requiring drug substitutions that could result in higher medical costs or negatively impact our revenues, rebates and results of operations. We do not control the pricing strategies or supply chains of our specialty pharmacy partners, each of whom may be impacted by general economic considerations including inflation and other independent considerations and drivers that are outside our control and each of whom has the ability to set or impact market price for different prescription medications. We also cannot provide any assurance that we will be able to continue to renew our existing contracts, maintain our current negotiated pricing or discounts, or enter into new contracts on a timely basis or under favorable terms enabling us to service our members profitably. If we are not successful in maintaining our relationships with the specialty pharmacies in our network, are otherwise unable to maintain an efficient pharmacy distribution network, or if a significant disruption thereto should occur, it may adversely affect our business, financial condition and results of operations. From time to time, we experience supply chain disruptions, and we may in the future experience material supply chain changes and disruptions that impact the production and availability of medications relied on by Progyny members, which could negatively impact our revenue and results of operations.

If we lose our relationship with one or more key pharmacy program partners, or if the rebates provided by pharmacy program partners decline, our business and results of operations could be adversely affected.

We maintain contractual relationships with select pharmacy program partners, which provide us with access to limited distribution specialty pharmaceutical rebates for drugs we purchase. While we have contractual relationships with such pharmacy program partners, they in turn often negotiate complex and multi-party pricing structures with other industry participants, and we have no control over the policies and strategies implemented in negotiating these pricing structures. Such structures may set or significantly impact market prices for prescription drugs we purchase and associated rebates for such drugs. Pharmacy program partners generally direct medication pricing by setting medication list prices and offering rebates and/or discounts for their medications. Various market considerations—such as the number of competitor medications, the availability of fertility medications and alternative treatment options, and negotiated rates among industry participants—impact the list prices for medications. Our ability to obtain and maintain specialty pharmaceutical rebates, our relative bargaining power, the value of any such rebates and our ability to generate revenue are directly affected by the pricing structures in place among the various industry participants, and changes in medication pricing and in the general pricing structures, whether due to regulatory requirements, competitive pressures or otherwise, could have an adverse effect on our business, financial condition and results of operations. Further, the consolidation of pharmaceutical manufacturers, the shortages of drugs provided by such manufacturers, the termination or material alteration of our contractual relationships, or our failure to renew such contracts on favorable terms could have a material adverse effect on our business and results of operations.

Our marketing efforts depend on our ability to maintain our relationships with benefits consultants.

We sell our solutions through our sales organization and, in many cases, we leverage our relationships with top benefits consultants to establish relationships with potential clients. Our sales team has broad experience in health benefits management and extensive pre-existing long-term relationships with industry participants and benefits executives at large employers. If we fail to maintain our relationships with the benefits consultants, our marketing efforts, business and profitability would be adversely impacted.

We are exposed to credit risk from our members.

We collect co-payments, co-insurance and deductibles directly from members. We do not require collateral for such receivables. Our failure to collect a significant portion of the amount due on such receivables directly from members could adversely affect our business, financial condition and results of operations.

Risks Related to Government Regulation

We operate in a highly regulated industry and must comply with a significant number of evolving legal and regulatory requirements as well as complex judicial mandates.

We have attempted to structure our operations to comply with laws, regulations and other requirements applicable to us directly and to our clients and vendors, but there can be no assurance that our operations will not be challenged or impacted by regulatory authorities or enforcement initiatives. We have been, and in the future may become, involved in governmental investigations, audits, reviews and assessments. Any determination by a court or agency that our corporate structure, solutions or services violate, or cause our clients or network partners to violate, applicable laws, regulations or other requirements could subject us or our clients to significant administrative, civil or criminal penalties. Such a determination also could require us to change or terminate portions of our business, disqualify us from serving clients in certain states, or clients that do business with government entities, or cause us to refund some or all of our service fees or otherwise compensate our clients. In addition, failure to satisfy laws, regulations or other requirements could adversely affect demand for our solutions and could force us to expend significant capital, research and development and other resources to address the failure. Even an unsuccessful challenge by regulatory, judicial and other authorities or parties could be expensive and time-consuming, could result in loss of business, exposure to adverse publicity, and injury to our reputation and could adversely affect our ability to retain and attract clients. If we fail to comply with applicable laws, regulations and other requirements, our business, financial condition and results of operations could be adversely affected. Such non-compliance could also require significant investment to address and may prove costly. There are several additional federal and state statutes, regulations, guidance and contractual provisions related to or impacting the healthcare industry that may apply to our business activities directly or indirectly, including, but not limited to:

- ***Licensing and Licensed Personnel***. Many states have licensure or registration requirements for entities acting as a third-party administrator, or TPA, and/or PBMs. The scope of these laws differs from state to state, and the application of such laws to the activities of TPAs and/or PBMs is often unclear. Given the nature and scope of the solutions and services that we provide, we are required to maintain TPA and PBM licenses and registrations in certain jurisdictions and to ensure that such licenses and registrations are in good standing on an annual basis. We are licensed, have licensure applications pending before appropriate regulatory bodies, are exempt from licensure or registration, or believe that we are otherwise authorized under such laws in those states in which we provide our TPA and PBM services. These licenses require us to comply with the rules and regulations of the governmental bodies that issued such licenses, including maintaining certain solvency or bonds requirements. Our failure to comply with such rules and regulations could result in significant administrative penalties, the suspension of a license, or the loss of a license, all of which could negatively impact our business. Additionally, from time to time, legislation is considered that would purport to declare a PBM a fiduciary with respect to its clients. We cannot predict what effect, if any, such statutes, if enacted, may have on our business and financial results.

  Separately, states impose licensing requirements on insurers, risk-bearing entities, and insurance agents, as well as those entities that provide utilization review services. We do not believe that the nature of our services requires us to be licensed under applicable state law. We are unable to predict, however, how our services may be viewed by regulators over time, how these laws and regulations will be interpreted and enforced, or the full extent of their application. If a regulatory authority in any state determines that the nature of our business requires that we be licensed under applicable state laws, we may need to restructure our business to comply with any related

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requirements, such as maintaining adequate reserves, creating new compliance processes, hiring additional personnel to manage regulatory compliance, and paying additional regulatory fees or penalties, which could adversely affect our results of operation. Additionally, we may need to cease operations until we are able to obtain appropriate licensure, which may adversely affect our revenue for a period of time that we cannot estimate.

In addition, we employ PCAs to support and guide our members as part of our fertility benefits management services. The PCAs do not provide any licensed healthcare services, and in turn, are not licensed by any regulatory body to provide these services. We otherwise do not employ individuals to provide any healthcare services requiring licensure. If a professional board in any state determines that the services provided by our employed PCAs require a license to be provided, we may need to conduct additional training and credentialing, replace staff, obtain additional insurance, and pay increased salaries, which could adversely affect our results of operation. We may additionally need to suspend the PCA services we provide while our personnel obtain the necessary licensure, which may adversely affect our relationships with our clients and members and cause us to be in breach of our contracts.

- *HIPAA Privacy and Security Requirements*. Regulations promulgated pursuant to HIPAA, as amended, and regulations promulgated thereunder, or collectively, HIPAA, establish privacy and security standards that limit the use and disclosure of certain individually identifiable health information (known as "protected health information") and require the implementation of administrative, physical and technological organizational safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. The privacy regulations established under HIPAA also provide patients with rights related to understanding and controlling how their protected health information is used and disclosed. As a provider of services to entities subject to HIPAA, we are directly subject to certain provisions of the regulations as a "Business Associate." When acting as a Business Associate under HIPAA, to the extent permitted by applicable privacy regulations and contracts and associated Business Associate Agreements with our clients, we are permitted to use and disclose protected health information to perform our services and for other limited purposes, but other uses and disclosures, such as marketing communications, require written authorization from the patient or must meet an exception specified under the privacy regulations. We also have downstream Business Associates, which provide us with services and are also subject to HIPAA regulations.

  If we, or any of our downstream Business Associates, are unable to properly protect the privacy and security of protected health information entrusted to us, we could be found to have breached our contracts with our clients and be subject to investigation by HHS, Office for Civil Rights, or OCR. In the event OCR finds that we have failed to comply with applicable HIPAA privacy and security standards, we could face civil and criminal penalties. In addition, OCR performs compliance audits of Covered Entities and Business Associates in order to proactively enforce the HIPAA privacy and security standards. OCR has become an increasingly active regulator and has signaled its intention to continue this trend. OCR has the discretion to impose penalties and may require companies to enter into resolution agreements and corrective action plans which impose ongoing compliance requirements. OCR enforcement activity, or a third-party audit related to a HIPAA incident regarding us or a third-party vendor, can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources. In addition to enforcement by OCR, state attorneys general are authorized to bring civil actions under either HIPAA or relevant state laws seeking either injunctions or damages in response to violations that threaten the privacy of state residents. Although we have implemented and maintain policies, processes and compliance program infrastructure to assist us in complying with these laws and regulations and our contractual obligations, we cannot provide assurance regarding how these laws and regulations will be interpreted, enforced or applied to our operations. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations at the federal and state levels also might require us to make costly system purchases and/or modifications or otherwise divert significant resources to HIPAA compliance initiatives from time to time.

- *Other Privacy and Security Requirements*. In addition to HIPAA, numerous other federal and state laws govern the collection, dissemination, use, access to and confidentiality of personal information, some of which may be applicable to our business. Certain federal and state laws protect types of personal information that may be viewed as particularly sensitive. For example, New York's Public Health Law, Article 27-F protects information that could reveal confidential HIV-related information about an individual. In many cases, state laws are more restrictive than, and not preempted by, HIPAA, and may allow personal rights of action with respect to privacy or security breaches, as well as fines. State laws are contributing to increased enforcement activity and may also be subject to interpretation by various courts and other governmental authorities. Further, the California Consumer Privacy Act of 2018, or CCPA, went into effect on January 1, 2020 which gives California residents certain rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for

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violations, as well as a private right of action for data breaches has increased the likelihood, and risks associated with data breach litigation. Further, the California Privacy Rights Act, or the CPRA generally went into effect on January 1, 2023 and significantly amends the CCPA. It imposes additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It also creates a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. Additional compliance investment and potential business process changes may be required. Similar laws have passed in other states and are continuing to be proposed at the state and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging.

Certain of our solutions and services involve the transmission and storage of client and member data in various jurisdictions, which subjects the operation of those solutions and services to privacy or data protection laws and regulations in those jurisdictions. There can be no assurance that such requirements will not change or that we will not otherwise be subject to legal or regulatory actions. These laws and regulations are rapidly evolving and changing, and could have an adverse impact on our operations. These laws and regulations are subject to uncertainty in how they may be interpreted and enforced by government authorities and regulators. The costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may increase our operational costs, prevent us from providing our solutions, and/or impact our ability to invest in or jointly develop our solutions. We also may face audits or investigations by one or more government agencies relating to our compliance with these laws and regulations. An adverse outcome under any such investigation or audit could result in fines, penalties, other liability, or could result in adverse publicity or a loss of reputation, and adversely affect our business. Any failure or perceived failure by us or by our solutions to comply with these laws and regulations may subject us to legal or regulatory actions, damage our reputation or adversely affect our ability to provide our solutions in the jurisdiction that has enacted the applicable law or regulation. Moreover, if these laws and regulations change, or are interpreted and applied in a manner that is inconsistent with our policies and processes or the operation of our solutions, we may need to expend resources in order to change our business operations, policies and processes or the manner in which we provide our solutions. This could adversely affect our business, financial condition and results of operations.

- *Data Protection and Breaches*. In recent years, there have been a number of well-publicized data breaches involving the improper dissemination of personal information of individuals both within and outside of the healthcare industry. Laws in all 50 states require businesses to provide notice to clients whose personally identifiable information has been disclosed as a result of a data breach. These laws are not consistent, and compliance in the event of a widespread data breach is costly. States are also constantly amending existing laws, requiring attention to frequently changing regulatory requirements. Most states require holders of personal information to maintain safeguards and take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals or the state's attorney general. In some states, these laws are limited to electronic data, but states increasingly are enacting or considering stricter and broader requirements.

Additionally, under HIPAA, Covered Entities must report breaches of unsecured protected health information to affected individuals without unreasonable delay, not to exceed 60 days following discovery of the breach by a Covered Entity or its agents. Notification also must be made to OCR and, in certain circumstances involving large breaches, to the media. Business Associates must report breaches of unsecured protected health information to Covered Entities within 60 days of discovery of the breach by the Business Associate or its agents or such shorter period as set forth in the applicable Business Associate Agreement. A non-permitted use or disclosure of protected health information is presumed to be a breach under HIPAA unless the Covered Entity or Business Associate establishes that there is a low probability the information has been compromised consistent with requirements enumerated in HIPAA.

Despite our security management efforts with respect to physical and technological safeguards, employee training, vendor (and sub-vendor) controls and contractual relationships, our infrastructure, data or other operation centers and systems used in our business operations, including the internet and related systems of our vendors (including vendors to whom we outsource data hosting, storage and processing functions) are vulnerable to and, from time to time, may experience unauthorized access to data and/or breaches of confidential information due to a variety of causes. Techniques used to obtain unauthorized access to or compromise systems change frequently, are becoming increasingly sophisticated and complex, and are often not detected until after an incident has occurred. As a result, we might not be able to anticipate these techniques, implement adequate preventive measures, or immediately detect a potential compromise. If our security measures, some of which are managed by third parties, or the security measures of our service providers or vendors, are breached or fail, it is possible that unauthorized or illegal access to or acquisition, disclosure, use or processing of personal information, confidential information, or other sensitive client, member, or employee data, including HIPAA-regulated protected health information, may occur. A security breach or failure could result from a variety of circumstances and events, including third-party action, human negligence or error, malfeasance, employee theft or misuse, phishing and other social engineering schemes, computer viruses, attacks by computer hackers, failures during the process of upgrading or replacing software, databases or components thereof, power outages, hardware failures, telecommunication failures, and catastrophic events.

If our security measures, or those of our service providers or vendors, were to be breached or fail, our reputation could be severely damaged, adversely affecting client or investor confidence. As a result, clients may curtail their use of or stop using our offering and our business may suffer. In addition, we could face litigation, damages for contract breach, penalties and regulatory actions for violation of HIPAA and other laws or regulations applicable to data protection and significant costs for remediation and for measures to prevent future occurrences. In addition, any potential security breach could result in increased costs associated with liability for stolen assets or information, repairing system damage that may have been caused by such breaches, incentives offered to clients or other business partners in an effort to maintain the business relationships after a breach and implementing measures to prevent future occurrences, including organizational changes, deploying additional personnel and protection technologies, training employees and engaging third-party experts and consultants. Negative publicity may also result from real, threatened or perceived security breaches affecting us or our industry or clients, which could cause us to lose clients or partners and adversely affect our operations and future prospects. While we maintain cyber insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and such insurance may not be available for renewal on acceptable terms or at all, and in any event, insurance coverage would not address the reputational damage that could result from a security incident.

• *HIPAA Transaction and Identifier Standards*. HIPAA and its implementing regulations mandate format and data content standards and provider identifier standards (known as the National Provider Identifier) that must be used in certain electronic transactions, such as claims, payment advice and eligibility inquiries. HHS has established standards that health plans must use for electronic fund transfers with providers, has established operating rules for certain transactions, and is in the process of establishing operating rules to promote uniformity in the implementation of the remaining types of covered transactions. The ACA also requires HHS to establish standards for health claims attachment transactions. HHS has modified the standards for electronic healthcare transactions (such as, eligibility, claims submission and payment and electronic remittance) from Version 4010/4010A to Version 5010. Further, HHS now requires the use of updated standard code sets for diagnoses and procedures known as the ICD-10 code sets. Enforcement of compliance with these standards falls under HHS and is carried out by CMS.

In the event new requirements are imposed, we will be required to modify our systems and processes to accommodate these changes. We will seek to modify our systems and processes as needed to prepare for and implement changes to the transaction standards, code sets operating rules and identifier requirements; however, we may not be successful in responding to these changes, and any responsive changes we make to our systems and processes may result in errors or otherwise negatively impact our service levels. In addition, the compliance dates for new or modified transaction standards, operating rules and identifiers may overlap, which may further burden our resources.

• *Fraud and Abuse Laws*. Many of our clients, insurance carriers, and network healthcare providers are impacted directly and indirectly by certain fraud and abuse laws, including the federal Anti-Kickback Statute, the Physician Self-Referral Law, commonly referred to as the Stark Law, and the False Claims Act, as well as their state equivalents. Because the solutions and services we provide are not reimbursed by government healthcare payors, such fraud and abuse laws generally do not directly apply to our business; however, some laws may be applicable to us. For example, certain states have anti-kickback and false claims laws that may be broader in scope than analogous federal laws and may apply to items and services reimbursed by any third-party payor, including private insurers, self-insured employers and on a cash basis by patients.

The laws, regulations and other requirements in this area are both broad and complex and judicial and regulatory interpretation can also be inconsistent. We review our practices with regulatory experts in an effort to comply with all applicable laws, regulatory and other requirements. However, we are unable to predict how these laws, regulations and other requirements will be interpreted or the full extent of their application, particularly to services that are not directly reimbursed by federal and state healthcare programs. Any determination by a federal or state regulatory authority that any of our activities or those of our clients or vendors violate any of these laws or regulations could subject us to significant administrative, civil or criminal penalties, damages, disgorgement, monetary fines or imprisonment, require us to enter into corporate integrity agreements or similar agreements with ongoing compliance obligations, disqualify us from providing services to clients that are, or do business with, government healthcare programs and/or have an adverse impact on our business, financial condition and results of operations. Even an unsuccessful challenge by a regulatory authority of our activities could result in adverse publicity and could require a costly response from us.

- *State Corporate Practice and Fee-Splitting Prohibitions.* There is a risk that regulatory authorities in some jurisdictions may find that our contractual relationships with our fertility specialists violate laws prohibiting the corporate practice of medicine and/or fee-splitting. These laws generally prohibit non-physician entities from practicing medicine, exercising control over physicians or engaging in certain practices such as fee-splitting with physicians. There can be no assurance that these laws will be interpreted in a manner consistent with our practices or that other laws or regulations will not be enacted in the future that could have a material and adverse effect on our business, results of operations, and financial condition. Regulatory authorities, state medical boards, state attorneys general and other parties, including our network physicians, may assert that we are engaged in the prohibited corporate practice of medicine, and/or that our arrangement with our network providers constitutes unlawful fee-splitting. If a state's prohibition on corporate practice of medicine or fee-splitting law is interpreted in a manner that is inconsistent with our practices, we would be required to restructure or terminate our contractual relationship with our network providers to bring our activities into compliance with such laws, disciplinary action, penalties, damages, fines, and/or a loss of revenue, any of which could have a material and adverse effect on our business, results of operations, and financial condition. State corporate practice of medicine doctrines and fee-splitting prohibitions also often impose penalties on physicians themselves for aiding the corporate practice of medicine or unlawful fee-splitting, which could discourage physicians from participating in our network of providers.

- *ERISA Regulation*. The Employee Retirement Income Security Act of 1974, or ERISA, regulates certain aspects of employee health plans, including both insured and self-funded health plans sponsored by our clients, with which we have agreements to provide TPA services. As part of our agreements with a number of these clients, we offer PBM services through Progyny Rx. Because we believe the conduct of our business vis-à-vis these plans is not of a fiduciary nature, it is not generally subject to the fiduciary obligations of ERISA. However, there can be no assurance the United States Department of Labor, or the DOL, which is the agency that enforces ERISA, would not in the future assert that the fiduciary obligations imposed by ERISA apply to certain aspects of our operations or courts would not reach such a ruling in private ERISA litigation. ERISA also imposes civil and criminal liability on service providers to health plans subject to ERISA and certain other persons with relationships to such plans if certain forms of illegal or prohibited remuneration are made or received by such service providers or other persons. These provisions of ERISA are similar, but not identical, to the healthcare anti-kickback laws described above, although ERISA lacks the statutory and regulatory "safe harbor" exceptions incorporated into the healthcare anti-kickback laws. Like the healthcare anti-kickback laws, the corresponding provisions of ERISA are broadly written and their application to particular cases can be uncertain. ERISA plans are subject to certain rules, published by the DOL, including certain reporting requirements for direct and indirect compensation received by plan service providers. Separately, although ERISA generally preempts state laws that relate to ERISA plans, the recent Supreme Court ruling in *Rutledge v. Pharm. Care Mgmt. Ass'n* established that ERISA does not preempt all state laws imposing transparency or other requirements on PBMs.

- *Prompt Pay Laws*. Certain states have laws regulating the amount of time that may elapse from when a third-party payor receives a claim for services rendered to when those services are paid. These "prompt pay" laws may impact us as well as our self-insured clients and insurance carriers. Under these "prompt pay" laws, we may be obligated to pay healthcare providers within established time periods, and such time periods may be shorter than existing contracted terms and/or via electronic transfer. In many states, we are deemed to be exempt from the prompt pay laws, however, we seek to comply with them in each state in which we do business to the extent applicable, and our efforts include the use of controls such as policies and processing systems that ensure we pay claims as quickly as possible and contract language related to timeframes permitted by applicable law. If we do not make payments to healthcare providers in a timely fashion consistent with prompt pay laws, we may be required to pay interest in addition to any amounts owed to such providers. In addition, our reputation may be harmed and our contractual obligations to certain clients may be breached, causing us to lose revenue or otherwise pay penalties under such contracts.

- *Network Adequacy and Access Requirements*. Network adequacy and access laws require health plans to maintain a network of healthcare providers sufficient to deliver the benefits they contract to provide to their enrollees. In light of the increase in "narrow networks," there has been a legislative push to ensure that commercial payors contract with a sufficient number of healthcare providers to create an "adequate network." Additionally, a majority of states now have some form of legislation affecting our payor clients' ability to limit access to a provider network or remove a provider from the network. Such legislation may require our clients to admit any healthcare provider including any pharmacy provider willing to meet the plan's price and other terms for network participation, "any willing provider" legislation, or may provide that a provider may not be removed from a network except in compliance with certain procedures, "due process" legislation. Further, to ensure network adequacy and quality, a network may seek to accredit its healthcare providers through any number of accrediting bodies, such as the National Committee for Quality Assurance, or NCQA, and the Utilization Review Accreditation Commission. We follow NCQA standards to credential the health providers with whom we contract to provide services within our network, and engage Council for Affordable Quality Healthcare to conduct provider credentialing where required. Should any of the states we operate in determine that our network of providers does not meet adequacy or access requirements, we may be subject to administrative penalties and other administrative actions, as well as private litigation. In addition, if we are unable to contract with a sufficient number of providers, we may become subject to administrative penalties or enforcement actions from state regulatory agencies, litigation from consumers, and may be in breach of certain contractual covenants with our partners.

- *Consumer Protection Laws*. Federal and state consumer protection laws are being applied increasingly by the Federal Trade Commission, or FTC, Federal Communications Commission, or FCC, and states' attorneys general to regulate the collection, use, storage and disclosure of personal or health information, through websites or otherwise, and to regulate the presentation of website content. Courts may also adopt the standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security and access. Consumer protection laws require us to publish statements to users of our services that describe how we handle personal information and choices consumers may have about the way we handle personal information. If such information that we publish is considered untrue, we may be subject to claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences, including, costs of defending against litigation, settling claims and loss of willingness of current and future clients to work with us.

- *Restrictions on Communication*. Communications with our members increasingly may be subject to and restricted by laws and regulations governing communications via telephone, fax, text, and email. We also use email and social media platforms as marketing tools. For example, we maintain social media accounts. As laws and regulations, including FTC enforcement, rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact our business, financial condition and results of operations or subject us to fines or other penalties.

The healthcare regulatory and political framework is uncertain and evolving. Recent and future developments in the healthcare industry could have an adverse impact on our business, financial condition and results of operations.

All of our revenue is derived from the healthcare industry, which is highly regulated and subject to changing political, legislative, regulatory and other influences. Healthcare laws and regulations are rapidly evolving and may change significantly in the future. For example, the ACA may affect the coverage and plan designs that are or will be provided by certain insurance carriers and certain of our clients with self-insured plans, taxability of benefits under such plans, as well as the overall reimbursement and drug pricing environment for healthcare providers. Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA as well as efforts to repeal or replace certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA.

Other health reform efforts have been proposed by members of Congress, such as measures that would expand the role of government-sponsored coverage, including further reform to the ACA, which could have far-reaching implications for the healthcare industry if enacted. On January 28, 2021, President Joe Biden issued an Executive Order directing federal agencies to examine all existing regulations, orders, guidance documents, policies and similar agency actions to determine if any such actions are inconsistent with the policy set forth in the Executive Order to protect and strengthen the ACA and make high-quality healthcare accessible and affordable for every American. Most recently, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 or IRA into law. The health reform measures included in the IRA largely focus on pharmaceutical manufacturers, but are likely to impact the reimbursement and drug pricing environment for healthcare providers and insurers more broadly, in ways that cannot yet be fully determined.

As another example of recent healthcare legislative changes, the Consolidated Appropriations Act, or CAA, effective December 27, 2021, contains provisions impacting group health plans, including protections for plan participants from surprise medical bills and ensuring health plan price transparency. The CAA prohibits plans from entering into services agreements that directly or indirectly restrict the plans from disclosing provider-specific costs and quality of care information. It also requires disclosure by health insurance brokers and consultants to plan sponsors regarding reasonably expected direct and indirect compensation for referral of services to group health plans. Additionally, the CAA requires plans to submit reports to the Department of Labor, HHS and IRS with certain information on pharmacy benefits and drug costs for participants and beneficiaries and the application of in-network rates to out of network services. The CAA also requires certain service providers for health plans to comply with certain ERISA fee disclosure rules.

In addition, effective January 1, 2022, the No Surprises Act (enacted as part of the CAA) provides protection against surprise medical bills by prohibiting plans and providers from balance billing patients for emergency care performed by out-of-network providers as well as non-emergency and ancillary services performed by out-of-network providers at in-network facilities, subject to certain notice and consent exceptions for non-emergency and ancillary services. The law also grants additional patient protections, including requiring providers to send a good faith estimate of the expected charges for furnishing items or services to an insured patient's health plan (or directly to an uninsured patient) before such items or services are delivered (including items or services reasonably expected to be provided in conjunction with scheduled items or services or that are reasonably expected to be delivered by another provider). The No Surprises Act also provides a dispute resolution process in the event the actual charges for such items and services are substantially higher than the plan's estimate, and will prohibit providers from charging patients an amount beyond the in-network cost sharing amount for services rendered by out-of-network providers, subject to certain exceptions. Several states have also enacted comprehensive balance billing or surprise billing laws and the CAA defers to existing state requirements with respect to state-established payment amounts. Such state laws vary in their approach, resulting in different impacts on the healthcare system as a whole.

We are unable to predict how other healthcare reform initiatives from new legislation, regulation, judicial action and/or executive action, including the CAA and No Surprises Act and state laws, will ultimately impact the healthcare industry and what the potential impact may be on our business and on our relationships with current and future clients, insurance carriers, and healthcare providers. Additionally, we cannot predict the timing or impact of any future rulemaking, court decisions or other changes in the law. If we are unable to comply with these laws or regulations or provide adequate assistance to our clients subject to these laws or regulations, it is reasonably possible that our business operations and results of operations could be materially adversely affected.

We are subject to potential changes in laws, regulations, government enforcement priorities, public policy, state and federal judicial action, industry standards and other requirements, including with respect to Progyny Rx's PBM practices, which create risks and challenges with respect to our compliance efforts and business strategies or the business of our network partners, which may adversely affect our business.

The healthcare industry is highly regulated and subject to frequently changing laws, regulations, government enforcement priorities, public policies, industry standards and other requirements. Many healthcare laws and regulations are complex, and their application to specific solutions, services and relationships may not be clear. Because our clients are subject to various requirements, we may be impacted as a result of our contractual obligations even when we are not directly subject to such requirements. In particular, many existing healthcare laws and regulations, when enacted, did not anticipate the solutions and services that we provide, and these laws and regulations may be applied to our solutions and services in ways that we do not anticipate. The ACA, efforts to revise, expand or materially change the ACA, as well as the recently enacted IRA, and other federal and state efforts to reform or revise aspects of the healthcare industry or to revise or create additional legal or and regulatory requirements could impact our operations, the use of our solutions and services, and our ability to market new solutions and services, or could create unexpected liabilities for us. We also may be impacted by laws, industry standards and other requirements that are not specific to the healthcare industry, such as consumer protection laws and payment card industry standards. These requirements may impact our operations and, if not followed, could result in fines, penalties and other liabilities and adverse publicity and injury to our reputation.

In recent years, there have been a number of reform efforts, including from federal and state legislatures as well as the HHS OIG, around PBM program pricing and transparency that could affect our business. Current PBM laws and regulations govern, and proposed legislation and regulations may govern and/or further restrict critical PBM practices, including, among other things, disclosure, receipt and retention of rebates and other payments received from pharmaceutical manufacturers or pharmacy program partners, rules governing contractual provisions between PBMs and their contracted payers and/or pharmacies, and registration or licensing of PBMs. For example, in 2019, the U.S. Senate and House of Representatives proposed a number of bills that would, among other things, require PBMs to submit information on their costs, fees and rebates, requiring 100% of the rebates to be passed on to consumers, and/or impose rebates on manufacturers that chose to increase their drug prices more rapidly than inflation.In June 2022, the Federal Trade Commission announced an inquiry regarding the role of PBMs and stated its intent to closely scrutinize the impact of PBM rebates and fees on patients and payers.

Further, the U.S. Supreme Court's decision in *Rutledge v. Pharm. Care Mgmt. Ass'n* on December 10, 2020, which held that an Arkansas state law requiring PBMs to reimburse pharmacies at a price equal to or greater than the price pharmacies pay in purchasing medications from a wholesaler, was not preempted by the federal ERISA statute. The Supreme Court's ruling solidifies the legality of state-level legislation regulating PBMs, which may encourage a new wave of legislation aimed at controlling prescription drug costs and providing pricing transparency. For example, effective June 1, 2022 New York enacted a law that establishes regulatory oversight of PBMs. Several states have proposed separate PBM bills, and at least 18 states have adopted PBM oversight laws. A number of these proposed laws would require PBMs to submit annual transparency reports or otherwise disclose contractual arrangements with health benefit plans or health insurance issuers, or allow regulators to conduct audits of PBM operations.

Additionally, certain quasi-regulatory organizations, including the National Association of Boards of Pharmacy and the National Association of Insurance Commissioners, have issued model regulations or may propose future model regulations concerning PBM operations. PBM credentialing organizations may also establish voluntary standards regarding PBM activities. While the model regulations and standards of these quasi-regulatory or credentialing organizations are not legal requirements, federal and state lawmakers may be influenced to adopt similar legislation and such model regulations and standards may also impact client expectations or requirements for PBM services. PBM operations may also be subject to federal and state fraud and abuse laws. Some states' anti-kickback and false claims laws may be broader in scope than analogous federal laws and may apply to items and services reimbursed by any third-party payor, including private insurers, self-insured employers and on a cash basis by patients, and may be applicable to us.

Accordingly, it is reasonably possible that our business operations and our results of operations could be materially adversely affected by legislative, regulatory and public policy changes at the federal or state level, increased government involvement in drug reimbursement and pricing, and/or increased regulation of PBMs. Adoption of new laws, rules or regulations or changes in government enforcement priorities of or new interpretations of, existing laws, rules or regulations relating to PBMs could materially adversely affect our business and results of operations with respect to Progyny Rx. Additionally, such legal and regulatory changes may adversely affect our ability to conduct business on commercially reasonable terms in states where PBM legislation is in effect and our ability to standardize its Progyny Rx PBM products and services across state lines. Further, our failure to comply with these laws or regulations could result in material fines and/or sanctions and could have a material adverse effect on our results of operations and/or cash flows.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations.

While we operate only in the United States, we remain subject to the U.S. Foreign Corrupt Practices Act, U.S. domestic bribery laws, and other anti-corruption and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. If we expand our business and sales outside the United States and to the public sector, we may engage with business partners and third-party intermediaries to market our services and to obtain for us the necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities.

Detecting, investigating, and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, prosecution, enforcement actions, sanctions, settlements, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, financial condition and results of operations could be harmed. In addition, responding to any action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees, which could adversely affect our business, financial condition and results of operations.

Any potential sales to government entities are subject to a number of challenges and risks.

We may sell our services or solutions to U.S. federal, state, and local government, and agency, clients. Sales to such entities are subject to a number of challenges and risks. Selling to such entities can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government contracting requirements may change and in doing so restrict our ability to sell into the government sector until we have attained the revised certification. Government demand and payment for our offerings is dependent on many factors outside our control, including general economic conditions, public sector budgetary constraints and funding authorizations, and general political priorities, with funding reductions or delays adversely affecting public sector demand for our offerings.

Further, governmental and highly regulated entities may demand contract terms that differ from our standard arrangements. Such entities may have statutory, contractual, or other legal rights to terminate contracts with us or our partners due to a default or for other reasons. Any such termination may adversely affect our reputation, business, financial condition and results of operations.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success depends in part on our ability to protect our brand and proprietary trade secret and confidential information, including unpatented know-how, technology and other proprietary information, maintaining, defending and enforcing our intellectual property rights. We rely on our agreements with our clients, and non-disclosure and confidentiality agreements with employees and third parties, and our trademarks, trade secrets, and copyrights to protect our intellectual property rights. However, any of these parties may breach such agreements and disclose our proprietary information, and we may not be able to obtain adequate remedies for such breaches. There is no assurance that we will be able to obtain, maintain, defend and enforce our intellectual property rights, or that such intellectual property rights will not be challenged, narrowed, held unenforceable or circumvented. Therefore, these legal protections and precautions may not prevent infringement, misappropriation or other violations of our intellectual property. Any litigation and any infringement, misappropriation or other violations of our intellectual property could hinder our ability to market and sell our solutions, and our business, financial condition and results of operations could be adversely affected.

If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us and our competitive position would be harmed.

Third parties may allege that our products and services, or the conduct of our business, infringe, misappropriate or otherwise violate such third party's intellectual property rights. Even if such claims are without merit, defending such claims would cause us to incur substantial expenses and could cause us to pay substantial damages or seek a costly license if we are found to be infringing, misappropriating, or otherwise violating a third party's intellectual property rights. If we are unable to enter into a license on acceptable terms or at all, we could be forced to cease some aspect of our business operations or be forced to redesign our products or services so that we no longer infringe the third-party intellectual property rights, which may result in significant cost and delay to us, or which redesign could be technically infeasible. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our employees and management personnel from their normal responsibilities.

Moreover, although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any third parties, including such individual's former employer. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Furthermore, we currently own registered trademarks. In addition, any of our trademarks or trade names, whether registered or unregistered, may be challenged, opposed, infringed, cancelled, circumvented or declared generic, or determined to be infringing on other marks, as applicable. We may not be able to protect our rights to these trademarks and trade names, which we will need to build name recognition by potential collaborators or clients in our markets of interest.

Acquisitions, strategic investments, partnerships, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our business, financial condition and results of operations.

We may in the future seek to acquire or invest in businesses, joint ventures, products and services, or technologies that we believe could complement or expand our platform, enhance our technical capabilities, or otherwise offer growth opportunities. In addition, Progyny seeks to continue to expand its offerings in preconception, maternity and postpartum, menopause and related offerings. Any such acquisition or investment may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products and services, personnel or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us, they are operationally difficult to integrate, or we have difficulty retaining the clients of any acquired business due to changes in ownership, management or otherwise. These transactions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for development of our existing business. Any such transactions that we are able to complete may not result in any synergies or other benefits we had expected to achieve, which could result in impairment charges that could be substantial. In addition, we may not be able to find and identify desirable acquisition targets or business opportunities or be successful in entering into an agreement with any particular strategic partner. These transactions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our results of operations. In addition, if the resulting business from such a transaction fails to meet our expectations, or we fail to successfully integrate such businesses into our own, our business, financial condition and results of operations may be adversely affected or we may be exposed to unknown risks or liabilities.

Changes in our effective tax rate or tax liabilities may have an adverse effect on our results of operations.

Our effective tax rate could be impacted due to several factors, including, but not limited to:

- changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

- changes in tax laws, tax treaties, and regulations or the interpretation of them (such as the recent Inflation Reduction Act which, among other changes, introduced a 15% corporate minimum tax on certain United States corporations and a 1% excise tax on certain stock redemptions by United States corporations);

- changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

- the outcome of future tax audits, examinations, or administrative appeals;

- limitations or adverse findings regarding our ability to do business in some jurisdictions; and

- discrete impact tax items, including such items resulting from the amount and timing of equity exercises and our stock price.

Any of these developments could have an adverse effect on our results of operations.

Certain U.S. state tax authorities may assert that we have a state nexus and seek to impose state and local taxes which could adversely affect our results of operations.

We currently file state tax returns in certain states. There is a risk that certain state tax authorities, where we do not currently file a state tax return, could assert that we are liable for state and local taxes based upon income or gross receipts allocable to such states. States are becoming increasingly aggressive in asserting a nexus for state tax purposes. We could be subject to state and local taxation, including penalties and interest attributable to prior periods, if a state tax authority in which we do not currently file a state tax return successfully asserts that our activities give rise to a taxable nexus. Such tax assessments, penalties and interest may adversely affect our results of operations.

We may not be able to utilize a significant portion of our net operating loss or research tax credit carryforwards, which could adversely affect our profitability.

Under Section 382 of the Internal Revenue Code of 1986, as amended, our ability to utilize net operating loss carryforwards or other tax attributes in any taxable year may be limited if we experience an "ownership change." A Section 382 "ownership change" generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. Future issuances of our stock could cause an "ownership change." Any future ownership change, which could be outside of our control, could also have a material effect on the use of our net operating loss carryforwards or other tax attributes existing at the time of the ownership change, which could adversely affect our profitability.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Accounting principles generally accepted in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. We adopted ASC No. 2021-04, *Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation- Stock Compensation (Topic 718), and Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815- 40)* and ASC No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes* as of January 1, 2022 and January 1, 2021, respectively. Neither accounting pronouncement had a material impact on our consolidated financial statements. See Note 2 – Significant Accounting Policies included in art II, Item 18 of this Annual Report on Form 10-K for additional information on recently adopted accounting standards. A change in accounting principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions already completed before the announcement of a change. The adoption of new or revised accounting principles may require us to make changes to our systems, processes and control, which could have a significant effect on our reported financial results, cause unexpected financial reporting fluctuations, retroactively affect previously reported results or require us to make costly changes to our operational processes and accounting systems upon or following the adoption of these standards.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles, or U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes included elsewhere in this Annual Report on Form 10-K. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Policies and Estimates" of this Annual Report on Form 10-K. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. We believe that the assumptions and estimates associated with our accrued receivables related to revenue recognition, accrued claims payable, stock-based compensation expense, and accounting for income taxes have the greatest potential impact on our consolidated financial statements and therefore, we consider these to be our critical accounting policies and estimates. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

Risks Related to Ownership of Our Common Stock

Our stock price may be volatile, and the value of our common stock may decline.

As tenured investors look to monetize their positions, we have seen large blocks of shares enter the public market over a short period of time. The market price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of this and a variety of factors, some of which are beyond our control, including, but not limited to:

- high volume of direct sales into the market by large investors;

- actual or anticipated fluctuations in our financial condition or results of operations;

- publications of research or other reports about us or our industry, including those which may contain inaccurate or misleading information, financial estimates about us, changes in recommendations or withdrawal of research coverage by securities analysts;

- changes in the pricing of our solutions and services;

- changes in our projected operating and financial results;

- general economic, industry, and market conditions;

- changes in laws or regulations applicable to our products and solutions;

- announcements by us or our competitors of significant business developments, acquisitions, or new offerings;

• rumors and market speculation involving us or other companies in our industry;

• significant data breaches of our company, providers, vendors or pharmacies;

• our involvement in litigation or threats of litigation against us;

• future sales of our common stock by us or our stockholders;

• changes in senior management or key personnel;

• the trading volume of our common stock;

• war, incidents of terrorism, or responses to these events; and

• changes in the anticipated future size and growth rate of our market.

Broad market and industry fluctuations, as well as general economic, political, regulatory, and market conditions, including those related to the COVID-19 pandemic, may also negatively impact the market price of our common stock. Fluctuations in our quarterly operating results and the price of our common stock may be particularly pronounced in the current economic environment, including due to the uncertainty caused by the COVID-19 pandemic. These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management's attention.

An active trading market for our common stock may not be sustained.

An active public trading market for our common stock may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our stock price and the value of your investment could decline.

Our results of operations may fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In addition to the other risks described herein, factors that may affect our results of operations include the following:

• fluctuations in demand for or pricing of our solutions;

• level and mix of utilization of our solutions by members;

• our ability to attract new clients;

• our ability to retain our existing clients;

• client expansion rates;

• changes in clients' budgets and in the timing of their budget cycles and purchasing decisions;

• our ability to control costs, including our operating expenses and healthcare costs;

• the amount and timing of payment for operating expenses, particularly sales and marketing expenses;

• the amount and timing of non-cash expenses, including stock-based compensation expense, goodwill impairments and other non-cash charges;

- the amount and timing of costs associated with recruiting, training and integrating new employees and retaining and motivating existing employees;

- general economic conditions, as well as economic conditions specifically affecting industries in which our clients participate, including those related to the COVID-19 pandemic;

- the impact of new accounting pronouncements;

- changes in the competitive dynamics of our market, including consolidation among competitors or clients; and

- significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our solutions and services.

Any of these and other factors, or the cumulative effect of some of these factors, may cause our results of operations to vary significantly. For example, the long-term impact of the COVID-19 pandemic could result in adverse changes in our results of operations for an unknown period of time. If our quarterly results of operations fall below the expectations of investors and securities analysts who follow our stock, the price of our common stock could decline substantially, and we could face costly lawsuits, including securities class action suits.

As a result of being a public company, we are obligated to develop and maintain proper and effective internal control over financial reporting, and any failure to maintain the adequacy of these internal control may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act ("Section 404"), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting and our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting. To maintain compliance with Section 404, we perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Annual Report on Form 10-K filing for each year, as required by Section 404. Our existing management team has and will continue to devote a substantial amount of time to these compliance initiatives, and we may need to hire additional accounting and financial staff with appropriate public company experience to assist us in ongoing compliance with these requirements. Moreover, these rules and regulations have increased and will continue to increase our legal and financial compliance costs and will make some activities more time consuming and costly.

During the evaluation and testing process of our internal control, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. For example, in connection with our audit of the fiscal year 2018 consolidated financial statements, we and our independent registered public accounting firm identified one material weakness in our controls related to the lack of review and oversight over financial reporting, which we determined we had remediated as of December 31, 2019. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Future sales of our common stock in the public market could cause the market price of our common stock to decline.

Future sales of a substantial number of shares of our common stock in the public market by us or our stockholders, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our common stock.

In addition, as of December 31, 2023, there were an aggregate of 17,228,415 and 2,561,213 shares of our common stock subject to outstanding options and unvested restricted stock units, respectively. We have registered all of the shares of common stock issuable upon exercise of outstanding options or other equity awards we may grant in the future, for public resale under the Securities Act. Accordingly, these shares will be eligible for sale in the public market to the extent such options are exercised and restricted stock units are vested, in compliance with applicable securities laws.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors and consultants under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in businesses, joint ventures, products and services, or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

If securities or industry analysts do not publish research, or publish unfavorable or inaccurate research, about our business, the market price and trading volume of our common stock could decline.

The market price and trading volume of our common stock will be heavily influenced by the way analysts interpret our financial information and other disclosures. We do not have control over these analysts. If securities analysts or if industry analysts cease coverage of us, our stock price would be negatively affected. If securities or industry analysts do not publish research or reports about our business, downgrade our common stock, or publish negative reports about our business, our stock price would likely decline and the trading volume of our common stock could decrease. We have experienced and may in the future experience analyst coverage reduction due to analysts leaving firms, changing firms or going on temporary leaves of absences. Such reduction in analyst coverage, even if temporary, could lead to volatility in our stock price.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors. Accordingly, you may need to rely on sales of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

We incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we have incurred and will continue to incur significant legal, accounting, and other expenses that we did not incur prior to our initial public offering. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Stock Market, or Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel devote a substantial amount of time to compliance with these requirements. Effective January 1, 2021, we became a "large accelerated filer" under SEC reporting rules and are required to file our annual report and quarterly reports more quickly than we previously had been required to file them, which may require us to dedicate additional resources to the timely filing of such reports. Moreover, these rules and regulations have increased and will continue to increase our legal and financial compliance costs and make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we incur as a public company or the specific timing of such costs.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

- authorize our Board of Directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our Board of Directors that may be senior to our common stock;

- require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

- specify that special meetings of our stockholders can be called only by our Board of Directors, the chairperson of our Board of Directors, or our chief executive officer;

- establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our Board of Directors;

- establish that our Board of Directors is divided into three classes, with each class serving three-year staggered terms;

- prohibit cumulative voting in the election of directors;

- provide that our directors may be removed for cause only upon the vote of at least 66 and 2/3% of our outstanding shares of voting stock;

- provide that vacancies on our Board of Directors may be filled only by a majority of directors then in office, even though less than a quorum; and

- require the approval of our Board of Directors or the holders of at least 66 and 2/3% of our outstanding shares of voting stock to amend our amended and restated bylaws and certain provisions of our amended and restated certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of our common stock in an acquisition.

Our amended and restated certificate of incorporation designates the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, any state court located within the State of Delaware, or if all such state courts lack jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of a fiduciary duty owed by any current or former director, officer or other employee, to us or our stockholders; (3) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provisions of the DGCL, our amended and restated certificate of incorporation, or our amended and restated bylaws; (4) or any action or proceeding to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws; (5) any action or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (6) any action asserting a claim against us, or any of our directors, officers or other employees, that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court's having personal jurisdiction over the indispensable parties named as defendants. For the avoidance of doubt, these choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In particular, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions.

These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees and may discourage these types of lawsuits. A stockholder may, nevertheless, seek to bring a claim in a venue other than that designated in our amended and restated certificate of incorporation. In such instance we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions, which may require significant additional costs. Furthermore, if a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

Unstable market and economic conditions may impact our ability to obtain any necessary financing and adversely impact our business, financial condition and stock price.

The global economy, including financial and credit markets, has recently experienced volatility and uncertainty, including rising interest and inflation rates, declines in economic growth, and declines in global equity markets. If the equity and credit markets continue to deteriorate, or the United States enters a recession, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. As a result, our business, results of operations, and price of our common stock may be adversely affected.

Increased scrutiny and changing expectations from the SEC regarding environmental, social and governance practices, and reporting could cause us to incur additional costs, devote additional resources and expose us to additional risks, which could adversely impact our reputation, or otherwise adversely impact our business.

Companies across all industries are facing increasing scrutiny related to their environmental, social and governance, or ESG practices and reporting. The SEC and investors have focused increasingly on ESG practices and placed increasing importance on the implications and social cost of ESG reporting. With this increased focus and demand, public reporting regarding ESG practices is becoming more broadly expected. Expectations regarding voluntary ESG initiatives and disclosures may result in increased costs, changes in demand for certain offerings, enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition or results of operations. We may provide information in this Annual Report on Form 10-K or our other filings with the SEC that are informed by various ESG standards and frameworks (including standards for the measurement of underlying data) and the interest of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change, and our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. If our ESG practices and reporting do not meet or are viewed as not meeting SEC, investor or other industry or stakeholder expectations, which continue to evolve, our brand, reputation and investor retention may be negatively impacted. It is possible that stakeholders may not be satisfied with our ESG practices or the speed of their adoption. We could also incur additional costs and require additional resources to monitor, report, implement, enhance and comply with various ESG practices and standards. Also, our failure, or perceived failure, to meet the standards included in any ESG disclosure could negatively impact our reputation, employee recruiting and retention, and the willingness of our customers and suppliers to do business with us.

ITEM 1B.   **UNRESOLVED STAFF COMMENTS**

None.

ITEM 1C.   **CYBERSECURITY**

At Progyny, cybersecurity risk management is an integral part of our broader risk management system and processes. Our cybersecurity risk management program incorporates industry-standard frameworks, policies and practices designed to protect the security of our technology infrastructure and sensitive information.

Our cybersecurity risk management program provides a framework for handling cybersecurity threats and incidents, including receiving notification of threats and incidents associated with the use of services provided by business associates. This framework includes steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat including whether the cybersecurity threat is associated with a third-party service provider and implementing cybersecurity countermeasures and mitigation strategies. In addition, it provides steps for our cybersecurity team to report to management and our Board of Directors on information security and cybersecurity matters including material cybersecurity threats and incidents.

We have established and test our disaster recovery plan and we protect against business interruption by backing up our major systems. Our cybersecurity team engages third-party security experts for risk assessment and system enhancements, including a third-party security consultant that conducts regular network security reviews, scans and audits. In addition, we maintain various preventive measures, such as protections designed to safeguard against cyberattacks, including employee training, multifactor authentication, firewalls and virus detection software, periodic scans of our environment for any vulnerabilities and penetration testing.

Our Board of Directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the Audit Committee. The Audit Committee is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which we are exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The Audit Committee also reports material cybersecurity risks to our full Board of Directors. Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our Chief Information Security Officer who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our Chief Information Security Officer and dedicated personnel are experienced information systems security professionals and information security managers with many years of experience. Management, including our Chief Information Security Officer and cybersecurity team, regularly update the Audit Committee on our cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports annually that cover, among other topics, third-party assessments of our cybersecurity programs, developments in cybersecurity and updates to our cybersecurity programs and mitigation strategies.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see "Risk Factors – If our information technology systems, or those of our provider clinics, specialty pharmacies or other vendors lag, fail or suffer security breaches, we may incur a material disruption of our services or suffer a loss or inappropriate disclosure of confidential information, which could materially impact our business and the results of operations" in this annual report on Form 10-K.

ITEM 2.   **PROPERTIES**

Our corporate headquarters is located at 1359 Broadway, New York, New York 10018, under a sublease that commenced in September 2019 and expires in May 2029. In February 2022, we entered into a lease, which is expected to expire in the fourth quarter of 2035, for additional space in the same location and also for continued occupancy of our current space after the current sublease expires. We use our headquarters for administration, sales and marketing and client support. For additional information, please refer to Part II, Item 8 "Financial Statements and Supplementary Data — Note 7 — Leases" in this Annual Report on Form 10-K.

ITEM 3.   LEGAL PROCEEDINGS

See Part II, Item 8 "Financial Statements and Supplementary Data — Note 14 — Commitments and Contingencies — Arbitration/Litigation."

ITEM 4.   MINE SAFETY DISCLOSURES.

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information regarding our executive officers and directors as of the date of this Annual Report on Form 10-K.

Name	Age	Position
Executive Officers:		
David Schlanger	64	Executive Chairman
Peter Anevski	56	Chief Executive Officer
Allison Swartz	34	Executive Vice President, General Counsel and Secretary
Mark Livingston	58	Chief Financial Officer
Michael Sturmer	47	President
Non- Employee Directors:		
Beth Seidenberg, M.D.	66	Lead Independent Director
Lloyd Dean	73	Director
Fred E. Cohen, D.Phil.	67	Director
Kevin Gordon	61	Director
Roger Holstein	71	Director
Jeff Park	52	Director
Norman Payson, M.D.	75	Director
Cheryl Scott	74	Director

Executive Officers

David Schlanger has served as our Executive Chairman since January 2022 and on our board of directors since March 2017. Mr. Schlanger was previously our Chief Executive Officer from January 2017 to December 2021. From August 2013 until September 2016, he served as the Chief Executive Officer of WebMD, an online provider of information relating to health and well-being. Prior to that, he served as the Interim Chief Executive Officer and in various other senior executive positions at WebMD and predecessor companies for more than 15 years, including as Senior Vice President, Strategic and Corporate Development and Senior Vice President, Corporate Development. Mr. Schlanger received his B.S. from Georgetown University and his J.D. from the University of Michigan Law School. We believe that Mr. Schlanger is qualified to serve on our board of directors because of his extensive experience at healthcare companies and in executive management.

Peter Anevski has served as our Chief Executive Officer and on our board of directors since January 2022. He previously served as our Chief Operating Officer from January 2017 to December 2021 and our President from June 2019 to December 2021. From January 2017 to September 2020, he also served as our Chief Financial Officer. Mr. Anevski has extensive experience managing financial functions for public companies. From May 2013 until September 2016, he served as the Executive Vice President and Chief Financial Officer of WebMD. Prior to that, Mr. Anevski served in senior finance and operations roles at WebMD and predecessor companies for 14 years, including as Senior Vice President, Finance. Mr. Anevski received his B.A. in Accounting from Montclair State University. We believe that Mr. Anevski is qualified to serve on our board of directors because of his significant experience at healthcare companies and as a member of our executive management team.

Allison Swartz has served as our Executive Vice President, General Counsel since November 2022. Allison was previously the Deputy General Counsel at K Health Inc., a growth-stage digital healthcare company from January 2022 to November 2022 and a Lecturer in Law at the University of Glasgow from September 2021 to June 2022. Prior to that she held multiple senior positions at Centene Corporation, the largest managed care organization in the country, from 2016 until October 2021, including Regional General Counsel and Privacy Officer from July 2020 to October 2021, and General Counsel of their Texas subsidiary Superior HealthPlan Inc. from September 2019 to July 2020. Ms. Swartz holds a B.A. in History from the University of Maryland and received her J.D. from the University of Maryland.

Mark Livingston has served as our Chief Financial Officer since September 2020. Previously, Mr. Livingston had served as our Executive Vice President of Finance from May 2019 to September 2020. Prior to that, he served as Chief Financial Officer of the International Business at Scripps Network Interactive, a media company, where he worked from August 2010 to April 2018, and as Chief Financial Officer of Emerson, Reid & Company, an employee benefits wholesaler, from June 2007 to August 2010. Previously, Mr. Livingston has held senior financial leadership roles at WebMD and Hess Corporation. Mr. Livingston received his B.S. from Tulane University and is a licensed Certified Public Accountant.

Michael Sturmer has served as our President since January 2022 and was previously Executive Vice President, Chief Growth and Strategy Officer from February 2021 to December 2021. Mr. Sturmer has over two decades of operations, sales and strategic experience in the healthcare industry. From September 2016 to February 2021, he was Senior Vice President of Health Services at Livongo. Prior to that, Mr. Sturmer held several senior positions at Cigna, including Chief Operating Officer for the New York/New Jersey Health Plan. Mr. Sturmer received his B.A. degree in Health Administration from Quinnipiac University.

Non-Employee Directors

Beth Seidenberg, M.D. has served on our board of directors since May 2010 and as Lead Independent Director since January 2022. Previously, Dr. Seidenberg served as Chair of our board of directors from June 2015 to December 2021. Dr. Seidenberg has been a partner at Kleiner Perkins, a venture capital firm, since May 2005, where she primarily focuses on life sciences investing. She has also served as the Managing Director of Westlake Village BioPartners, another venture capital firm, since August 2018. Prior to joining Kleiner Perkins, Dr. Seidenberg was the Senior Vice President, Head of Global Development and Chief Medical Officer at Amgen, Inc., a biotechnology company. In addition, Dr. Seidenberg was a senior executive in research and development at Bristol Myers Squibb Company, a biopharmaceutical company, from March 2000 to December 2001 and Merck & Co., Inc., a healthcare company, from June 1989 to February 2000. Dr. Seidenberg has served on the board of directors of Atara Biotherapeutics since August 2012 and Vera Therapeutics, Inc. since June 2016 and Acelyrin since 2020. Dr. Seidenberg previously served on the boards of directors of Epizyme, Inc., from February 2008 to September 2019, Tesaro, Inc., from June 2011 to February 2019, and ARMO BioSciences, Inc. from December 2012 until June 2018. Dr. Seidenberg received a B.S. from Barnard College and an M.D. from the University of Miami School of Medicine and completed her post-graduate training at the Johns Hopkins University, George Washington University and the National Institutes of Health. We believe that Dr. Seidenberg is qualified to serve on our board of directors because of her extensive experience in the life sciences industry as a senior executive and venture capitalist, as well as her training as a physician.

Lloyd Dean has served on our Board of Directors since August 2022. Mr. Dean has served as the Chief Executive Emeritus and the Founding Executive of CommonSpirit Health since August 2022, where he previously served as the Chief Executive Officer from February 2019 to July 2022. Prior to that, Mr. Dean worked at Dignity Health (f/k/a Catholic Healthcare West) from 2000 to 2019, where he most recently served as Chief Executive Officer and President. Mr. Dean worked at Advocate Health Care as Chief Operating Officer from 1997 to 2000, and as Executive Vice President from 1995 to 1997. Mr. Dean also held executive positions at EHS Healthcare and Consumer Health Services. Since August 2015, Mr. Dean has also served on the board of directors of McDonald's Corporation. Additionally, Mr. Dean currently serves on the board of directors of Cal Poly State University Foundation, Carnegie Hall, CommonSpirit Health Foundation, Golden Arrow Merger Corp and Guidehouse. Mr. Dean holds a Bachelor of Science in Sociology and a Master's in Education from Western Michigan University, an honorary Doctorate of Humane Letters from the University of San Francisco and an honorary Doctor of Science degree from Morehouse School of Medicine, California State University and California Polytechnic State University. CommonSpirit Health has also established the Lloyd H. Dean Institute for Humankindness and Health Justice. We believe that Mr. Dean is qualified to serve on our board of directors because of his extensive knowledge and experience in healthcare.

Fred E. Cohen, M.D. D.Phil. has served on our board of directors since March 2015. Dr. Cohen is currently a Senior Advisor to TPG Capital, where he previously served for over 15 years as a Partner, and founder of TPG Biotechnology, a life science focused venture capital fund. Beginning in July 2021, Dr. Cohen has served as a co-founder and Chairman of Monograph Capital Partners, a biotechnology venture capital fund. Beginning in November 2017, Dr. Cohen has served as a co-founder and senior managing director of Vida Ventures, LLC, a biotechnology venture capital fund. In addition, for three decades throughout his career, Dr. Cohen has been affiliated with University of California, San Francisco where he held various clinical responsibilities, including as a research scientist, an internist for hospitalized patients, a consulting endocrinologist, and the Chief of the Division of Endocrinology and Metabolism. Dr. Cohen currently serves on the boards of directors of the following public companies: Urogen Pharma Ltd. (since May 2017), CareDx, Inc. (since January 2003), and lntellia Therapeutics, Inc. (since January 2019). Dr. Cohen also serves on the board of directors of several privately held companies and previously served on the board of directors of BioCryst Pharmaceuticals, Inc. from July 2013 until January 2019, Quintiles Transnational Holdings, Inc. from May 2007 to November 2015, Roka Bioscience, Inc. from September 2009 to October 2017, Five Prime Therapeutics, Inc. from May 2002 until May 2018, Tandem Diabetes Care, Inc. from June 2013 until June 2019, Genomic Health Inc. from April 2002 until November 2019 and Veracyte, Inc. from 2007 until June 2021. Dr. Cohen received his B.S. in Molecular Biophysics and Biochemistry from Yale University, his D.Phil. in Molecular Biophysics from Oxford on a Rhodes Scholarship, and his M.D. from Stanford. He is a member of the National Academy of Medicine and the American Academy of Arts and Sciences. Dr. Cohen is a California licensed physician. We believe that Dr. Cohen is qualified to serve on our board of directors because of his financial and medical knowledge and experience.

Kevin Gordon has served as a member of our board of directors since October 2019. Mr. Gordon has also served on the board of directors of privately held Worldwide Clinical Trials, a global contract research organization, since December 2023 and as an advisor to 3i Group's North American healthcare portfolio companies since January 2022, including currently as a director of privately held Q Holdco Limited, Sanisure, and Cirtec Medical Corp. Mr. Gordon served on the board of directors of Veracyte, Inc., a genomic diagnostics company, from December 2016 until June 2022. From January 2018 until March 2019, he was the President and Chief Financial Officer of Liquidia Technologies Inc., a clinical biopharmaceutical company. Mr. Gordon served as Executive Vice President and Chief Operating Officer of Quintiles Transnational Holdings Inc., or Quintiles, a research, clinical trial and pharmaceutical consulting company, from October 2015 until its merger with IMS Health Holdings, Inc. (forming IQVIA Holdings, Inc.) in October 2016. Prior to that, he was the Executive Vice President and Chief Financial Officer of Quintiles from July 2010 until December 2015. Mr. Gordon served as Executive Vice President and Chief Financial Officer of Teleflex Incorporated, a medical device company, from March 2007 until January 2010 and he held various senior corporate development positions there from 1997 to 2007. Prior thereto he held various positions at Package Machinery Company and KPMG LLP. Mr. Gordon holds a B.S. in Accounting from the University of Connecticut. We believe that Mr. Gordon is qualified to serve on our board of directors because of his extensive accounting experience and leadership experience in healthcare companies.

Roger Holstein has served as a member of our board of directors since November 2020. He has been a Managing Director at Vestar Capital Partners, a private equity firm, since 2006. He currently serves on the boards of Quest Analytics, and Nox Health. From 1997 to 2005, Mr. Holstein served as Chief Executive Officer, President or Director of WebMD Health Corp., or WebMD, and helped establish it as the leading source of healthcare information for consumers and professionals. From 1991 to 1996, Mr. Holstein was a member of the Office of the President at Medco, where he helped create the business of prescription benefit management. Prior to that, Mr. Holstein held executive positions at MCI, Warner Amex Cable and Grey Advertising. He began his career in marketing with the Spirits of St. Louis basketball team in the American Basketball Association. Mr. Holstein holds a B.A. with distinction, from Swarthmore College. We believe that Mr. Holstein is qualified to serve on our board of directors because of his extensive leadership and healthcare experience.

Jeff Park has served as a member of our board of directors since October 2019. Since November 2023, Mr. Park has served as the President of Waltz Health, a digital health business that helps patients and payers save costs on prescription drugs. Mr. Park served from April 2019 until April 2022 as the Chairman and Chief Executive Officer of WellDyneRx, an independent pharmacy benefits manager. He has served as a member of the board of directors for P3 Health Partners since December 2021. From January 2018 until May 2018, he was the Interim Chief Executive Officer of Diplomat Pharmacy, Inc., or Diplomat, a provider of specialty pharmacy services. Additionally, from June 2017 to February 2019, he served on the board of directors of Diplomat. Prior to that, from July 2015 until July 2016, he was the Chief Operating Officer of OptumRX, the entity resulting from the merger of Catamaran Corporation, or Catamaran, and OptumRX, UnitedHealthcare Group's free-standing pharmacy care services business. Before the merger, from March 2014 until July 2015, he was Catamaran's Executive Vice President, Operations, and previously served as Catamaran's Chief Financial Officer, beginning in 2006. Mr. Park served as a member of the board of directors for Ray Graham Assoc. Illinois Disability not for profit from January 2010 to June 2016. Mr. Park holds a B.S. in Accounting from Brock

University. We believe that Mr. Park is qualified to serve on our board of directors because of his extensive leadership experience in the pharmaceutical industry.

Norman Payson, M.D. has served on our board of directors since December 2016. Dr. Payson was co-founder of Healthsource and its Chief Executive Officer from 1985 to 1997, Chief Executive Officer of Oxford Health Plans from 1998 to 2002, Chairman of Concentra from 2005 to 2008 and Chief Executive Officer of Apria Healthcare Group Inc. from 2008 to 2012. Since 1997, Dr. Payson has served as President and a director of NCP, Inc., his family office, through which he engages in consulting and personal investment activities. Additionally, Dr. Payson served as a strategic advisor for Evolent Health, Inc., or Evolent, from March 2014 through December 2020 and previously served on its board of directors from December 2013 to June 2019. Dr. Payson is currently serving on the board of directors of various private and not-for-profit companies including Access Clinical Partners, Smile Brands, HPM National Advisory Board at the Mailman School of Public Health at Columbia, USC Schaeffer Center Advisory Board and Executive Services Corporation of Southern California. Dr. Payson is also on the board of Elia Philanthropies (formerly Kiva Foundation), a private charitable foundation organized by Dr. Payson and his wife in June 1998. Until June 2020, Dr. Payson served on the board for City of Hope, where he now serves as director emeritus. He continues to serve on the boards of AccessHope and Beckman Research Institute which are subsidiaries of City of Hope. Until June 2019, Dr. Payson served as a director at Geisel School of Medicine at Dartmouth, where he now serves as director emeritus. From October 2016 to November 2023, Dr. Payson was a board member of Smile Brands. From June 2021 to July 2022 Dr. Payson was Chairman of Implantable Provider Group. From May 2017 to August 2019 Dr. Payson was a board member of Healthcare Outcomes Performance Company ("HOPCo") a subsidiary of The Center for Orthopaedic and Research Excellence, Inc. Dr. Payson holds a B.S. in Earth and Planetary Sciences from the Massachusetts Institute of Technology and received his M.D. from Dartmouth Medical School. Dr. Payson is a California licensed physician. We believe that Dr. Payson is qualified to serve on our board of directors because of his 40-year career as chief executive officer or chairman of multiple healthcare organizations, including publicly traded companies.

Cheryl Scott has served as a member of our board of directors since October 2019. Since July 2016, Ms. Scott has served as the Main Principal of the McClintock Scott Group. From June 2006 to July 2016, Ms. Scott served as Senior Advisor to the Bill & Melinda Gates Foundation. Previously, she served as President and Chief Executive Officer of the Seattle-based Group Health Cooperative for eight years. Ms. Scott has served as a member of the board of directors of Evolent Health, Inc. since November 2015. She also currently serves on a variety of private company and not-for-profit boards. She was a member of the board of directors of Recreational Equipment, Incorporated (REI) from 2005 to 2017, and served as the board chairperson from 2015 to 2017. Ms. Scott received her B.A. in Journalism and M.H.A. from the University of Washington and is currently a Clinical Professor of Health Services at the University of Washington. We believe that Ms. Scott is qualified to serve on our board of directors because of her extensive career in healthcare, leadership and corporate governance, including her tenure as the Chief Executive Officer of Group Health Cooperative.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock is listed on the Nasdaq Global Select Market under the symbol "PGNY".

Holders of Record

As of January 31, 2024, there were approximately 51 stockholders of record of our common stock. Because many of our shares of common stock are held in "street name" by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We intend to retain any future earnings and do not expect to pay cash dividends in the foreseeable future.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Our restricted stock units are subject to vesting and the underlying shares of common stock are issued when the restricted stock units vest.

In the fourth quarter of 2023, we withheld shares through net settlements (where the award holder receives the net of the shares vested, after surrendering a portion of the shares back to the Company for tax withholding) for certain restricted stock units that vested.

The following table provides a summary of shares surrendered back to the Company for tax withholding on restricted stock units that vested under our equity incentive plans in the three months ended December 31, 2023:

Period	Total Number of Shares Repurchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Amount of Shares That May Yet Be Purchased Under the Program
October 1, 2023 through October 31, 2023	36,223	33.18	—	$ —
November 1, 2023 through November 30, 2023	121,827	32.49	—	—
December 1, 2023 through December 31, 2023	13,725	35.62	—	—
Total shares repurchased	171,775	32.89	—	—

[1] Represents shares withheld on net settlements of restricted stock units that vested under our equity incentive plans.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Progyny, Inc. under the Securities Act or the Exchange Act.

The graph set forth below compares cumulative total return on our common stock with the cumulative total return of the (i) S&P Health Care (Sector) and (ii) the Nasdaq Composite Index resulting from an initial investment of $100 in each and, assuming the reinvestment of any dividends, based on closing prices. Measurement points are from October 24, 2019 (the date our common stock began trading on Nasdaq) through December 31, 2023.



	Cumulative Total Returns since Initial Public Offering					
Company/Index	10/24/2019	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
Progyny, Inc.	$100.00	$211.15	$ 326.08	$ 394.54	$ 239.62	$ 286.00
S&P 500 Health Care	$100.00	$111.78	$ 124.56	$ 155.27	$ 149.16	$ 149.62
NASDAQ Composite	$100.00	$109.61	$ 157.45	$ 192.30	$ 127.86	$ 183.38

Use of Proceeds

On October 29, 2019, in connection with our initial public offering (IPO), we issued and sold 6,700,000 shares of our common stock and certain of our selling stockholders offered and sold 4,800,000 shares of our common stock at a price to the public of $13.00 per share resulting in net proceeds to us of $77.6 million, after deducting the underwriting discount of $5.9 million and offering expenses of $3.6 million. All of the shares issued and sold in our IPO were registered under the Securities Act pursuant to a registration statement on Form S-1 (File No. 333-233965), which was declared effective by the SEC on October 24, 2019. The net proceeds of $77.6 million from our IPO have been invested in investment grade, interest-bearing instruments. There has been no material change in the expected use of the net proceeds from our IPO as described in our final prospectus, filed with the SEC on October 25, 2019 pursuant to Rule 424(b) relating to our Registration Statement.

ITEM 6.   **[RESERVED]**

ITEM 7.   **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes and other financial information included elsewhere in this Annual Report on Form 10-K. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause or contribute to these differences include, but are not limited to, those identified below and those discussed in Part I, Item 1A. "Risk Factors" of this Annual Report on Form 10-K. A discussion of the fiscal year ended December 31, 2022 compared to the year ended December 31, 2021 has been reported previously in our Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 1, 2023 (File No. 001-39100) under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations – Comparison of Years Ended December 31, 2022 and 2021."

Overview

We believe in a world where everyone can realize dreams of family and ideal health. Our mission is to empower healthier, supported journeys through transformative fertility, family building and women's health benefits. Through our differentiated approach to benefits plan design, patient education and support and active network management, our clients' employees are able to pursue the most effective treatment across life's milestones from the best physicians and achieve optimal outcomes.

Progyny is a leading benefits management company specializing in fertility and family building benefits solutions in the United States. Our clients include many of the nation's most prominent employers across a broad array of industries. We launched our fertility benefits solution in 2016 with our first five employer clients, and we have grown our current base of clients to over 450 with at least 1,000 covered lives. We currently have contracts to provide coverage to approximately 6.4 million employees and their partners (known in our industry as covered lives), whom we refer to as our members. We have achieved this growth by demonstrating that our purpose-built, data-driven and disruptive platform consistently delivers superior clinical outcomes in a cost-efficient manner while driving exceptional client and member satisfaction. We have retained substantially all of our clients since inception, and our member satisfaction over that same time period is evidenced by our industry-leading Net Promoter Score, or NPS, of +80 for our fertility benefits solution and +80 for our integrated pharmacy benefits solution, Progyny Rx as of December 31, 2023. Our members experience healthier pregnancies and superior rates of pregnancy and live births, as well as reduced rates of miscarriages and multiple births, saving valuable time and money and limiting personal and professional disruption.

Fertility Benefits Solution. Our fertility benefits solution includes providing members with access to effective and cost-efficient fertility treatments through our Smart Cycle plan design. Smart Cycles are proprietary treatment bundles designed by us to include those medical services available to our members through our selective network of high-quality fertility specialists. Medical services under our Smart Cycles include everything needed for a comprehensive fertility treatment cycle, including all necessary diagnostic testing and access to the latest technology (such as, in the case of in vitro fertilization, or IVF, preimplantation genetic testing). We currently offer 20 different Smart Cycle treatment bundles, which may be used in various combinations depending on the member's need. Each Smart Cycle treatment bundle has a separate unit value (i.e., some have fractional values and some have whole values). Our clients contract to purchase a cumulative Smart Cycle unit value per eligible member. These can range from one to an unlimited unit value. Members, in consultation with their Patient Care Advocates, or PCAs, can choose their preferred provider clinics within our network and utilize the specific Smart Cycle treatment bundles necessary for the treatment pathway they determine throughout their fertility journey.

In addition, we provide care management services as part of our fertility benefits solution, which include active management of our selective network of high-quality fertility specialists, real-time member eligibility and treatment authorization, member-facing digital solutions, detailed quarterly reporting for our clients supported by our dedicated client success teams and end-to-end comprehensive concierge member support provided by our in-house staff of PCAs. Clients can also add adoption and surrogacy reimbursement programs as part of this solution.

Pharmacy Benefits Solution. We went live with our integrated pharmacy benefits solution in 2018. Progyny Rx can only be purchased by clients that purchase our fertility benefits solution. Progyny Rx provides our members with access to the medications needed during their fertility treatment. As part of this solution, we provide care management services, which include our formulary plan design, simplified authorization, assistance with prescription fulfillment and timely delivery of the medications by our network of specialty pharmacies, as well as medication administration training, pharmacy support services and continuing PCA support.

Our Clients. We currently serve over 450 employers with at least 1,000 covered lives in the United States across more than 40 industries. Our current clients, who are industry leaders across both high-growth and mature industries and who range in size from approximately 1,000 to 600,000 employees, represent approximately 6.4 million covered lives under contract.

Revenue Model

Our clients primarily contract with us to provide our fertility benefits solution and, where added on by our clients, our Progyny Rx solution. Our revenue has both a utilization-based component and a population-based component, as follows:

- *Utilization Component.* Clients pay us for the fertility benefits and Progyny Rx solutions utilized by their employees. With respect to the fertility benefits solution, we bill clients for Smart Cycles in accordance with our bundled case rates, which vary by the type of fertility service rendered and clinic location. Case rates include all third-party fertility specialists, anesthesiology and laboratory services, as well as all of our care management services. With respect to Progyny Rx, we bill the client for the fertility medication dispensed to their employees in connection with the authorized fertility treatments. Medication fees also include our formulary management, drug utilization review and cost containment services and other care management services.

- *Population-Based Component.* Clients who purchase our fertility benefits solution also typically pay us a per employee per month fee, or PEPM fee, which is population-based. This allows us to provide access to our PCAs for fertility and family building education and guidance and other digital tools to all of our members, regardless of whether they ultimately pursue fertility treatment. PEPM fees represented 1% of our total revenue for the years ended December 31, 2023 and 2022, respectively.

Our revenue in a given year is determined by the level and mix of the utilization of our fertility benefits and Progyny Rx solutions by our members as well as the number of members enrolled in our clients' benefits plans. Each year, we contract with new clients for our fertility benefits solution and, where added by the client, our Progyny Rx solution. Given that the majority of our clients contract with us for a January 1st benefits plan start date, our sales cycle follows the conventional healthcare benefits cycle, which largely concludes by the end of October of the prior year to allow for benefits education and annual open enrollment to occur in November. For some clients that are considering a start date later in the year, the sales cycle can extend through the next year.

Similarly, for existing clients, any changes in plan designs are typically elected by the end of October so that clients can inform their employees of the benefits during the open enrollment period ahead of a January 1st plan year start.

Key Operational and Business Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key operational and business metrics to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions.

Member and Client Base. Our addressable market is primarily large self-insured employers, as well as labor populations under the Labor Management Relations Act of 1947 (also known as the Taft-Hartley Act) and federal government populations. There are approximately 8,000 employers in the United States who have a minimum of 1,000 employees, who together with Taft-Hartley labor populations and federal government populations, represents approximately 106 million potential covered lives in total. Our current member base of approximately 6.4 million covered lives under contract represents a mid-single digit percent of our total market opportunity. We intend to continue to drive new client acquisition by investing significantly in sales and marketing to engage, educate and drive awareness of the unmet need around fertility solutions among benefits executives. We also increase brand awareness and adoption with employers by leveraging our strong relationships with benefits consultants. In particular, we are focused on expanding the number of clients with more than 2,500 covered lives. As of December 31, 2023 and 2022, we served 392 and 288 clients, respectively, representing 5,418,000 and 4,585,000 members, respectively.

Importantly, as we have continued to grow, we have meaningfully diversified our client base across more than 40 different industries currently from just two industries when we launched our fertility benefits solution in 2016. We are expanding our client base within each industry and have an industry-specific strategy that enables us to most effectively target our addressable market. Because our clients within an industry compete with each other for employees, we believe our solutions are increasingly viewed as an important way for them to differentiate from, or remain competitive with, one another. Additionally, we believe that our expanding presence has resulted in a heightened awareness of the need to offer fertility benefits and has informed the market of the value we provide to our clients and our members, which we believe also helps facilitate growth. In addition, we are continuously utilizing our established client relationships to evaluate other potential fertility solutions that could benefit our members and simultaneously drive growth. Our ability to attract new clients will depend on a number of factors, including the effectiveness and pricing of our solutions, offerings of our competitors, the effectiveness of our marketing efforts to drive awareness and the demand for fertility benefits solutions overall. We define a client as an organization for which we have an active contract in the period indicated. We count each organization we contract with as a single client including divisions, segments or subsidiaries of larger organizations to the extent we contract separately with them.

| | As of December 31, | | | |
| | 2023 | | 2022 | |
Client Tier (Members)	Clients	Members	Clients	Members
Up to 2,500	112	217,000	76	145,000
2,501 - 10,000	180	934,000	130	678,000
10,001 - 50,000	79	1,588,000	64	1,275,000
Greater than 50,000	21	2,679,000	18	2,487,000
Total	**392**	**5,418,000**	**288**	**4,585,000**

Benefits Utilization. A key driver of our revenue is the number of members we serve and the rate at which they utilize their fertility benefits. As our client base has grown, our membership has grown from approximately 110,000 members in 2016 when we launched our fertility benefits solution to 5.4 million members as of December 31, 2023.

The following table highlights the number of ART cycles performed for Progyny members and the member utilization rates for each of the periods presented.

| | Three Months Ended December 31, | | Year Ended December 31, | |
	2023	2022	2023	2022
Assisted Reproductive Treatment (ART) Cycles[1]	15,066	12,196	58,013	42,598
Utilization - All Members[2]	0.54%	0.51%	1.33%	1.23%
Utilization - Female Only[2]	0.48%	0.46%	1.09%	1.03%
Average Members	5,442,000	4,559,000	5,383,000	4,349,000

(1) Represents the number of ART cycles performed, including IVF with a fresh embryo transfer, IVF freeze all cycles/embryo banking, frozen embryo transfers and egg freezing.

(2) Represents the member utilization rate for all services, including but not limited to, ART cycles, initial consultations, IUIs and genetic testing. The utilization rate for all members includes all unique members (female and male) who utilize the benefit during that period while the utilization rate for female only includes only unique females who utilize the benefit during that period. For the purposes of calculating utilization rates in any given period, the results reflect the number of unique members utilizing the benefit for that period. Individual periods cannot be combined as member treatments may span multiple periods.

Impact of COVID-19 on our Business

The COVID-19 pandemic significantly impacted various markets around the world, including the United States. Restrictions related to COVID-19, including variants, and our responses to them significantly impacted and may continue to impact how our members use our services, access our providers, and how our employees work and provide services to our clients and members, resulting in an impact on our revenue. COVID-19, including variants, and related restrictions had a negative impact on our revenue growth in the past, including for the twelve months ended December 31, 2022. To the extent that the markets we serve experience increased cases of COVID-19, including variants, state or local governments may reinstitute measures to control its spread, which could again negatively impact our members' access to care, which could in turn impact our business. We will continue to evaluate the nature and extent of these potential impacts to our business, results of operations and liquidity.

For additional information on the various risks posed by the COVID-19 pandemic, please refer to Part I, Item 1A. "Risk Factors" included in this Annual Report on Form 10-K.

Components of Results of Operations

Revenue

Revenue includes fertility benefits solution revenue, pharmacy benefits solution revenue and PEPM fees.

Fertility Benefits Solution Revenue

Fertility benefits solution revenue primarily represents utilization of our fertility benefits solution. Our client contracts are typically for a three-year term and pricing for this solution is established for each Smart Cycle treatment bundle, based in part on when the client first became a client and the number of members covered under the solution. Fertility benefits solution revenue includes amounts we receive directly from members, including deductibles, co-insurance and co-payments associated with the treatments under the fertility benefits solution. Revenue is recognized based on the negotiated price with our clients and includes the portion to be paid directly by the member. Revenue is recognized when Smart Cycle services are completed for a member. Revenue is also accrued for authorized Smart Cycle services rendered based on member appointments scheduled with a fertility specialist in our network but for which no claim has yet been reported, net of expected changes and cancellations of services.

Pharmacy Benefits Solution Revenue

Pharmacy benefits solution revenue primarily represents utilization of Progyny Rx. For clients who contract for the fertility benefits solution, we offer an add-on, separate, fully integrated pharmacy benefits solution designed by us. Progyny Rx provides our members with access to our formulary plan design, simplified authorization, prescription fulfillment and timely delivery of the medications used during treatment through our network of specialty pharmacies, as well as provides our members with medication administration training and other pharmacy support services. Prescription drugs are dispensed by our contracted mail order specialty pharmacies. Revenue related to the dispensing of prescription drugs by the specialty pharmacies in our network includes the prescription fees negotiated with our clients, including the portion that we collect directly from members (deductibles, co-insurance and co-payments). The contractual fees agreed to with our clients are inclusive of the cost of the prescription drug from our specialty providers, less any applicable discounts (or rebates), as well as the related clinical and care management services. Revenue from these arrangements is recognized when the drugs are dispensed. This solution was introduced in the marketplace in the third quarter of 2017 and went live with a select number of clients on January 1, 2018.

Per Employee Per Month (PEPM) Fee

Clients who purchase our fertility benefits solution also pay us a population based PEPM fee which provides access to our PCAs for fertility and family building education and guidance and other digital tools for all of our covered members, regardless of whether or not they ultimately pursue fertility treatment. We earn a PEPM fee for the majority of our clients. Revenue from the PEPM fee is billed and recognized monthly based upon the contractual fee and the number of employees at that specific client for that month.

Cost of Services

Our cost of services has three primary components: (1) fertility benefits services; (2) pharmacy benefits services; and (3) vendor rebates.

Fertility Benefits Services

Fertility benefits services costs include: (1) fees paid to provider clinics within our network, labs and anesthesiologists; (2) costs incurred (including salaries, bonuses, benefits, stock-based compensation expense, other related costs, and an allocation of our general overhead, depreciation and amortization) for those employees associated with our care management service functions: Provider Account Management, PCA, Provider Relations and Claims Processing teams; and (3) related information technology support costs. Our contracts with provider clinics are typically for a term of one to two years.

Pharmacy Benefits Services

Pharmacy benefits services costs include: (1) the fees for prescription drugs dispensed and clinical services provided during the reporting period by our specialty pharmacy partners; (2) costs incurred (including salaries, bonuses, benefits, stock-based compensation expense, other related costs, and an allocation of our general overhead, depreciation and amortization) for those employees associated with our care management service functions: PCA, Provider Relations and Claims Processing teams; and (3) related information technology support costs. Contracts with the specialty pharmacies are typically for a term of one year.

Vendor Rebates

We receive a rebate on certain medications purchased by our specialty pharmacies. Our contractual arrangements with pharmacy program partners provide for us to receive a rebate from established list prices, which is paid subsequent to dispensing. These rebates are recorded as a reduction to cost of services when prescriptions are dispensed.

Gross Profit and Gross Margin

Gross profit is total revenue less total cost of services. Gross margin is gross profit expressed as a percentage of total revenue. We expect that gross profit and gross margin will continue to be affected by various factors including the geographic location where treatments are performed, as well as pricing with each of our clients, provider clinics, labs, specialty pharmacies and pharmaceutical companies, all of which are negotiated separately, have different contracting start and end dates and durations which are not coterminous with each other. Additionally, staffing levels and the related personnel costs, including stock-based compensation expense, and other costs necessary to deliver our care management services will continue to grow as we continue to add clients and their associated members.

Operating Expenses

Our operating expenses consist of sales and marketing and general and administrative expenses.

Sales and Marketing Expense

Sales and marketing expense consists primarily of employee related costs, including salaries, bonuses, commissions, benefits, stock-based compensation expense, other related costs, and an allocation of our general overhead, depreciation and amortization for those employees associated with sales and marketing. These expenses also include third-party consulting services, advertising, marketing, promotional events, and brand awareness activities. We expect sales and marketing expense to continue to increase in absolute dollars as we continue to invest and grow our business.

General and Administrative Expense

General and administrative expense consists primarily of employee related costs, including salaries, bonuses, benefits, stock-based compensation expense, other related costs, and an allocation of our general overhead, depreciation and amortization for those employees associated with general and administrative services such as executive, legal, human resources, information technology, accounting, and finance. These expenses also include third-party consulting services and facilities costs. We anticipate that we will incur additional general and administrative expenses on an ongoing basis to support the growth of our business.

Other Income, net

Other income, net primarily includes interest income and expense, as well as investment income and losses.

Provision (Benefit) for Income Taxes

We are subject to income taxes in the United States. Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities calculated according to local tax rules. Deferred income taxes are recorded for the expected tax consequences of temporary differences between the tax basis of assets and liabilities for financial reporting purposes and amounts recognized for income tax purposes. As of each reporting date, management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. We believe there is sufficient positive evidence to conclude that it is more likely than not that the net deferred tax assets are realizable.

Results of Operations

The following tables set forth our results of operations for the periods presented and as a percentage of revenue for those periods:

	Year Ended December 31,	
	2023	2022
	(in thousands)	
Consolidated Statements of Operations Data:		
Revenue	$ 1,088,598	$ 786,913
Cost of services[1]	849,799	619,588
Gross profit	238,799	167,325
Operating expenses:		
Sales and marketing[1]	59,488	45,657
General and administrative[1]	117,127	98,327
Total operating expenses	176,615	143,984
Income from operations	62,184	23,341
Other income, net	8,507	1,100
Income before income taxes	70,691	24,441
Provision (benefit) for income taxes	8,654	(5,917)
Net income	$ 62,037	$ 30,358
Adjusted EBITDA[2]	$ 187,076	$ 125,690

(1) Includes stock-based compensation expense as follows:

	Year Ended December 31,	
	2023	2022
Cost of services	$ 34,490	$ 25,918
Sales and marketing	27,015	21,135
General and administrative	61,106	53,695
Total stock-based compensation expense	$ 122,611	$ 100,748

(2) Adjusted EBITDA is a non-GAAP financial measure that we define as net income, adjusted to exclude depreciation and amortization, stock-based compensation expense, other income, net, interest income, net, and provision (benefit) for income taxes. See "Management's Discussion and Analysis of Financial Condition and Result of Operations – Non-GAAP Financial Measure – Adjusted EBITDA" below for a reconciliation of Adjusted EBITDA to net income, the most directly comparable measure calculated in accordance with U.S. GAAP.

	Year Ended December 31,	
	2023	**2022**
Consolidated Statements of Operations Data, as a percentage of revenue:		
Revenue	100.0 %	100.0 %
Cost of services	78.1 %	78.7 %
Gross profit	21.9 %	21.3 %
Operating expenses:		
Sales and marketing	5.5 %	5.8 %
General and administrative	10.8 %	12.5 %
Total operating expenses	16.2 %	18.3 %
Income from operations	5.7 %	3.0 %
Other income, net	0.8 %	0.1 %
Income before income taxes	6.5 %	3.1 %
Provision (benefit) for income taxes	0.8 %	(0.8)%
Net income	5.7 %	3.9 %
Adjusted EBITDA	17.2 %	16.0 %

Note: percentages shown in the table may not foot due to rounding.

Non-GAAP Financial Measure – Adjusted EBITDA

Adjusted EBITDA is a supplemental financial measure that is not required by, or presented in accordance with U.S. GAAP. We believe that Adjusted EBITDA, when taken together with our U.S. GAAP financial results, provides meaningful supplemental information regarding our operating performance and facilitates internal comparisons of our historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, we believe that the use of Adjusted EBITDA is helpful to our investors as it is a measure used by management in assessing the health of our business, determining incentive compensation, evaluating our operating performance, and for internal planning and forecasting purposes.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with U.S. GAAP. Some of the limitations of Adjusted EBITDA include: (1) it does not properly reflect capital commitments to be paid in the future; (2) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and Adjusted EBITDA does not reflect these capital expenditures; (3) it does not consider the impact of stock-based compensation expense; (4) it does not reflect other non-operating income and expenses, including other income (expense), net and interest income (expense), net; and (5) it does not reflect tax payments that may represent a reduction in cash available to us. In addition, our Adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate Adjusted EBITDA in the same manner as we calculate the measure, limiting its usefulness as a comparative measure. Because of these limitations, when evaluating our performance, you should consider Adjusted EBITDA alongside other financial performance measures, including our net income from continuing operations and other U.S. GAAP results.

We calculate Adjusted EBITDA as net income, adjusted to exclude depreciation and amortization, stock-based compensation expense, other income, net, interest income, net, and provision (benefit) for income taxes. The following table presents a reconciliation of Adjusted EBITDA to net income for each of the periods indicated:

	Year Ended December 31,	
	2023	2022
	(in thousands)	
Net income	$ 62,037	$ 30,358
Add:		
Depreciation and amortization	2,281	1,601
Stock-based compensation expense	122,611	100,748
Other income, net	(5,203)	(286)
Interest income, net	(3,304)	(814)
Provision (benefit) for income taxes	8,654	(5,917)
Adjusted EBITDA	$ 187,076	$ 125,690

Comparison of Years Ended December 31, 2023 and 2022

Revenue

	Year Ended December 31,		% Change
	2023	2022	
	(dollars in thousands)		
Revenue	$ 1,088,598	$ 786,913	38 %

Revenue increased by $301.7 million, or 38%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. This increase is primarily due to a $166.2 million, or 33% increase, in revenue from our fertility benefits solution and a $135.5 million or 49% increase in revenue from our Progyny Rx solution. The increase in revenue from our fertility benefits solution was primarily due to the increase in the number of clients and covered lives. The increase in revenue from our pharmacy benefits solution was also driven by the number of clients and covered lives that added the Progyny Rx benefit. Progyny Rx went live with only a select number of clients on January 1, 2018 and has continued to add both new and existing fertility benefit solution clients since its initial launch. Our revenue for the year ended December 31, 2022 was negatively impacted by COVID-19.

Cost of Services

	Year Ended December 31,		% Change
	2023	2022	
	(dollars in thousands)		
Cost of services	$ 849,799	$ 619,588	37 %

Cost of services increased by $230.2 million, or 37%, for the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily due to an increase in medical treatment and pharmacy prescription costs associated with fertility treatments delivered. This increase in cost of services was also attributable to an increase in personnel-related costs primarily due to incremental headcount as well as an $8.6 million increase in stock-based compensation expense.

Gross Profit and Gross Margin

	Year Ended December 31,		% Change
	2023	2022	
	(dollars in thousands)		
Gross profit	$ 238,799	$ 167,325	43 %
Gross margin	21.9 %	21.3 %	

Gross profit increased by $71.5 million, or 43%, for the year ended December 31, 2023 compared to the year ended December 31, 2022.

Gross margin increased 60 basis points for the year ended December 31, 2023 compared to year ended December 31, 2022, primarily due to ongoing efficiencies realized in the delivery of our care management services, partially offset by the impact of planned cost containment efforts that were shared with our clients.

Operating Expenses

Sales and Marketing Expense

	Year Ended December 31,		% Change
	2023	2022	
	(dollars in thousands)		
Sales and marketing	$ 59,488	$ 45,657	30 %

Sales and marketing expense increased by $13.8 million, or 30%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. This increase was primarily due to an $11.3 million increase in personnel-related costs attributable to an increase in stock-based compensation expense of $5.9 million, incremental headcount and an increase in sales commissions, as well as a $2.5 million increase in other related sales and marketing expenses.

General and Administrative Expense

	Year Ended December 31,		% Change
	2023	2022	
	(dollars in thousands)		
General and administrative	$ 117,127	$ 98,327	19 %

General and administrative expense increased by $18.8 million, or 19%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. This increase was primarily due to a $9.7 million increase in personnel-related costs including an increase in stock-based compensation expense of $7.4 million, a $6.1 million increase in bad debt expense driven by our revenue growth, as well as a $3.0 million increase in other related general and administrative expenses.

Other Income, Net

	Year Ended December 31,		% Change
	2023	2022	
	(dollars in thousands)		
Other income, net	$ 8,507	$ 1,100	673 %

Other income, net increased by $7.4 million for the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due to increases in investment and interest income.

Provision (Benefit) for Income Taxes

	Year Ended December 31,		% Change
	2023	2022	
	(dollars in thousands)		
Provision (benefit) for income taxes	$ 8,654	$ (5,917)	(246)%

For the year ended December 31, 2023, we recorded a provision for income taxes of $8.7 million, as compared to a benefit for income taxes of $5.9 million for the year ended December 31, 2022, primarily due to higher operating profit as well as a decrease in tax benefits for equity compensation, including discrete tax benefits, in the current year period.

Liquidity and Capital Resources

As of December 31, 2023, we had $97.3 million of cash and cash equivalents and $273.8 million of marketable securities. Since inception, we have financed our operations primarily through sales of our solutions and the net proceeds we have received from sales of equity securities, including our initial public offering. Our cash and cash equivalents and working capital are affected by the timing of payments to third party providers and collections from clients and have increased as our revenue has increased. In particular, during the ramp up and onboarding of new clients who typically begin their benefits plan year as of January 1st, our accounts receivable has historically increased more than our accounts payable, accrued expenses and other current liabilities in the early part of each calendar year. Historically, these timing impacts have reversed throughout the remainder of the fiscal year. Accordingly, our working capital, and its impact on cash flow from operations, can fluctuate materially from period to period.

We believe that our existing cash and cash equivalents, including the proceeds from our marketable securities, and cash flow from operations will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months. We also expect these sources of existing cash and cash equivalents will be sufficient to fund our long-term contractual obligations and capital needs. However, this is subject, to a certain extent, to general economic, financial, competitive, regulatory, and other factors that are beyond our control. Moreover, our future capital requirements will depend on many factors, including sales of our solutions and client renewals, the timing and the amount of cash received from clients, the expansion of our sales and marketing activities and the continuing market adoption of our solutions.

Other than the prior impact on our revenue growth and the related cash flows resulting from the various restrictions on activities due to the COVID-19 pandemic, as of December 31, 2023, our sources and uses of cash were not otherwise significantly impacted by the COVID-19 pandemic and, to date, based on the information currently available to us, we have not identified and do not expect any material liquidity deficiencies as a result of the COVID-19 pandemic. For additional information on the various risks posed by the COVID-19 pandemic, please refer to Part I, Item 1A. "Risk Factors" included in this Annual Report on Form 10-K.

We may, in the future, enter into arrangements to acquire or invest in complementary businesses, products, and technologies. We may be required to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, operations and financial condition.

The following table summarizes our cash flows from operations for the periods presented:

		Year Ended December 31,		
		2023		2022
		(in thousands)		
Cash provided by operating activities	$	188,814	$	80,395
Cash used in investing activities		(200,525)		(43,866)
Cash used in financing activities		(11,072)		(7,864)
Effect of exchange rate changes on cash and cash equivalents		1		—
Net (decrease) increase in cash and cash equivalents	$	(22,782)	$	28,665

Operating Activities

Net cash provided by operating activities was $188.8 million for the year ended December 31, 2023, primarily consisting of net income of $62.0 million adjusted for certain non-cash items, which included $122.6 million of stock-based compensation expense, $19.9 million of bad debt expense, $3.7 million of deferred tax expense, and $2.3 million of depreciation and amortization. Changes in operating assets and liabilities resulted in cash used in operating activities from an increase in prepaid expenses and other current assets of $22.9 million and accounts receivable of $21.7 million, partially offset by cash provided by operating activities from increases in accounts payable of $16.2 million, accrued expenses and other current liabilities of $10.4 million and other noncurrent assets and liabilities of $0.6 million. These changes are a result of the impact of revenue growth and our operating results as well as new agreements with our pharmacy program partners, which include more favorable payment receipt terms and resulted in an additional receipt in the year ended December 31, 2023, and the timing of cash collections and payments to third parties, including a $20.0 million prepayment on the dispensing of certain medications from one of our pharmacy program partners in the year ended December 31, 2023.

Net cash provided by operating activities was $80.4 million for the year ended December 31, 2022, primarily consisting of net income of $30.4 million adjusted for certain non-cash items, which included $100.7 million of stock-based compensation expense, $13.8 million of bad debt expense, $6.6 million of deferred tax benefits, and $1.6 million of depreciation and amortization. Changes in operating assets and liabilities resulted in cash used in operating activities from an increase in accounts receivable of $119.3 million and other noncurrent assets and liabilities of $1.1 million, partially offset by cash provided by operating activities from increases in accounts payable of $47.7 million and accrued expenses and other current liabilities of $13.1 million and decreases in prepaid expenses and other current assets of $0.1 million. These changes are a result of the impact of revenue growth and our operating results as well as the timing of cash collection and payments to third parties.

Investing Activities

Net cash used in investing activities was $200.5 million and $43.9 million for the years ended December 31, 2023 and 2022, respectively, which primarily consisted of net investments in marketable securities of $196.9 million and $40.6 million, respectively. The remainder of the activity for the years ended December 31, 2023 and 2022 consisted of purchases of computers, software, including capitalized software development costs, and leasehold improvements.

Financing Activities

Net cash used in financing activities was $11.1 million for the year ended December 31, 2023, consisting of payments of $17.2 million for employee taxes related to equity awards, partially offset by $4.9 million in proceeds from stock option exercises and $1.3 million in proceeds from contributions to our employee stock purchase plan.

Net cash used in financing activities was $7.9 million for the year ended December 31, 2022, consisting of payments of $12.1 million for employee taxes related to equity awards, partially offset by $3.1 million in proceeds from stock option exercises and $1.2 million in proceeds from contributions to our employee stock purchase plan.

Share Repurchase Program

In February 2024, our Board of Directors authorized a share repurchase program of up to $100 million in shares of common stock. Repurchases may be made in the form of open market repurchases, including through plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, depending on stock price, market conditions and other factors, as determined by management. There can be no assurance as to the number of shares to be repurchased by us, if any.

Operating Lease Commitments

In September 2019, we commenced a sublease agreement for our corporate offices in New York, New York. The sublease is for a 25,212 square foot office and will expire in May 2029. Pursuant to the sublease, we will pay the base rent of approximately $1.3 million per year through the end of the fifth lease year and approximately $1.4 million per year thereafter through the expiration date.

In February 2022, we entered into a lease agreement for additional space in our corporate offices in New York, New York, consisting of a 24,099 square foot office and a 21,262 square foot office, and also for continued occupancy of the 25,212 square foot office after the expiration of the current sublease. For the 24,099 square foot office, we will pay the base rent of approximately $1.4 million per year starting in April 2024 for five years and approximately $1.5 million per year thereafter through the fourth quarter of 2035, the expected expiration date. For the 21,262 square foot office, we will pay the base rent of approximately $1.3 million starting in the fourth quarter of 2025 for five years and approximately $1.4 million per year thereafter through the fourth quarter of 2035, the expected expiration date. For our current 25,212 square foot office, we will pay the base rent of approximately $1.6 million per year beginning in June 2029 through the fourth quarter of 2035, the expected expiration date.

Critical Accounting Estimates

Our consolidated financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the amounts reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.

We believe that the assumptions and estimates associated with our accrued receivables related to revenue recognition, accrued claims payable, stock-based compensation expense, and accounting for income taxes have the greatest potential impact on our financial statements. Therefore, we consider these to be our critical accounting estimates.

For additional information about our significant accounting policies and estimates, see Note 1 – Business and Basis of Presentation and Note 2 - Summary of Significant Accounting Policies in the notes to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Accrued Receivable and Accrued Claims Payable

Fertility benefits solution revenue is recognized based on the negotiated price with our clients and includes the portion to be paid directly by the member. Revenue is recognized when Smart Cycle services are completed for a member, which includes estimates of accrued receivables. We estimate accrued receivables based on historical experience for those fertility benefit services provided but for which a claim has not been received from the provider clinic, which includes assumptions regarding the lag between the authorization date and service date as well as estimates for changes and cancellations of services. We include accrued receivables within accounts receivable on our consolidated balance sheet. As of December 31, 2023 and 2022, accrued receivables were $45.8 million and $54.6 million, respectively.

At the same time, we estimate cost of services and accrued claims payables based on the amount to be paid to the provider clinic and expected gross margin on fertility benefit services. Accrued claims payable of $30.3 million and $31.1 million as of December 31, 2023 and 2022, respectively, are included within accrued expenses and other current liabilities in the consolidated balance sheet.

Our estimates are adjusted to actual at the time of billing and these adjustments have historically not been material.

Stock-Based Compensation

We recognize stock-based compensation expense based on the fair value of stock-based awards granted to employees and directors on the date of grant. We estimate the fair value of each stock-based award on the measurement date using either the Black-Scholes option-pricing model for stock options and stock purchased under the employee stock purchase plan or the closing market price of our common stock for restricted stock units, including those with performance-based vesting criteria.

The Black-Scholes option-pricing model requires the input of subjective assumptions, including (1) the expected stock price volatility, (2) the expected term of the award, (3) the risk-free interest rate and (4) expected dividends. Due to the lack of historical and implied volatility data of our common stock, the expected stock price volatility is estimated based on the historical volatilities of the daily closing prices of a specified group of companies in our industry for a period equal to the expected term of the option. We selected companies with comparable characteristics to our Company, including enterprise value, risk profiles and position within the industry, that have historical stock price information sufficient to meet the expected term of the stock option. The expected term of the award represents the period of time that options granted are expected to be outstanding and is calculated utilizing the simplified method, which is the mid-point between the vesting date and end of the contractual term for each option. The risk-free interest rate is based on the yield of zero-coupon U.S. Treasury securities for the period that is consistent with the expected term of the stock option. The dividend yield is assumed to be none as we have not paid dividends, nor do we anticipate paying dividends. The weighted-average estimated fair value of stock option awards granted in the year ended December 31, 2023 was $19.10. Changes in these inputs could result in a significant change in the fair value of stock options.

The following assumptions were used to calculate the fair value of stock options granted to employees:

	Year Ended December 31,	
	2023	2022
Expected volatility	52.0% - 54.0%	49.3% - 53.3%
Expected term (years)	5.50 - 6.11	4.61 - 6.11
Risk-free interest rate	3.5% - 4.8%	1.4% - 4.4%
Expected dividend yield	—	—

Our outstanding stock-based awards as of December 31, 2023 are subject to service-based or performance-based vesting. We recognize compensation expense for service-based awards over the vesting period of the award on a straight-line basis. Compensation expense related to awards with performance-based vesting conditions is recognized over the requisite service period when achievement of the performance condition is considered probable. Forfeitures and cancellations of awards are recognized as they occur. For the years ended December 31, 2023 and 2022, stock-based compensation expense was $122.6 million and $100.7 million, respectively. As of December 31, 2023, we had $165.1 million and $91.0 million of unrecognized compensation costs related to unvested options and restricted stock units, respectively, which are expected to be expensed and vest over a weighted-average remaining period of approximately 2.5 years and 2.6 years, respectively.

Income Taxes

We account for income taxes in accordance with FASB ASC Topic 740, Income Taxes, or "ASC 740". Deferred income taxes are recorded for the expected tax consequences of temporary differences between the tax basis of assets and liabilities for financial reporting purposes and amounts recognized for income tax purposes. We periodically review the recoverability of deferred tax assets recorded on the consolidated balance sheet and provide valuation allowances as deemed necessary to reduce such deferred tax assets to the amount that will, more likely than not, be realized. Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities calculated according to local tax rules.

As of each reporting date, management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence for each jurisdiction including past operating results, estimates of future taxable income and the feasibility of ongoing tax planning strategies. In the event we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to income tax expense in the period in which such determination is made. We believe there is sufficient positive evidence to conclude that it is more likely than not that the net deferred tax assets were realizable as of December 31, 2023.

The amount of deferred tax provided is calculated using tax rates enacted at the balance sheet date. The impact of tax law changes is recognized in periods when the change is enacted.

As of December 31, 2023 and 2022, we had $73.1 million and $77.9 million of net deferred tax assets, respectively. There was a valuation allowance of $0.5 million and $0.3 million as of December 31, 2023 and 2022, respectively.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates.

Interest Rate Risk

Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control.

At December 31, 2023, we had cash and cash equivalents of $97.3 million and marketable securities of $273.8 million. Interest-earning instruments carry a degree of interest rate risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Our investments are exposed to market risk due to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. A hypothetical 10% change in interest rates would not result in a material impact on our consolidated financial statements.

Inflation Rate Risk

While it is difficult to accurately measure the impact of inflation on our results of operations and financial condition, we do not believe that inflation has had a material effect on our business, financial condition or results of operations. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and results of operations.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Progyny, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Progyny, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 29, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accrued Receivables and Accrued Claims Payable

Description of the Matter

As of December 31, 2023, accrued receivables and accrued claims payable were $45.8 million and $30.3 million, respectively. As discussed in Note 2 to the consolidated financial statements, the Company estimates accrued receivables for those fertility benefit services provided but for which a claim has not been received from the provider clinic based on historical claims experience. The estimated cost of the related services and accrued claims payable are determined based upon the amount to be paid to the provider clinic and expected gross margin on each related fertility benefit service estimated to have been provided.

Auditing the Company's estimates of accrued receivables and the related accrued claims payable was complex and required significant judgment as the estimates were sensitive to changes in the significant assumptions, including management's assumptions regarding the lag between authorization date and service date, service changes and cancellations.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over the Company's process to estimate accrued receivables and the associated claims payable. For example, we tested controls over management's review of the methodology, significant assumptions and the underlying data used to determine these estimates.

To test the accrued receivables and the related claims payable, our audit procedures included, among others, assessing the methodology, evaluating the significant assumptions described above and testing the completeness and accuracy of the underlying data used in the Company's analysis. For example, we tested the Company's assumptions of the lag between the authorization date and service date, service changes and cancellations based on historical claims data, historical gross margin per service and tested the clerical accuracy of management's analysis. Additionally, we evaluated the historical accuracy of management's estimate by testing management's retrospective review analysis that compared the prior period's estimated accrued receivables and accrued claims payable to actual billing and claims data.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2012.

New York, NY
February 29, 2024

PROGYNY, INC.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

		December 31,		
		2023		2022
ASSETS				
Current assets:				
Cash and cash equivalents	$	97,296	$	120,078
Marketable securities		273,791		69,222
Accounts receivable, net of $46,636 and $28,328 of allowances at December 31, 2023 and 2022, respectively		241,869		240,067
Prepaid expenses and other current assets		27,451		4,489
Total current assets		640,407		433,856
Property and equipment, net		10,213		8,371
Operating lease right-of-use assets		17,605		6,903
Goodwill		11,880		11,880
Intangible assets, net		—		99
Deferred tax assets		73,120		77,889
Other noncurrent assets		3,395		3,988
Total assets	$	756,620	$	542,986
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	125,426	$	109,287
Accrued expenses and other current liabilities		60,524		50,249
Total current liabilities		185,950		159,536
Operating lease noncurrent liabilities		17,241		6,482
Total liabilities		203,191		166,018
Commitments and Contingencies *(Note 14)*				
STOCKHOLDERS' EQUITY				
Common stock, $0.0001 par value; 1,000,000,000 shares authorized at December 31, 2023 and 2022, respectively; 96,348,522 and 93,301,156 shares issued and outstanding at December 31, 2023 and 2022, respectively		9		9
Additional paid-in capital		461,639		349,533
Treasury stock, at cost, $0.0001 par value; 615,980 shares outstanding at December 31, 2023 and 2022, respectively		(1,009)		(1,009)
Accumulated earnings		89,971		27,934
Accumulated other comprehensive income		2,819		501
Total stockholders' equity		553,429		376,968
Total liabilities and stockholders' equity	$	756,620	$	542,986

The accompanying notes are an integral part of these consolidated financial statements.

PROGYNY, INC.

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

		Year Ended December 31,				
		2023		**2022**		**2021**
Revenue	$	1,088,598	$	786,913	$	500,621
Cost of services		849,799		619,588		388,486
Gross profit		238,799		167,325		112,135
Operating expenses:						
Sales and marketing		59,488		45,657		20,179
General and administrative		117,127		98,327		59,616
Total operating expenses		176,615		143,984		79,795
Income from operations		62,184		23,341		32,340
Other income, net:						
Other income (expense), net		5,203		286		(366)
Interest income, net		3,304		814		461
Total other income, net		8,507		1,100		95
Income before income taxes		70,691		24,441		32,435
Provision (benefit) for income taxes		8,654		(5,917)		(33,334)
Net income	$	62,037	$	30,358	$	65,769
Net income per share:						
Basic	$	0.65	$	0.33	$	0.74
Diluted	$	0.62	$	0.30	$	0.66
Weighted-average shares used in computing net income per share:						
Basic		95,021,175		92,195,068		89,105,562
Diluted		100,672,399		99,957,173		100,358,047

The accompanying notes are an integral part of these consolidated financial statements.

PROGYNY, INC.

Consolidated Statements of Comprehensive Income

(in thousands)

		Year Ended December 31,				
		2023		2022		2021
Net income	$	62,037	$	30,358	$	65,769
Other comprehensive income (loss), net of tax:						
Unrealized gain (loss) on marketable securities		2,333		594		(94)
Foreign currency translation loss		(15)		—		—
Total other comprehensive income (loss), net of tax		2,318		594		(94)
Total comprehensive income	$	64,355	$	30,952	$	65,675

The accompanying notes are an integral part of these consolidated financial statements.

PROGYNY, INC.

Consolidated Statements of Changes in Stockholders' Equity

(in thousands, except share and per share amounts)

	Common Stock		Treasury Stock	Additional Paid in Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount					
Balance at December 31, 2020	**87,054,329**	**$ 9**	**$ (1,009)**	**$ 236,139**	**$ (68,193)**	**$ 1**	**$ 166,947**
Issuance of employee equity awards, net of shares withheld	3,209,461	0	—	(14,589)	—	—	(14,589)
Stock-based compensation	—	—	—	33,789	—	—	33,789
Warrant exercise	824,991	0	—	0	—	—	0
Other comprehensive loss, net of tax	—	—	—	—	—	(94)	(94)
Net income	—	—	—	—	65,769	—	65,769
Balance at December 31, 2021	**91,088,781**	**$ 9**	**$ (1,009)**	**$ 255,339**	**$ (2,424)**	**$ (93)**	**$ 251,822**
Issuance of employee equity awards, net of shares withheld	2,212,375	0	—	(7,327)	—	—	(7,327)
Stock-based compensation	—	—	—	101,521	—	—	101,521
Other comprehensive income, net of tax	—	—	—	—	—	594	594
Net income	—	—	—	—	30,358	—	30,358
Balance at December 31, 2022	**93,301,156**	**$ 9**	**$ (1,009)**	**$ 349,533**	**$ 27,934**	**$ 501**	**$ 376,968**
Issuance of employee equity awards, net of shares withheld	2,799,694	0	—	(11,102)	—	—	(11,102)
Stock-based compensation	—	—	—	123,208	—	—	123,208
Warrant exercise	247,672	0	—	—	—	—	—
Other comprehensive income, net of tax	—	—	—	—	—	2,318	2,318
Net income	—	—	—	—	62,037	—	62,037
Balance at December 31, 2023	**96,348,522**	**$ 9**	**$ (1,009)**	**$ 461,639**	**$ 89,971**	**$ 2,819**	**$ 553,429**

The accompanying notes are an integral part of these consolidated financial statements.

PROGYNY, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,		
	2023	2022	2021
OPERATING ACTIVITIES			
Net income	$ 62,037	$ 30,358	$ 65,769
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred tax expense (benefit)	3,745	(6,615)	(33,303)
Non-cash interest income	(34)	—	38
Depreciation and amortization	2,281	1,601	1,301
Stock-based compensation expense	122,611	100,748	33,706
Bad debt expense	19,934	13,794	9,783
Realized gain on sale of marketable securities	(4,328)	—	—
Foreign currency exchange rate loss	(8)	—	—
Changes in operating assets and liabilities:			
Accounts receivable	(21,738)	(119,304)	(68,676)
Prepaid expenses and other current assets	(22,930)	57	675
Accounts payable	16,235	47,689	17,840
Accrued expenses and other current liabilities	10,361	13,147	2,184
Other noncurrent assets and liabilities	648	(1,080)	(3,280)
Net cash provided by operating activities	188,814	80,395	26,037
INVESTING ACTIVITIES			
Purchase of property and equipment, net	(3,644)	(3,241)	(2,129)
Purchase of marketable securities	(429,694)	(163,334)	(111,477)
Sale of marketable securities	232,813	122,709	122,372
Net cash (used in) provided by investing activities	(200,525)	(43,866)	8,766
FINANCING ACTIVITIES			
Proceeds from exercise of stock options	4,850	3,073	2,924
Payment of employee taxes related to equity awards	(17,200)	(12,089)	(17,966)
Proceeds from contributions to employee stock purchase plan	1,278	1,152	1,347
Net cash used in financing activities	(11,072)	(7,864)	(13,695)
Effect of exchange rate changes on cash and cash equivalents	1	—	—
Net (decrease) increase in cash and cash equivalents	(22,782)	28,665	21,108
Cash and cash equivalents, beginning of year	120,078	91,413	70,305
Cash and cash equivalents, end of year	$ 97,296	$ 120,078	$ 91,413
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid for income taxes, net of refunds received	$ 6,181	$ 133	$ 97
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES			
Additions of property and equipment, net included in accounts payable and accrued expenses	$ 421	$ 636	$ 204

The accompanying notes are an integral part of these consolidated financial statements.

PROGYNY, INC.

Notes to Consolidated Financial Statements

1. Business and Basis of Presentation

Description of Business

Progyny, Inc. (together with its subsidiaries referred to as "Progyny" or the "Company") was incorporated in the state of Delaware on April 3, 2008, and maintains its corporate headquarters in New York, NY.

Progyny is a provider of a fertility benefits solution and pharmacy benefits solution and operates and manages in one operating segment. The fertility benefits solution consists of a significant service that integrates: (1) the treatment services ("Smart Cycles") that the Company has designed, (2) access to the Progyny network of high-quality fertility specialists that perform the Smart Cycle treatments and (3) active management of the selective network of high-quality provider clinics, real-time member eligibility and treatment authorization, member-facing digital tools and detailed quarterly reporting supported by the Company's dedicated client success teams, and end-to-end comprehensive concierge member support provided by Progyny's in-house staff of Patient Care Advocates ("PCAs") (collectively, the "care management services").

The Company enhanced its fertility benefits solution with the launch of Progyny Rx, its pharmacy benefits solution, effective January 1, 2018. Progyny Rx provides the Company's members with access to the medications needed during their fertility treatment. As part of this solution, the Company provides care management services, which include formulary plan design, simplified authorization, assistance with prescription fulfillment, and timely delivery of the medications by the Company's network of specialty pharmacies, as well as medication administration training, pharmacy support services, and continuing PCA support. As a pharmacy benefits solution provider, Progyny manages the dispensing of pharmaceuticals through the Company's specialty pharmacy contracts. The pharmacy benefits solution is only available as an add-on service to its fertility benefits solution.

Basis of Presentation

The accompanying consolidated financial statements include those of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements and accompanying notes were prepared in accordance with accounting principles generally accepted in United Sates ("U.S. GAAP").

Additionally, the coronavirus ("COVID-19") pandemic continues to evolve and due to uncertainty of the pandemic, including variants, the Company's customers and members, provider network, specialty pharmacy partners, employees, suppliers, vendors, and other business partners may continue to be impacted in future periods. A resurgence of COVID-19 could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects. The Company will continue to assess these potential impacts to its business and will make adjustments to its operations as necessary.

Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker ("CODM"), or decision-making group, in making decisions on how to allocate resources and assess performance. The Company operates and manages in one operating segment, providing fertility and pharmacy benefits solutions. The Company defines its CODM as its Chief Executive Officer. All long-lived assets are located in the United States and substantially all revenue is attributed to the United States. Since the Company operates in one operating segment, all required financial segment information can be found in the consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP generally requires management to make estimates and assumptions that affect the reported amount of certain assets, liabilities, revenue, and expenses, and the related disclosure of contingent assets and liabilities. Such estimates include, but are not limited to, the determination of accrued receivables related to revenue recognition, accrued claims payable, allowance for doubtful accounts, stock-based compensation expense, lease liabilities, and accounting for income taxes. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents and Marketable Securities

Cash and cash equivalents are stated at fair value. The Company considers all highly liquid investments purchased with original maturities of three months or less at the time of purchase to be cash equivalents. Marketable securities, primarily consisting of U.S. Government and agency securities with original maturities greater than three months but less than one year when purchased, are classified as available-for-sale, and are stated at fair value. Unrealized gains and losses on marketable securities are excluded from earnings and reported as a component of other comprehensive income (loss).

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to clients in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company applies the following five-step model to recognize revenue from contracts with clients:

- Identification of the contract, or contracts, with a client

- Identification of the performance obligations in the contract

- Determination of the transaction price

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when, or as, a performance obligation is satisfied

Progyny's contracts typically have a stated term of three years and include contractual termination options after the first year, allowing the client to terminate the contract with 30 to 90 days' notice.

Fertility Benefits Solution Revenue

Progyny primarily generates revenue through its fertility benefits solution, in which Progyny provides self-insured enterprise entities (''clients'') and their employees and partners (together, ''members'') with fertility benefits. As part of the fertility benefits solution, Progyny provides access to effective and cost-efficient fertility treatments, referred to as Smart Cycles, as well as other related services. Smart Cycles are proprietary treatment bundles that include certain medical services available to members through Progyny's proprietary, credentialed network of provider clinics. In addition to access to Progyny's Smart Cycle treatment bundles and access to Progyny's network of provider clinics, the fertility benefits solution includes other comprehensive services, which Progyny refers to as care management services, such as active management of the provider clinic network, real-time member eligibility and treatment authorization, member-facing digital tools throughout the Smart Cycle and detailed quarterly reporting all supported by client facing account management and end-to-end comprehensive member support provided by Progyny's in house staff of PCAs.

The promises within Progyny's fertility benefits contract with a client represent a single performance obligation because Progyny provides a significant service of integrating the Progyny designed Smart Cycles and access to the fertility treatment services provided by provider clinics with the other comprehensive services into the combined fertility benefits solution that the client contracted to receive. Progyny's fertility benefits solution is a stand-ready obligation that is satisfied over the contract term.

Progyny's contracts include the following sources of consideration, which are all variable: a per employee per month (''PEPM'') administration fee (in most, but not all contracts) and a fixed rate per Smart Cycle. The PEPM administration fee is allocated between the fertility benefits solution and the pharmacy benefits solution based on standalone selling price, estimated using an expected cost-plus margin method. The Company allocates the variable consideration related to the fixed rate per Smart Cycle to the distinct period during which the related services were performed as those fees relate specifically to the Company's efforts to provide its fertility benefits solution to its clients in the period and represents the consideration the Company is entitled to for the fertility benefits services provided. As a result, the fixed rate per Smart Cycle is included in the transaction price and recognized in the period in which the Smart Cycle is provided to the member.

Progyny's contracts also include potential service level agreement refunds related to outcome-based service metrics. These service level refunds, which are determined based on results of a full plan year, if met, are based on a percentage of the PEPM fee paid by clients. The Company estimates the variable consideration related to the total PEPM administration fee, less estimated refunds related to service level agreements, and recognizes the amounts allocated to the fertility benefits solution ratably over the contract term. Progyny's estimates of service level agreement refunds, have not historically resulted in significant adjustments to the transaction price.

Clients are typically invoiced on a monthly basis for the PEPM administration fee. Progyny invoices its clients and members for their respective portions of the fixed rate per Smart Cycle bundle when all treatment services within a Smart Cycle are completed by the provider clinic. Once an invoice is issued, payment terms are typically between 30 to 60 days.

The Company assesses whether it is the principal or the agent for each arrangement with a client, since fertility treatment services are provided by a third party—the provider clinics. The Company is the principal in its arrangements with clients and therefore presents revenue gross of the amounts paid to the provider clinics because Progyny controls the specified service (the fertility benefits solution) before it is transferred to the client. Progyny integrates the fertility treatment services provided by the provider clinics into the overall fertility benefits solution that the client contracted to receive. In addition, Progyny defines the scope of the potential services to be performed by the provider clinics and monitors the performance of the provider clinics. Furthermore, Progyny is primarily responsible for fulfilling the promise to the client and has discretion in setting the pricing, as Progyny separately negotiates agreements with the provider clinics, which establish pricing for each treatment service. Pricing of services from provider clinics is independent from the fees charged to clients.

Pharmacy Benefits Solution Revenue

For clients that have the fertility benefits solution, Progyny offers, as an add-on, its pharmacy benefits solution, which is a separate, fully integrated pharmacy benefit. As part of the pharmacy benefits solution, Progyny provides care management services, which include Progyny's formulary plan design, prescription fulfillment, simplified authorization and timely delivery of the medications used during treatment through Progyny's network of specialty pharmacies, and clinical services consisting of member assessments, UnPack It calls, telephone support, online education, medication administration training, pharmacy support services and continuing PCA support.

The pharmacy-related promises represent a single performance obligation because Progyny provides a significant service of integrating the formulary plan design, prescription fulfillment, clinical services and PCA support into the combined pharmacy benefits solution that the client contracted to receive. The pharmacy benefits solution is a stand-ready obligation that is satisfied over the contract term.

Progyny's contracts include the following sources of consideration, all of which are variable: a PEPM administration fee (in most, but not all contracts) and a fixed fee per fertility drug. As described above, the PEPM administration fee, less estimated refunds related to service level agreements, is allocated to the pharmacy benefits solution and recognized ratably over the contract term. The Company allocates the variable consideration related to the fixed fee per fertility drug to the distinct period during which the related services were performed, as those fees relate specifically to the Company's efforts to provide its pharmacy benefits solution to clients in the period and represents the consideration the Company is entitled to for the pharmacy benefits services provided. As a result, the fixed fee per fertility drug is included in the transaction price and recognized in the period in which the Company is entitled to consideration from a client, which is when a prescription is filled and delivered to the members.

As stated above, clients are invoiced on a monthly basis for the PEPM administration fee. Progyny invoices the client and the member for their respective portions of the fixed fee per fertility drug, when the prescription services are completed by the specialty pharmacies. Once an invoice is issued, payment terms are typically between 30 to 60 days.

The Company assesses whether it is the principal or the agent for each arrangement with a client, as prescription fulfillment and clinical services are provided by a third party—the specialty pharmacies. The Company is the principal in its arrangements with clients, and therefore presents revenue gross of the amounts paid to the specialty pharmacies. Progyny controls the specified service (the pharmacy benefits solution) before it is transferred to the client. Progyny integrates the prescription fulfillment and clinical services provided by the pharmacies and PCAs into the overall pharmacy benefits solution that the client contracted to receive. In addition, Progyny defines the scope of the potential services to be performed by the specialty pharmacies and monitors the performance of the specialty pharmacies. Furthermore, Progyny is primarily responsible for fulfilling the promise to the client and has discretion in setting the pricing, as Progyny separately negotiates agreements with pharmacies, which establish pricing for each drug. Pricing of fertility drugs is independent from the fees charged to clients.

The Company does not disclose the transaction price allocated to remaining performance obligations because all of the transaction price is variable and is allocated to the distinct periods to which the services relate, as discussed above. The remaining contract term is typically less than one year, due to the client's contractual termination options. There were no material contract asset or contract liability balances as of December 31, 2023 and 2022.

Accrued Receivables and Accrued Claims Payable

Accrued receivables are estimated based on historical experience for those fertility benefits services provided but for which a claim has not been received from the provider clinic at the end of the reporting period, which includes assumptions regarding the lag between authorization date and service date as well as estimates for changes and cancellations of services. At the same time, cost of services and accrued claims payables are estimated based on the amount to be paid to the provider clinic and expected gross margin on fertility benefits services. Estimates are adjusted to actual at the time of billing. Adjustments to original estimates have not been material.

As of December 31, 2023 and 2022, accrued receivables were $45.8 million and $54.6 million, respectively. Accrued receivables are included within accounts receivable in the consolidated balance sheet.

Accrued claims payable of $30.3 million and $31.1 million as of December 31, 2023 and 2022, respectively, are included within accrued expenses and other current liabilities in the consolidated balance sheet. Claims payable are generally paid within 30 days based on contractual terms.

As of December 31, 2023 and December 31, 2022, unbilled receivables, which represent claims received and approved but unbilled at the end of the reporting period, were $45.1 million and $42.9 million, respectively. Unbilled receivables are typically billed to clients within 30 days of the approved claim based on the contractual billing schedule agreed upon with the client. Unbilled receivables are included in accounts receivable in the consolidated balance sheet.

Accounts Receivable and Allowance for Doubtful Accounts

The accounts receivable balance primarily includes amounts due from clients and members. The Company estimates the allowance for doubtful accounts based on the lifetime expected credit losses for the client and member receivable pools, respectively. Under this current expected credit losses model, the Company determines the allowance for doubtful accounts based on factors such as the age of the receivable balance, historical experience, current economic conditions, and reasonable and supportable forecasts of future economic conditions. An allowance for credit losses is applied at the time the asset is recognized. Expected credit losses are recorded as general and administrative expenses on the consolidated statements of operations. The following table provides a summary of the activity in this allowance (in thousands):

	Balance at Beginning of Period	Charged to Costs and Expenses	Write-offs	Balance at End of Period
December 31, 2023				
Allowance for doubtful accounts	$ 28,328	$ 19,934	$ (1,626)	$ 46,636
December 31, 2022				
Allowance for doubtful accounts	$ 17,379	$ 13,794	$ (2,845)	$ 28,328
December 31, 2021				
Allowance for doubtful accounts	$ 9,502	$ 9,783	$ (1,906)	$ 17,379

Years Ended December 31, 2023, 2022 and 2021

Cost of Services

Fertility Benefits Services

Fertility benefits services costs include: (1) fees paid to provider clinics within the Company's network, labs and anesthesiologists; (2) costs incurred (including salaries, bonuses, benefits, stock-based compensation expense, other related costs, and an allocation of the Company's general overhead, depreciation and amortization) for those employees associated with care management service functions: Provider Account Management, PCA, Provider Relations and Claims Processing teams; and (3) related information technology support costs. Contracts with provider clinics are typically for a term of one to two years.

Pharmacy Benefits Services

Pharmacy benefits services costs include: (1) the fees for prescription drugs dispensed and clinical services provided during the reporting period by specialty pharmacy partners; (2) costs incurred (including salaries, bonuses, benefits, stock-based compensation expense, other related costs, and an allocation of the Company's general overhead, depreciation and amortization) for those employees associated with care management service functions: PCA, Provider Relations and Claims Processing teams; and (3) related information technology support costs. Contracts with the specialty pharmacies are typically for a term of one year.

In the specialty pharmacy contracts, the contractual fees of prescription drugs sold includes the cost of the prescription drugs purchased and shipped to members by the Company's specialty mail service dispensing pharmacies, net of any volume-related or other discounts.

Vendor Rebates

The Company receives a rebate on formulations purchased and dispensed by the Company's specialty pharmacies. The Company's contractual arrangements with pharmacy program partners provide for the Company to receive a discount (or rebate) from established list prices paid subsequent to dispensing when products are purchased indirectly from a pharmacy program partner (such as through a specialty pharmacy). These rebates are recognized as a reduction of cost of services when prescriptions are dispensed and are generally estimated and billed to manufacturers within 20 days after the end of each month. The effect of adjustments resulting from the reconciliation of rebates recognized to the amounts billed and collected has not been material to the Company's results of operations.

Concentration of Credit Risk and Off-Balance-Sheet Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consists primarily of cash and cash equivalents, marketable securities, and accounts receivable.

The Company invests its cash and cash equivalents and marketable securities with highly rated financial institutions and management believes that the financial risks associated with its cash equivalents are minimal.

Substantially all of the Company's cash is maintained with two financial institutions with high credit standings. From time to time, such deposits may exceed federally insured limits.

The Company regularly reviews the outstanding accounts receivable balances and makes estimates of the lifetime expected credit losses based upon consideration of factors such as the age of the receivable balance, historical experience, current economic conditions, and reasonable and supportable forecasts of future economic conditions. In addition, the Company periodically evaluates the financial condition of its clients and other parties to manage credit risk related to accounts receivable. As of December 31, 2023 and 2022, one vendor accounted for 22% and 30%, respectively, of total receivables.

Property and Equipment

Property and equipment consist of computer equipment, machinery and equipment, furniture and fixtures, leasehold improvements, and capitalized software development costs. The assets are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method based on estimated useful lives and in the case of leasehold improvements, the shorter of the useful life or the remaining term of the lease (see Note 5).

Goodwill and Intangible Assets

Goodwill represents the excess of the consideration transferred over the fair value of the assets acquired and liabilities assumed in a business combination. Other intangible assets consist of trademarks, physician network, and the websites acquired in the Fertility Authority acquisition. Goodwill, including other definite-lived intangible assets, are carried at their initial acquisition date fair value less any impairment. Other intangible assets are recorded at fair value at the date of acquisition, less accumulated amortization. Amortization is calculated using the straight-line method based on estimated useful lives.

Goodwill is reviewed for impairment annually as of October 1st of each year or when an interim triggering event has occurred indicating potential impairment. Events or changes in circumstances which could trigger an impairment review, which are assessed at the reporting unit level, include significant changes in the manner of the Company's use of the acquired assets or the strategy for the Company's overall business, significant negative industry or economic trends, significant underperformance relative to historical or projected future results of operations, a significant adverse change in the business climate, an adverse action or assessment by a regulator, unanticipated competition or a loss of key personnel. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if an entity concludes otherwise, then it is required to perform the first of a two-step impairment test.

The first step involves comparing the estimated fair value of the reporting unit with its respective book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

The Company tests for goodwill impairment for each reporting unit, which is at the operating segment or one level below the operating segment. This analysis requires us to make a series of assumptions to (1) evaluate whether any impairment exists and (2) measure the amount of impairment. There was no impairment of goodwill or intangible assets for the years ended December 31, 2023, 2022, and 2021.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets or asset groups may not be recoverable. In such instances, the recoverability of assets to be held and used is measured first by a comparison of the carrying amount of an asset group to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, an impairment loss would be recognized if the carrying amount of the asset exceeds the fair value of the asset or asset group. The fair value is determined based on valuation techniques such as a comparison to fair values of similar assets or using a discounted cash flow analysis. There were no impairments recorded for the years ended December 31, 2023, 2022 and 2021.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use assets, accrued expenses and other current liabilities, and operating lease noncurrent liabilities on the consolidated balance sheets. The Company elects to account for each separate lease and non-lease component as a single lease component. As of December 31, 2023 and 2022, the Company has no financing lease arrangements.

In accordance with ASC 842, the Company records a right-of-use asset ("ROU") and lease liability in connection with its operating leases. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. To determine the present value of lease payments, the Company utilizes the rate implicit in the lease, if available. If the rate implicit in the lease is not readily determinable, the Company uses its secured incremental borrowing rate to determine the present value of the lease payments. The determination of the Company's incremental borrowing rate requires judgment and is primarily based on publicly available information for companies within the same industry and with similar credit profiles. The rate is then adjusted for the lease term and other specific terms included in the Company's lease arrangements. The incremental borrowing rate is subsequently reassessed upon a modification to the lease arrangement. The operating lease ROU asset also includes any lease payments made prior to commencement date and excludes lease incentives and initial direct costs incurred. ROU assets are subsequently assessed for impairment in accordance with the Company's accounting policy for long-lived assets.

Stock-Based Compensation

The Company accounts for stock-based compensation awards in accordance with FASB ASC Topic 718, *Compensation—Stock Compensation* (ASC 718). ASC 718 requires all stock-based payments, including restricted stock units and grants of stock options, to be recognized in the consolidated statements of operations based on their respective fair values. The fair value of the Company's restricted stock units has been determined utilizing the closing market price of the Company's common stock on the date of the grant, including those with performance-based vesting criteria.

The fair value of the Company's stock options and stock purchased under the employee stock purchase plan has been determined using the Black-Scholes option-pricing model, which requires the input of subjective assumptions, including (i) the expected stock price volatility, (ii) the expected term of the award, (iii) the risk-free interest rate and (iv) expected dividends. Due to the lack of historical and implied volatility data of the Company's common stock, the expected stock price volatility has been estimated based on the historical volatilities of the daily closing prices of a specified group of companies in Progyny's industry for a period equal to the expected term of the option. Progyny selected companies with comparable characteristics to the Company, including enterprise value, risk profiles and position within the industry, that have historical stock price information sufficient to meet the expected term of the stock options. The expected term of the options granted represents the period of time that options granted are expected to be outstanding and is calculated using the simplified method, which is the mid-point between the vesting date and the end of the contractual term for each option. For non-employee service-based awards, the expected term is estimated based on the remaining contractual term of such awards. The risk-free interest rate is based on the yield of zero-coupon, U.S. Treasury securities for the period that is consistent with the expected term of the stock option. The Company has not paid, and does not anticipate paying, cash dividends on its shares of common stock; therefore, the expected dividend yield is zero.

The Company's stock-based awards are subject to service-based or performance-based vesting conditions. The Company recognizes compensation expense for service-based awards over the vesting period of the award on a straight-line basis. Compensation expense related to awards with performance-based vesting conditions is recognized over the requisite service period when achievement of the performance condition is considered probable.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, Income Taxes ("ASC 740"), including updates in ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*, which the Company adopted as of January 1, 2021. Deferred income taxes are recorded for the expected tax consequences of temporary differences between the tax basis of assets and liabilities for financial reporting purposes and amounts recognized for income tax purposes. The Company periodically reviews the recoverability of deferred tax assets recorded on the consolidated balance sheet and provides valuation allowances as deemed necessary to reduce such deferred tax assets to the amount that will, more likely than not, be realized. Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities calculated according to local tax rules.

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, the Company considers all available evidence for each jurisdiction including past operating results, estimates of future taxable income and the feasibility of ongoing tax planning strategies. In the event the Company changes its determination as to the amount of deferred tax assets that can be realized, the Company will adjust its valuation allowance with a corresponding impact to income tax expense in the period in which such determination is made.

The amount of deferred tax provided is calculated using tax rates enacted at the balance sheet date. The impact of tax law changes is recognized in periods when the change is enacted.

A two-step approach is applied pursuant to ASC 740 in the recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return. The first step is to determine if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained in an audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

The Company's policy is to recognize interest and penalty expenses associated with uncertain tax positions as a component of income tax expense in the consolidated statements of operations and comprehensive income. As of December 31, 2023, 2022 and 2021, the Company had no significant accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company's consolidated statements of operations.

Fair Value of Financial Instruments and Fair Value Measurements

The Company determines the fair value of financial assets and liabilities using the fair value hierarchy established in the accounting standards. The hierarchy describes three levels of inputs that may be used to measure fair value, as follows:

Level 1—Quoted prices in active markets for identical assets and liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

The carrying amounts of certain of the Company's financial instruments, including cash equivalents, marketable securities, accounts receivable and accounts payable approximate fair value due to their short maturities.

Net Income per Share

Basic net income per share is calculated by dividing the net income by the weighted-average number of shares of common stock outstanding for the period.

Diluted net income per share is computed by dividing the diluted net income by the weighted-average number of common shares outstanding for the period, including potential dilutive common shares assuming dilutive effect of outstanding common stock options, restricted stock units, shares issuable under the employee stock purchase program and common stock warrants using the treasury stock method. In periods when the Company has incurred a net loss, diluted net loss per share is the same as basic net loss per share because dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. The standard is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, as well as improve consistent application of and simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The Company adopted this standard as of January 1, 2021. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

In May 2021, the FASB issued ASU No. 2021-04, *Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation- Stock Compensation (Topic 718), and Derivatives and Hedging- Contracts in Entity's Own Equity (Subtopic 815- 40),* which provides guidance on modifications or exchanges of a freestanding equity-classified written call options that are not within the scope of another Topic, such as warrants. The Company adopted this standard as of January 1, 2022 on a prospective basis to modifications or exchanges occurring on or after this date. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

Accounting Pronouncements Issued but Not Yet Adopted

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.* The standard is intended to provide a better understanding of an entity's overall performance and business activities through improved disclosure about an entity's reportable segments, including more detailed information about reportable segment expenses. The new standard will be effective for the Company for the fiscal year beginning January 1, 2024. While the new standard does require additional footnote disclosure, the Company currently does not expect the adoption of the new standard to have a material effect on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The standard is intended to enhance the transparency and decision usefulness of income tax disclosures primarily through changes to the rate reconciliation and income taxes paid information. The new standard will be effective for the Company for the fiscal year beginning January 1, 2025. While the new standard does require further disaggregation of the income tax footnote, the Company currently does not expect the adoption of the new standard to have a material effect on its consolidated financial statements.

3. Revenue

Disaggregated revenue

The following table disaggregates revenue by service (in thousands):

		Year Ended December 31,				
		2023		2022		2021
Revenue						
Fertility benefit services revenue	$	676,295	$	510,145	$	355,616
Pharmacy benefit services revenue		412,303		276,768		145,005
Total revenue	$	1,088,598	$	786,913	$	500,621

Concentration of Major Clients

For the year ended December 31, 2023, one client accounted for 13% of total revenue. Two clients accounted for 16% and 10%, or a combined 26%, of total revenue for the year ended December 31, 2022. For the year ended December 31, 2021, two clients accounted for 19%, and 15%, or a combined 34% of total revenue. No other clients accounted for more than 10% for the years ended December 31, 2023, 2022, and 2021.

4. Fair Value of Financial Instruments

As of December 31, 2023 and 2022, the Company had $35.2 million and $120.6 million, respectively, in financial assets held in money market accounts and $273.8 million and $69.2 million, respectively, held in marketable securities, including U.S. treasury bills. All were classified as Level 1 in the fair value hierarchy. The Company measured these assets at fair value. The Company classified these assets as Level 1 because the values of these assets are determined using unadjusted quoted prices in active markets for identical assets.

During the year ended December 31, 2023, the Company had $5.2 million of gross realized gains related to marketable securities and money market accounts included within earnings. There were no related gross realized losses included within earnings for this period. The gross realized gains and losses included within earnings for marketable securities and money market accounts for the year ended December 31, 2022 were $0.4 million and $0.1 million, respectively. The gross realized losses included within earnings for the year ended December 31, 2021 were $0.4 million. The gross realized gains for the year ended December 31, 2021 were not significant.

The Company reclassified $3.9 million and $0.3 million of net unrealized holding gains out of other comprehensive income and into earnings for the years ended December 31, 2023 and 2022, respectively. The amount of net unrealized holding losses reclassified out of other comprehensive loss into earnings for the year ended December 31, 2021 was $0.4 million. These amounts were reclassified into other income (expense), net line per the consolidated statement of operations.

The total gains for marketable securities and money market accounts with net gains in other comprehensive income as of December 31, 2023 and December 31, 2022 was $3.9 million and $0.5 million, respectively. The total losses for the period as well as the total gains and losses for marketable securities and money market accounts in other comprehensive loss as of December 31, 2021 was not significant.

During the years ended December 31, 2023, 2022, and 2021, the Company did not maintain any assets or liabilities classified as Level 2 or Level 3 in the fair value hierarchy.

5. Property and Equipment, Net

Property and equipment consist of the following (in thousands):

	Estimated Useful Life (in years)	December 31,	
		2023	2022
Machinery and equipment	3-5	$ 312	$ 179
Computers and hardware	3	1,811	1,252
Leasehold improvements	lease term	3,733	3,394
Furniture and fixtures	7	1,488	1,296
Capitalized software	3-5	8,170	5,369
Property and equipment, gross		15,514	11,490
Less: accumulated depreciation		(5,301)	(3,119)
Total property and equipment, net		$ 10,213	$ 8,371

Depreciation expense was approximately $2.2 million, $1.1 million and $0.7 million for the years ended December 31, 2023, 2022 and 2021, respectively.

During the years ended December 31, 2023, 2022, and 2021, the Company capitalized $0.6 million, $0.8 million, and $0.1 million respectively, in stock-based compensation expense related to the development of internal-use software.

6. Intangible Assets, Net

Intangible assets consist of the following (in thousands):

	Estimated Useful Life (in years)	December 31,	
		2023	2022
Trademarks	8	$ 4,000	$ 4,000
Physician Network	6	3,500	3,500
Website	5	2,000	2,000
Intangible assets, gross		9,500	9,500
Less: accumulated amortization		(9,500)	(9,401)
Total intangible assets, net		$ —	$ 99

Amortization expense was $0.1 million, $0.5 million, and $0.6 million for the years ended December 31, 2023, 2022 and 2021, respectively.

As of December 31, 2023, there was no future amortization expense of other intangible assets remaining.

7. Leases

In September 2019, the Company's sublease agreement for its corporate headquarters in New York, NY commenced and is scheduled to expire in May 2029. Pursuant to the sublease, the Company will pay the base rent of approximately $1.3 million per annum through the end of the fifth lease year and approximately $1.4 million per annum thereafter through the expiration date.

In February 2023, the Company's lease agreement for the additional 24,099 square foot office in its corporate offices commenced in New York, NY and is expected to expire in the fourth quarter of 2035. In accordance with ASC 842, the Company recorded right-of-use assets and lease liabilities of $12.2 million and $12.1 million, respectively. Pursuant to the lease, the Company is obligated to pay the base rent of approximately $1.4 million per annum beginning in April 2024 through the end of the fifth lease year and approximately $1.5 million per annum thereafter through the expiration date.

The Company recognizes lease expense on a straight-line basis over the lease term. Lease expense for the Company's operating leases was $2.4 million for the year ended December 31, 2023. For the years ended December 31, 2022 and 2021 lease expense for the Company's operating leases was $1.3 million.

Cash outflows from operating activities attributable to the operating leases for the years ended December 31, 2023, 2022, and 2021 was $1.3 million.

Information related to the Company's leases is as follows (in thousands):

	Balance Sheet Location		December 31, 2023
Operating Leases			
Right-of-use assets	Operating lease right-of-use assets	$	17,605
Short-term lease liabilities	Accrued expenses and other current liabilities	$	2,149
Long-term lease liabilities	Operating lease noncurrent liabilities	$	17,241
Other information			
Weighted average remaining lease term, operating lease			9.6 years
Weighted average discount rate, operating lease			4.60%

Future minimum facility lease payments as of December 31, 2023, are as follows (in thousands):

Year Ending December 31:		Operating Lease Payments as of December 31, 2023
2024	$	2,250
2025		2,793
2026		2,793
2027		2,793
2028		2,793
Thereafter		10,848
Total undiscounted lease payments	$	24,270
Less: imputed interest		4,880
Present value of lease liabilities	$	19,390
Less: current portion of operating lease liabilities		2,149
Operating lease noncurrent liabilities	$	17,241

February 2022 Lease Agreement

As noted above, the Company commenced its lease for the 24,099 square foot office in its corporate offices in New York, NY in February 2023, pursuant to a lease agreement entered into by the Company in February 2022. The lease agreement also provides for additional space in the Company's corporate offices, including an additional 21,262 square foot office and continued occupancy of the 25,212 square foot office after the expiration of the current sublease. For the 21,262 square foot office, the lease commencement date, which is when the premises will become available to the Company for use, is expected to be in the fourth quarter of 2024. The Company is obligated to pay the base rent of approximately $1.3 million starting in the fourth quarter of 2025 for five years and approximately $1.4 million per year thereafter through the fourth quarter of 2035, the expected expiration date. For the current 25,212 square foot office, the Company is obligated to pay the base rent of approximately $1.6 million per year beginning in June 2029 through the fourth quarter of 2035, the expected expiration date.

8. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

| | December 31, | |
	2023	2022
Accrued claims payable	$ 30,294	$ 31,139
Accrued compensation	11,868	7,706
Accrued commission	3,284	2,832
Operating lease current liabilities	2,149	1,231
Professional fees	1,242	861
Other accrued expenses	10,504	5,311
Other current liabilities	1,183	1,169
Total accrued expenses and other current liabilities	$ 60,524	$ 50,249

9. Debt

In June 2018, the Company entered into a loan agreement with Silicon Valley Bank for a revolving line of credit up to $15.0 million based upon an advance rate of 80% on "eligible" accounts receivable to fund its working capital and other general corporate needs, which was amended in April 2019, January 2020, June 2020, and February 2021 ("SVB Line of Credit"). Eligible accounts receivable was defined in the loan agreement as accounts billed with aging 90 days or less and excluded accounts receivable due for member copayments, coinsurance, and deductibles. The SVB Line of Credit matured in June 2021.

The Company was required to pay a revolving line commitment fee of $225,000 in three equal annual installments of $75,000 starting on the one-year anniversary of the revolving line. The Company made the first installment payment of $75,000 in June 2019 and accrued this cost monthly. When the Company held unrestricted cash balances greater than $5.0 million, interest accrued at a floating rate per annum equal to the greater of prime rate or 4.75%. If the unrestricted cash balance was less than $5.0 million, interest accrued at a floating rate per annum equal to the greater of prime rate plus 0.50% or 4.75%, with interest payable monthly. Interest was paid based upon the borrowed funds.

The SVB Line of Credit contained customary affirmative covenants, financial covenants, as well as negative covenants that, among other things, restricted the Company's ability to incur additional indebtedness (including guarantees of certain obligations); create liens; engage in mergers, consolidations, liquidations and dissolutions; sell assets; maintain collateral; pay dividends or make other payments in respect of capital stock; make acquisitions; make investments, loans and advances; enter into transactions with affiliates; make payments with respect to or modify subordinated debt instruments; and enter into agreements with negative pledge clauses or clauses restricting subsidiary distributions. The financial covenant required the Company to achieve a specified minimum quarterly revenue as defined by the SVB Line of Credit.

The Company recorded interest expense on the SVB Line of Credit of $38,000 during the year ended December 31, 2021.

10. Stockholders' Equity

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The common stock confers upon its holders the right to receive dividends out of any assets legally available, when and as declared by the Board of Directors.

The Company had 615,980 shares of treasury stock as of December 31, 2023, 2022 and 2021.

Share Repurchase Program

In February 2024, the Company's Board of Directors authorized a share repurchase program of up to $100 million in shares of common stock. Repurchases may be made in the form of open market repurchases, including through plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934 as amended, depending on stock price, market conditions and other factors, as determined by the Company. There can be no assurance as to the number of shares to be repurchased by us, if any.

Common Stock Warrants

In connection with the IPO on October 25, 2019, all outstanding convertible preferred warrants were converted to common stock warrants. As of December 31, 2023 and 2022, the Company had 305,595 and 565,351 common stock warrants outstanding, respectively.

For the year ended December 31, 2023, 259,756 common stock warrants were exercised for 247,672 shares of common stock at a weighted-average exercise price of $1.73. No common stock warrants were exercised during the year ended December 31, 2022. For the year ended December 31, 2021, 854,065 common stock warrants were exercised for 824,991 shares of common stock at a weighted-average exercise price of $1.73. The Company did not recognize compensation expense relating to the common stock warrants for the years ended December 31, 2023, 2022 and 2021 as they were all fully vested.

Stock Incentive Plan

In October 2019, the Company's Board of Directors and stockholders adopted and approved the 2019 Equity Incentive Plan, as amended (the "2019 Plan"), as the successor to the Company's 2017 Equity Incentive Plan, as amended (the "2017 Plan"). No further grants were made under the 2017 Plan from the date that the 2019 Plan became effective. Initially, the maximum number of shares issuable under the 2019 Plan will not exceed 19,198,875 shares of common stock, which is the sum of 1) 2,640,031 new shares and 2) an additional number of shares not to exceed 16,558,844 consisting of (a) shares that remained available for the issuance of awards under the 2017 Plan immediately prior to the effective date of the 2019 Plan and (b) shares of common stock subject to outstanding stock options or other stock awards granted under the 2017 Plan that, on or after the date the 2019 Plan became effective, terminate, expire or are cancelled prior to exercise or settlement; are forfeited or repurchased because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price, if any, as such shares become available from time to time.

Under the Company's 2017 Plan and consistent with the Company's prior 2008 Equity Incentive Plan, options and other stock awards to purchase shares of common stock may be granted to employees, directors, and consultants. Incentive stock options are granted to employees and non-statutory stock options are granted to consultants and directors at an exercise price not less than 100% of the fair value (as determined by the Board of Directors) of the Company's common stock on the date of grant. The exercise price of options granted to stockholders who hold 10% or more of the Company's common stock on the option grant date shall not be less than 110% of the fair value of the Company's common stock on the date of grant for both incentive and non-qualified stock option grants. These options generally vest over four years and expire ten years from the date of grant. Stock option grants may be exercisable upon grant, and any unvested shares purchased are subject to repurchase. There were no unvested shares subject to repurchase as of December 31, 2023 and 2022.

As of December 31, 2023 and 2022, 3,573,416 and 1,241,365 shares of common stock, respectively, remained available for future grants under the 2019 Plan. Under the 2019 Plan, subject to any adjustments necessary to implement any capitalization adjustments, an annual increase to the number of shares issuable is automatically added on January 1 of each year for a period of ten years commencing on January 1, 2020 and ending on (and including) January 1, 2029, in an amount equal to 4% of the total number of shares of common stock outstanding on December 31 of the preceding year or such smaller amount as determined by the Company's Board of Directors.

Stock Options

Stock options are exercisable based on the terms and conditions outlined in the applicable award agreement. Stock options generally vest over four years and typically expire ten years from the date of grant. A summary of the Company's stock option activity for the year ended December 31, 2023 is as follows:

	Number of Shares		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)		Aggregate Intrinsic Value
						(In thousands)
Outstanding at December 31, 2022	18,808,026	$	32.13	7.9	$	188,241
Granted	1,953,993		35.20			
Exercised	(2,444,104)		4.32			
Forfeited	(914,705)		48.70			
Cancelled	(174,795)		61.75			
Outstanding at December 31, 2023	17,228,415	$	35.24	7.4	$	158,773
Exercisable at December 31, 2022	8,015,001	$	15.21	6.3	$	169,601
Exercisable at December 31, 2023	9,379,508	$	27.82	6.3	$	152,166

The total intrinsic value of options exercised was $79.7 million, $76.7 million, and $175.0 million for the years ended December 31, 2023, 2022, and 2021, respectively.

The weighted-average grant date fair value of options granted was $19.10, $21.84, and $30.60 in the years ended December 31, 2023, 2022, and 2021, respectively.

The total grant date fair value of options vested was $134.1 million, $62.6 million, and $16.0 million as of December 31, 2023, 2022, and 2021, respectively.

The total unrecognized compensation cost related to unvested options was approximately $165.1 million at December 31, 2023. The weighted-average remaining recognition period is approximately 2.5 years.

Certain assumptions used in the option-pricing model for options granted to employees, directors, and non-employees are as follows:

	Year Ended December 31,		
	2023	2022	2021
Expected term (in years)	5.50 - 6.11	4.61 - 6.11	3.00 - 6.11
Risk-free interest rate	3.5% - 4.8%	1.4% - 4.4%	0.6% - 1.4%
Expected volatility	52.0% - 54.0%	49.3% - 53.3%	52.4% - 59.5%
Expected dividend rate	—	—	—

Restricted Stock Units

Restricted stock units are subject to service-based or performance-based vesting criteria. The restricted stock units vest based on the terms outlined in the applicable award agreement, which, for service-based awards, is generally over a period of 4 years. The Company's performance-vesting awards are based on the achievement of specified revenue targets and continued employment through the date of achievement of such targets. If the targets have not been achieved prior to the fifth anniversary of the grant, the awards will be forfeited. During the year ended December 31, 2023, the revenue targets associated with the first tranche of the performance-vesting awards were achieved, resulting in the vesting of 166,500 shares. As of December 31, 2023, the second tranche of 166,500 shares of the performance-vesting awards remained unvested.

A summary of the Company's restricted stock unit activity, including those with performance-based vesting criteria, is as follows:

	Number of Shares		Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2022	2,416,162	$	48.74
Granted	1,306,487	$	35.02
Vested	(959,772)	$	47.34
Forfeited	(201,664)	$	49.14
Outstanding at December 31, 2023	2,561,213	$	42.19

The total intrinsic value of restricted stock units vested was $33.0 million, $22.0 million, and $11.1 million for the years ended December 31, 2023, 2022, and 2021, respectively.

The weighted-average grant date fair value of restricted stock units granted was $35.02, $44.09, and $58.13 for the years ended December 31, 2023, 2022, and 2021, respectively.

The total grant date fair value of restricted stock units vested was $45.5 million, $28.5 million and $5.3 million for the years ended December 31, 2023, 2022, and 2021, respectively.

The total unrecognized compensation cost related to unvested restricted stock units was approximately $91.0 million at December 31, 2023. The weighted-average remaining recognition period is approximately 2.6 years.

Employee Stock Purchase Plan

In October 2019, the Board of Directors and stockholders also adopted and approved the 2019 Employee Stock Purchase Plan (the "ESPP"). Following the IPO, the ESPP authorized the issuance of 1,700,000 shares of common stock to purchase rights granted to the Company's employees. Subject to the ESPP, the maximum number of shares of common stock that may be issued under the Plan will not exceed 1,700,000 shares, plus the number of shares that are automatically added on January 1st of each year, in an amount equal to the lesser of 1% of the total number of shares of capital stock outstanding on December 31st of the preceding calendar year, and 2,500,000 shares of common stock, or such smaller amount as determined by the Company's Board of Directors. As of December 31, 2023 and December 31, 2022, 4,194,264 and 3,306,387 shares of common stock remained available to be issued under the ESPP, respectively.

The following table summarizes the purchases that were made for each purchase period of the ESPP in the years ending December 31, 2023, 2022, and 2021 (in thousands, except for share amounts):

Purchase Period	Proceeds used for purchase	Shares purchased
August 1, 2020 to January 31, 2021	$ 481	21,125
February 1, 2021 to July 31, 2021	595	14,505
August 1, 2021 to January 31, 2022	683	19,838
February 1, 2022 to July 31, 2022	412	15,888
August 1, 2022 to January 31, 2023	723	27,492
February 1, 2023 to July 31, 2023	528	17,642

The next purchase period commenced on August 1, 2023 and ended on January 31, 2024.

Stock-Based Compensation Expense

The following table summarizes stock-based compensation expense, which was included in the statements of operations as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Cost of services	$ 34,490	$ 25,918	$ 8,969
Sales and marketing	27,015	21,135	5,462
General and administrative	61,106	53,695	19,275
Total stock-based compensation expense	$ 122,611	$ 100,748	$ 33,706

11. Net Income Per Share

A reconciliation of net income and the number of shares in the calculation of basic and diluted net income per share is as follows (in thousands, except share and per share amounts):

	Year Ended December 31,		
	2023	**2022**	**2021**
Basic net income per common share:			
Numerator:			
Net income	$ 62,037	$ 30,358	$ 65,769
Denominator:			
Weighted-average shares used in computing basic net income per share	95,021,175	92,195,068	89,105,562
Basic net income per share	$ 0.65	$ 0.33	$ 0.74
Diluted net income per common share:			
Numerator:			
Net income	$ 62,037	$ 30,358	$ 65,769
Denominator:			
Weighted-average shares used in computing basic net income per share	95,021,175	92,195,068	89,105,562
Effect of dilutive securities:			
Options to purchase common stock	4,813,004	6,981,512	10,103,473
Shares issuable under ESPP	804	3,292	1,104
Warrants to purchase common stock	458,537	539,702	799,844
Restricted stock units	378,879	237,599	348,064
Total effect of dilutive securities	5,651,224	7,762,105	11,252,485
Weighted-average shares used in computing diluted net income per share	100,672,399	99,957,173	100,358,047
Diluted net income per share	$ 0.62	$ 0.30	$ 0.66

The following weighted-average outstanding shares of potentially dilutive securities were excluded from the computation of diluted net income per share for the periods presented because including them would have been antidilutive:

	Year Ended December 31,		
	2023	**2022**	**2021**
Options to purchase common stock	11,901,773	8,019,010	1,562,029
Shares issuable under ESPP	919	—	—
Restricted stock units	1,111,634	1,733,420	186547
Total potential dilutive shares	13,014,326	9,752,430	1,748,576

12. 401(k) Plan

The Company sponsors a 401(k) defined contribution plan covering all employees and began employer contributions in 2018. The Company incurred expenses related to employer contributions of $1.4 million, $1.0 million, and $0.9 million for the years ended December 31, 2023, 2022, and 2021 respectively.

13. Income Taxes

For the year ended December 31, 2023, a tax provision of $8.7 million was recorded. A tax benefit of $5.9 million and $33.3 million was recorded for the years ended December 31, 2022, and 2021, respectively.

The provision (benefit) from income taxes is composed of the following (in thousands):

| | Year Ended December 31, | | |
	2023	2022	2021
Current			
Federal	$ 2,311	$ —	$ —
State	2,598	695	(31)
Total current provision (benefit) from income taxes	4,909	695	(31)
Deferred:			
Federal	4,433	(6,880)	(25,154)
State	(688)	268	(8,149)
Total deferred provision (benefit) from income taxes	3,745	(6,612)	(33,303)
Total provision (benefit) from income taxes	$ 8,654	$ (5,917)	$ (33,334)

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective tax rate is as follows:

| | Year Ended December 31, | | |
	2023	2022	2021
Income tax provision at statutory rate	21 %	21 %	21 %
State income taxes, net of federal benefit	2	3	(25)
Stock-based compensation	(18)	(48)	(99)
Section 162(m) compensation limitation	6	—	—
Other	1	—	—
Effective tax rate	12 %	(24)%	(103)%

The Company's effective tax rate for the years ended December 31, 2023, 2022, and 2021 was 12%, (24)%, and (103)%, respectively. For the year ended December 31, 2023, the effective tax rate differs from the U.S. federal statutory rate primarily due to permanent tax adjustments, including windfalls upon the exercise of stock options and vesting of RSUs as well as the disallowance of certain compensation deductions based on Section 162(m) of the Internal Revenue Code, which limits the compensation deduction of certain highly compensated employees. For the years ended December 31, 2022, and 2021, the effective tax rate differs from the U.S. federal statutory rate primarily due to permanent tax adjustments, including windfalls upon the exercise of stock options and vesting of RSUs.

Deferred Tax Balances

The components of the Company's net deferred tax assets and liabilities are as follows (in thousands):

	December 31,		
	2023		2022
Deferred tax assets:			
Net operating loss carryforwards	$	16,818	$ 41,106
Capitalized start-up costs		3	6
Research and development credits		310	1,039
Stock-based compensation		42,257	26,996
Accruals and reserves		15,190	9,373
Operating lease liabilities		5,171	2,062
Intangibles		568	547
Total deferred tax assets		80,317	81,129
Valuation allowance		(513)	(224)
Deferred tax assets after valuation allowance	$	79,804	$ 80,905
Deferred tax liabilities:			
Property and equipment		(104)	(461)
Goodwill		(832)	(709)
Operating lease right-of-use assets		(4,695)	(1,846)
Unrealized gain on marketable securities		(1,025)	—
Capitalized research and development costs		(28)	—
Total deferred tax liabilities		(6,684)	(3,016)
Net deferred tax assets	$	73,120	$ 77,889

Assessing the realizability of deferred tax assets requires the determination of whether it is more-likely-than-not that some portion or all the deferred tax assets will not be realized. In assessing the need for a valuation allowance, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, loss carryback and tax-planning strategies. The valuation allowance increased by $0.3 million during the year ended December 31, 2023. As of December 31, 2023, management believes there is sufficient positive evidence to conclude that it is more likely than not that the net deferred tax assets were realizable. During the year ended December 31, 2022, the net change in the valuation allowance was not significant.

As of December 31, 2023, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately$1.2 million and $67.6 million, respectively, which expire beginning in the year 2027. In addition to the above federal net operating losses, the Company has net operating losses of $55.5 million with an indefinite carryforward period. There are certain state net operating losses that follow the federal carryforward period and are indefinite in nature. In addition, the Company has research and development tax credits in California of approximately $0.8 million that have no expiration date. Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to ownership changes that may occur, as provided by Section 382 of the Internal Revenue Code of 1986, as well as similar state provisions. Such annual limitation could result in the expiration of net operating losses and credits before their utilization.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	December 31,					
	2023		2022		2021	
Balance at the beginning of the year	$	390	$	390	$	390
Reductions based upon tax positions related to the current year		—		—		—
Balance at the end of the year	$	390	$	390	$	390

In order for these unrecognized tax benefits to be realized, the net operating loss carryforwards must be utilized first. The Company does not anticipate any material change in its unrecognized tax benefits over the next twelve months.

The Company files U.S. federal and state income tax returns with varying statutes of limitations. All tax years since inception remain open to examination due to the carryover of unused net operating losses and tax credits.

14. Commitments and Contingencies

Arbitration/Litigation

The Company records accruals for loss contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. If the Company determines that a loss is reasonably possible, the Company discloses the matter, and the amount or range of the possible loss, if estimable, in the notes to the consolidated financial statements.

From time to time, the Company is involved in certain claims and litigation arising in the normal course of business. The Company is not aware of any legal proceedings or claims, that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company's financial position or results of operations.

Indemnifications

The Company indemnifies each of its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company's request in such capacity, as permitted under Delaware law and in accordance with its certificate of incorporation and bylaws. The term of the indemnification period lasts as long as an officer or a director may be subject to any proceeding arising out of acts or omissions of such officer or director in such capacity. The maximum amount of potential future indemnification is unlimited; however, the Company currently holds director and officer liability insurance. This insurance allows the transfer of risk associated with the Company's exposure and may enable it to recover a portion of any future amounts paid. The Company believes that the fair value of these indemnification obligations is minimal. Accordingly, it has not recognized any liabilities relating to these obligations for any period presented.

15. Unaudited Quarterly Results of Operations Data

The following table sets forth the unaudited quarterly consolidated results of operations for each of the eight quarterly periods in the period ended December 31, 2023. The unaudited quarterly results of operations have been prepared on the same basis as the audited consolidated financial statements, and we believe they reflect all normal recurring adjustments necessary for the fair statement of the Company's results of operations for these periods. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report. The Company's historical operating data may not be indicative of the Company's future performance.

	Three Months Ended							
	Mar. 31, 2022	Jun. 30, 2022	Sep. 30, 2022	Dec. 31, 2022	Mar. 31, 2023	Jun. 30, 2023	Sep. 30, 2023	Dec. 31, 2023
	(in thousands)							
Revenue	$ 172,217	$ 195,004	$ 205,371	$ 214,321	$ 258,394	$ 279,373	$ 280,891	$ 269,940
Cost of services	139,268	151,117	159,376	169,827	199,754	218,732	218,267	213,046
Gross profit	32,949	43,887	45,995	44,494	58,640	60,641	62,624	56,894
Operating expenses:								
Sales and marketing	10,015	11,496	11,166	12,980	14,282	15,384	14,911	14,911
General and administrative	22,992	23,553	23,574	28,208	29,347	30,073	29,524	28,183
Total operating expenses	33,007	35,049	34,740	41,188	43,629	45,457	44,435	43,094
Income (loss) from operations	(58)	8,838	11,255	3,306	15,011	15,184	18,189	13,800
Other income (expense), net	(96)	25	82	275	498	1,277	1,708	1,720
Interest income, net	12	40	202	560	822	706	1,034	742
Total other income (expense), net	(84)	65	284	835	1,320	1,983	2,742	2,462
Income (loss) before income taxes	(142)	8,903	11,539	4,141	16,331	17,167	20,931	16,262
Provision (benefit) for income taxes	(5,113)	135	(1,672)	733	(1,347)	2,176	5,033	2,792
Net income	$ 4,971	$ 8,768	$ 13,211	$ 3,408	$ 17,678	$ 14,991	$ 15,898	$ 13,470
Net income per share:								
Basic	$ 0.05	$ 0.10	$ 0.14	$ 0.04	$ 0.19	$ 0.16	$ 0.17	$ 0.14
Diluted	$ 0.05	$ 0.09	$ 0.13	$ 0.03	$ 0.18	$ 0.15	$ 0.16	$ 0.13
Weighted-average shares used in computing net income per share:								
Basic	91,410,368	91,964,978	92,316,022	93,056,297	93,832,873	94,738,651	95,502,250	95,980,425
Diluted	99,935,735	99,672,769	99,819,801	100,059,687	100,166,008	100,615,919	100,879,576	100,748,054

ITEM 9.   **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

ITEM 9A.   **CONTROLS AND PROCEDURES**

Limitations on Effectiveness of Controls and Procedures

The Company maintains disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) that are designed to ensure that information required to be disclosed in the Company's reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated, as of the end of the period covered by this Annual Report on Form 10-K, the effectiveness of our disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2023.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as that term is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of the Company's principal executive officer and principal financial officer, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on the assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Attestation Report of the Independent Registered Public Accounting Firm

Ernst & Young LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in the Annual Report on Form 10-K and has issued an attestation report on our internal control over financial reporting, which is included in this Item 9A below.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Progyny, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Progyny, Inc.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Progyny, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated February 29, 2024, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

New York, NY
February 29, 2024

ITEM 9B.   OTHER INFORMATION

During the three months ended December 31, 2023, no director or officer of the Company adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Code of Conduct

Our Board of Directors has adopted a Code of Conduct applicable to all officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, and persons performing similar functions. A copy of our Code of Conduct is available at the Investor Relations section of our website, located at *investors.progyny.com*, under "Governance—Documents & Charters." We intend to make all disclosures required by law or Nasdaq Stock Market rules regarding any amendments to, or waivers from, any provisions of the code at the same location of our website. Our website is not incorporated by reference into this Annual Report on Form 10-K, and you should not consider information on our website to be part of this Annual Report on Form 10-K.

Other Information

The remaining information required by this item will be included under the headings "Proposal 1—Election of Directors," "Information Regarding Director Nominees and Current Directors," "Information Regarding the Board of Directors and Corporate Governance," and, if applicable, "Delinquent Section 16(a) Reports" in our definitive proxy statement relating to the 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023, which we refer to as our 2024 Proxy Statement, and such required information is incorporated herein by reference into this Annual Report on Form 10-K.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this item will be included under the headings "Executive Compensation," "Director Compensation," and "Information Regarding the Board of Directors and Corporate Governance" in our 2024 Proxy Statement and is hereby incorporated by reference into this Annual Report on Form 10-K.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this item will be included under the heading "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" in our 2024 Proxy Statement and is hereby incorporated by reference into this Annual Report on Form 10 K.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be included under the headings "Transactions with Related Persons," and "Information Regarding the Board of Directors and Corporate Governance" in our 2024 Proxy Statement and is hereby incorporated by reference into this Annual Report on Form 10-K.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item will be included under the heading "Principal Accountant Fees and Services" in our 2024 Proxy Statement and is hereby incorporated by reference into this Annual Report on Form 10-K.

PART IV

ITEM 15.   EXHIBITS, AND FINANCIAL STATEMENT SCHEDULES.

(a)   Documents filed as part of this report:

1. List of Financial Statements

The following financial statements are included in Item 8 "Financial Statements and Supplementary Data" herein.

2. List of Financial Statement Schedules

All schedules are omitted because they are not applicable, not required or the required information is shown in the consolidated financial statements or notes thereto.

3. List of Exhibits

The exhibits to this report are listed below.

Exhibit Number	Description	Incorporated by Reference				Filed/Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of Progyny, Inc.	8-K	001-39100	3.2	10/31/2019	
3.2	Amended and Restated By-laws of Progyny, Inc.	S-1	333-233965	3.4	9/27/2019	
4.1	Form of common stock certificate.	S-1/A	333-233965	4.1	10/15/2019	
4.2	Form of 2013 Preferred Stock Warrant.	S-1/A	333-233965	4.2	10/15/2019	
4.3	Form of 2014 Preferred Stock Warrant.	S-1/A	333-233965	4.3	10/15/2019	
4.4	Form of 2015 Preferred Stock Warrant.	S-1/A	333-233965	4.4	10/15/2019	
4.5	Warrant to Purchase Stock issued to Silicon Valley Bank dated October 9, 2013.	S-1/A	333-233965	4.5	10/15/2019	
4.6	Description of Capital Stock.					*

10.1†	Progyny, Inc. 2008 Stock Plan, as amended, and forms of agreements thereunder.	S-1	333-233965	10.2	9/27/2019
10.2†	Progyny, Inc. 2017 Equity Incentive Plan and forms of agreements thereunder.	S-8	333-233965	99.2	10/25/2019
10.3†	Amendment No. 1 to the Progyny, Inc. 2017 Equity Incentive Plan.	10-K	001-39100	10.4	3/10/2020
10.4†	Progyny, Inc. 2019 Equity Incentive Plan and forms of agreements thereunder.	S-1/A	333-233965	10.4	10/15/2019
10.5†	Amendment No. 1 to the Progyny, Inc. 2019 Equity Incentive Plan.	10-K	001-3910	10.6	3/10/2020
10.6†	Progyny, Inc. 2019 Employee Stock Purchase Plan.	S-1/A	333-233965	10.5	10/15/2019
10.7†	Form of Indemnification Agreement.	S-1	333-233965	10.6	9/27/2019
10.8†	Amended and Restated Employment Agreement between Progyny, Inc. and David Schlanger, dated December 23, 2021	10-Q	001-39100	10.1	5/6/2022
10.9†	Amended and Restated Employment Agreement between Progyny, Inc. and Peter Anevski, dated December 23, 2021.	10-Q	001-39100	10.2	5/6/2022
10.10†	Amended and Restated Employment Agreement between Progyny, Inc. and Mark Livingston dated June 7, 2022	10-Q	001-39100	10.1	8/5/2022
10.11†	Employment Agreement between Progyny, Inc. and Allison Swartz dated October 27, 2022	10-K	001-39100	10.11	3/1/2023
10.12†	Amended and Restated Employment Agreement between Progyny, Inc. and Michael Sturmer dated December 23, 2021	10-Q	001-39100	10.3	5/6/2022
10.13	Sublease Agreement, dated as of July 29, 2019 by and between IPREO Holdings, LLC and Progyny, Inc.	S-1	333-233965	10.1	9/27/2019
10.14	Lease Agreement, dated as of February 25, 2022 by and between ESRT 1359 Broadway, LLC and Progyny, Inc.	10-K	001-39100	10.14	3/1/2023
10.15	Loan and Security Agreement, dated as of June 8, 2018, between Silicon Valley Bank and Registrant.	S-1	333-233965	10.10	9/27/2019

10.15	Amendments to Loan and Security Agreement, dated as of June 8, 2018, between Silicon Valley Bank and Registrant.	10-Q	001-39100	10.1	8/7/2020	
21.1	List of Subsidiaries.	10-K	001-39100	21.1	3/1/2022	
23.1	Consent of Ernst & Young LLP					*
24.1	Power of Attorney (incorporated by reference to the signature pages of this Annual Report on Form 10-K).					*
31.1	Certification of Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a).					*
31.2	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a).					*
32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350.					**
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.					**
97	Progyny, Inc. Policy for Recovery of Erroneously Awarded Compensation					*
101.INS	Inline XBRL Instance Document.					
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.					*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).					*

---

* Filed herewith.

** Furnished herewith.

† Indicates management contract or compensatory plan or arrangement in which any director or executive officer participates.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PROGYNY, INC.

Date: February 29, 2024   By: /s/ PETER ANEVSKI

                                                                    Peter Anevski
                                                           Chief Executive Officer
                                                        (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Peter Anevski and Mark Livingston, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated as of February 29, 2024.

<u>Signature</u>	<u>Title</u>
/s/ PETER ANEVSKI	Chief Executive Officer and Director
Peter Anevski	(principal executive officer)
/s/ MARK LIVINGSTON	Chief Financial Officer
Mark Livingston	(principal financial and accounting officer)
/s/ DAVID SCHLANGER	Executive Chairman
David Schlanger	
/s/ BETH SEIDENBERG	Lead Independent Director
Beth Seidenberg, M.D.	
/s/ LLOYD DEAN	Director
Lloyd Dean	
/s/ FRED COHEN	Director
Fred Cohen, M.D., D.Phil.	
/s/ KEVIN GORDON	Director
Kevin Gordon	
/s/ ROGER HOLSTEIN	Director
Roger Holstein	
/s/ JEFFREY PARK	Director
Jeffrey Park	
/s/ NORMAN PAYSON	Director
Norman Payson, M.D.	
/s/ CHERYL SCOTT	Director
Cheryl Scott	